U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB

                                IPVoice.com, Inc.
         ---------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

             Nevada                                        65-0729900
----------------------------------------             -------------------------
(State or other jurisdiction of                      (I.R.S. Employer
 incorporation or organization)                       Identification No.)

    5050 No. 19th Avenue, Suite 416/417
    Phoenix, Arizona                                            85015
-----------------------------------------            -------------------------
(Address of principal executive offices)                        (Zip Code)

Issuer's telephone number: (602) 335-1231

Securities to be registered under Section 12(b) of the Act:

      Title of each class                        Name of each exchange on which
      to be so registered                        each class to be registered

                 None                                           None
----------------------------------              -------------------------------

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                   ------------------------------------------
                                (Title of class)

Copies of Communications Sent to:

                              Mercedes Travis, Esq.
                              Mintmire & Associates
                              265 Sunrise Avenue, Suite 204
                              Palm Beach, FL 33480
                              Tel: (561) 832-5696
                              Fax: (561) 659-5371


TABLE OF CONTENTS                                                      Page No.


PART I
Item 1      Description of Business.                                          4

Item 2      Management's Discussion and Analysis or Plan of
            Operation.                                                       48

Item 3      Description of Property.                                         55

Item 4      Security Ownership of Certain Beneficial Owners
            and Management.                                                  56

Item 5      Directors, Executive Officers, Promoters and
            Control Persons.                                                 59

Item 6      Executive Compensation.                                          61

Item 7      Certain Relationships and Related Transactions.                  63

Item 8      Description of Securities.                                       68

PART II

Item 1      Market Price of and Dividends on the
            Registrant's Common Equity and Other Shareholder
            Matters.                                                         70

Item 2      Legal Proceedings.                                               71

Item 3      Changes In and Disagreements With Accountants.                   71

Item 4      Recent Sales of Unregistered Securities.                         71

Item 5      Indemnification of Directors and Officers.                       81

PART F/S

            Financial Statements.                                            84


PART III
Item 1      Index to Exhibits.                                               85

Item 2      Description of Exhibits.                                         87

                                                      PART I

Item 1: Description of Business:

     (a)  Business Development

     IPVoice.com, Inc. (the "Company" or "IPVC") is incorporated in the State of Nevada. The Company was originally incorporated as Nova Enterprises, Inc. on February 19, 1997 ("Nova"). In March 1998, Nova acquired 100% of IPVoice Communications, Inc., a Delaware corporation formed in December 1997 ("IPVCDE"). The Company subsequently changed its name to IPVC in May 1999. The Company is quoted on the OTC Bulletin Board under the symbol "IPVC". Its executive offices are presently located at 5050 No. 19th Avenue Suite 416/417, Phoenix, Arizona 85015. Its telephone number is (602) 335-1231 and its facsimile number is (602) 335-1577.

     The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on NBM's current status and financial condition. The Company will file periodic reports in the event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act".)

     Since inception the Company has been engaged in the business of developing its MultiCom Business Management Software ("MultiCom") for use in internet telephony applications (telephone, fax, data, images and video over the internet).  MultiCom is the  business  management  system  behind the  Company's
TrueConnect Gateway product ("Gateway"), for which patent and trademark protection is being sought. Gateway provides a mechanism for bridging the public telephone system with the Internet. IPVC was founded on the premise that traditional telephone systems wasted precious resources by assigning each call a "nailed down" circuit. IPVC's Gateway allows a packet of information (voice, video, e-mail, data, images, etc.) to cross multiple networks on its way to its final destination. Thus, instead of having one dedicated circuit for a call, the entire network is shared. The Company continues to research the availability of additional innovative products in the internet telephony and related industries for development, distribution or acquisition. See Part I, Item 1. "Description of the Business - (b) Business of Issuer - Patents, Copyrights and Trademarks."

     It is the Company's intention to (i) continue to market its Gateway product; (ii) to conduct research to further develop its Gateway product and
(iii) to develop further "add-ons" which will enhance and expand the Gateway product. See Part I, Item 1. "Description of the Business - (b) Business of Issuer."

     In February 1997, prior to its acquisition of IPVCDE, the Company sold 1,400,000 shares of its unrestricted Common Stock to sixty-nine (69) individuals for $14,000. For such offering, the Company relied upon Section 3(b) of the Securities Act of 1933, as amended (the "Act") and Rule 504 promulgated under Regulation D of the Act ("Rule 504") and Section 517.061(11) of the Florida Code, Section 4[5/4](G) of the Illinois Code, Section 90.530(11) of the Nevada

Code, Section 78 A-17(9) of the North Carolina Code, Section 48-2-103(b)(4) of the Tennessee Code and Section 5[581-5]I(c) of the Texas Code. No state exemption was necessary for the sales made to Bahamian, Canadian or French investors. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In November 1997, prior to its acquisition by the Company, IPVCDE entered into a consulting agreement with Condor Worldwide, Ltd., a Bahamian corporation ("Condor"), whereby Condor agreed to provide certain sales, marketing and public relations services in exchange for 600,000 shares of IPVCDE's unrestricted Common Stock to be issued upon listing of IPVCDE's stock on the OTC Bulletin Board. Such shares were never issued and the agreement was amended in July 1998 deleting the issuance of such shares. The consulting agreement was modified in July 1998 to 500,000 shares of the restricted Common Stock of the Company. The term of the Agreement was for a period of six (6) years and is still in effect. James K. Howson, the Company's Chairman and CEO, serves as the Chairman and CEO of Condor and he is the beneficial owner of Condor. See Part I, Item 1. "Description of Business - (b) Business of Issuer Employees and Consultants";
Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; and Part I, Item 7. "Certain Relationships and Related Transactions".

     In March 1998, the Company's predecessor, Nova, entered into a share exchange agreement with IPVCDE and its shareholders whereby Nova issued 9,000,000 shares of its restricted Common Stock valued at $9,000 to IPVCDE's shareholders for all of the outstanding capital stock of IPVCDE, which then became a wholly-owned subsidiary of Nova. In connection with the agreement, the Company entered into employment agreements with Barbara Will, its current Director, Chief Operating Officer and President and with Anthony Welch, designer of the Company's proprietary software, who currently serves as the Senior Vice-President of Research and Development. As part of the exchange, Ms. Will, Mr. Welch and Condor each received 3,000,000 shares of the Company's restricted common stock. Mr. Howson, the Company's Chairman and Chief Executive Officer, is the beneficial owner of Condor. For such offering, the Company relied upon
Section 4(2) of the Act, Rule 506, Section 11-51-308(1)(j) of the Colorado Code,
Section 7309(b)(9) of the Delaware Code and Section 90.530(17) of the Nevada code. The Company relied on no state exemption for the issuance to Condor, which is a Bahamian corporation. See Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In April 1998, the Company sold 154,000 shares of its unrestricted Common Stock to five (5) investors for $154,000. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504 and Section 517.061(11) of the Florida Code and Section 359(f)(2)(d) of the New York Code. No state exemption was necessary for the shares sold to a United Kingdom corporation. See Part II, Item
4. "Recent Sales of Unregistered Securities."

     In July 1998, the Company sold 53,333 shares of its unrestricted Common Stock to one (1) investor for $40,000.75. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504 and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In July 1998, the Company entered into a consulting agreement with Calpe, Ltd., a Bahamian corporation ("Calpe"), to provide public relations consulting services valued at $85,000 to the Company in exchange for 850,000 shares of the Company's unrestricted Common Stock, of which 200,000 shares were given to The Investor Communications Group, Inc., a Georgia corporation ("ICG") pursuant to its consulting contract (as more fully described herein) and 23,000 shares were given to Neil Rand d/b/a Corporate Imaging ("CI") pursuant to its consulting contract (as more fully described herein). In consideration of its 627,000 shares, Calpe agreed to forego commissions equal to $62,700 from IPVC product sales. The term of the Agreement was for a period of three (3) years and is still in effect. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504. No state exemption was necessary for the Calpe shares, as Calpe is a Bahamian corporation. However, the Company relied upon Section 10-5-9(13) of the Georgia Code for the ICG shares and Section 14-4-140 of the Arizona Code for the CI shares. See Part I, Item 1. "Description of Business (b) Business of Issuer Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In July, 1998, the Company entered into a consulting agreement with ICG to provide financial public relations and direct marketing advertising and consulting services to the Company. For such services, the Company agreed to pay ICG $75,000 over the term of the Agreement and to issue 200,000 shares of the unrestricted Common Stock of the Company, and to grant warrants to purchase 100,000 shares of the restricted Common Stock of the Company exercisable for a period of two (2) years at an exercise price of $2.00 per share. Such warrants have piggy-back registration rights. Such issuance of shares were valued at $20,000, while the warrants were valued at $0. IPVC has a right of first refusal to buy back any shares proposed to be sold by ICG to any third party. Of the 850,000 shares of its unrestricted Common Stock issued to Calpe, 200,000 shares were given to ICG pursuant to its contract. The contract term was for a period of six (6) months and has since terminated. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504. The Company relied upon
Section 10-5-9(13) of the Georgia Code for the issuance of ICG shares. See Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In July 1998, the Company entered into a consulting agreement with CI to provide public and investor relations consulting services to the Company in exchange for 23,000 shares of the Company's unrestricted Common Stock. The Agreement was for a term of three (3) months and terminated automatically in November 1998. Of the 850,000 shares of its unrestricted Common Stock issued to Calpe, 23,000 shares were given to CI pursuant to its contract. The Company relied upon Section 3(b) of the Act and Rule 504. The Company relied upon
Section 14-4-140 of the Arizona Code for the issuance of CI shares.  See Part I,

Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In July 1998, the Company entered into an agreement with The Armstrong International Group, Inc. ("Armstrong") wherein the Company granted Armstrong the non-exclusive right to market, advertise and sell the Company's domestic and international calling services. As payment for these services, IPVC issued Armstrong warrants to purchase 50,000 shares of the Company's Common Stock exercisable at a price of $0.75 per share or, at the option of IPVC, for a total sum of $37,500 as well as commissions on all sales of the Company's products and services. The term of the agreement is for a period of three (3) years. For such offering, the Company relied upon Section 4(2) of Act and Rule 506 and Section 517.061(11) of the Florida Code. See Part 1, Item 1. "Description of Business Business of Issuer - Internet Telephony"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In September 1998, the Company entered into a consulting agreement for a term of six (6) months with First Capital Partners, Inc. ("First Capital"), to provide financial consulting services to the Company. In the event that First Capital was successful in securing debt or equity financing for the Company, First Capital would be granted warrants to purchase 125,000 shares of the restricted Common Stock of the Company exercisable for a period of three (3) years at an exercise price of $1.00 per share. Such warrants would have piggy-back registration rights. See Part I, Item 1. "Description of Business (b) Business of Issuer - Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions".

     In September 1998, the Company sold 20,000 shares of its unrestricted Common Stock to one (1) investor for $10,000. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504 and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In September 1998, the Company sold 100,000 shares of its unrestricted Common Stock to one (1) investor for $25,000. For such offering, he Company relied upon Section 3(b) of the Act and Rule 504 and Section 49:3-50(b)(9) of the New Jersey Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In September 1998, the Company sold 80,000 shares of its unrestricted Common Stock to one (1) investor for $15,000. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504 and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."


     In September 1998, the Company issued 100,000 shares of its unrestricted common stock in exchange for legal services valued at $10,000. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In October 1998, the Company entered into a consulting agreement with International Investment Partners, Ltd., an Irish corporation ("IIP"), memorializing an oral agreement made in July 1998, to provide financial, consulting and advisory services valued at $35,000 in exchange for the issuance of 350,000 shares, of which 243,760 are unrestricted Common Stock of the Company and 106,240 are restricted Common Stock of the Company, the grant of warrants to purchase an additional 1,600,000 shares of the unrestricted Common Stock of the Company exercisable without time limitation at an exercise price of $0.06 per share, the grant of warrants to purchase an additional 350,000 shares of the restricted Common Stock of the Company exercisable without time limitation at an exercise price of $3.90 per share and in consideration of $100 the grant of warrants to purchase an 5% of the restricted Common Stock of the Company on a fully-diluted basis at a price of $1.00 per share. IIP exercised its warrant to purchase 1,600,000 shares in April 1999 at an exercise price of $26,000. The Agreement is for a period of three (3) years and is still in effect. The Company must also pay a monthly fee of $4,000 the first year, $6,000 the second year and $8,000 the third year. For the unrestricted shares and warrants to purchase unrestricted shares, the Company relied upon Section 3(b) of the Act and Rule
504. For the restricted shares and warrants to purchase restricted shares, the Company relied upon Section 4(2) of the Act and Rule 506. No state exemption was necessary, as IIP is an Irish corporation. See Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In October, 1998, the Company entered into a consulting agreement with Insidestock.com, Inc., a Florida corporation ("Inside.com") to provide media relations services and consulting advice to the Company valued at $41,250 in exchange for the issuance of 275,000 shares of the unrestricted Common Stock of the Company and the grant of warrants to purchase an additional 155,000 shares of the unrestricted Common Stock of the Company exercisable for a period of one
(1) year at a price of $0.645 per share. Inside.com exercised its warrant to purchase 155,000 shares in April 1999 at an exercise price of $100,000. The Agreement is for a term of one (1) year and is still in effect. For such issuance, the Company relied upon Section 3(b) of the Act and Rule 504 and
Section 517.061(11) of the Florida Code. See Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     From December 1998 through January 1999, the Company sold 896,665 shares of its unrestricted Common Stock to eight (8) investors for $134,500. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504 and
Section 11-51-308(1)(j) of the Colorado Code, Section 517.061(11) of the Florida Code and Section 49:3-50(b)(9) of the New Jersey Code. No state exemption was required for two (2) Bahamian investors. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     From February 1999 through May 1999, the Company sold forty-six (46) units to twenty-four (24) investors for $1,150,000. Each unit consisted of: (i) a note payable in two (2) years with an option for the Company to extend it for an additional two (2) years in the principal amount of $24,900 bearing interest at 9% per annum payable quarterly in cash or, at the option of the Company, in unrestricted shares of the Company's Common Stock; (ii) a warrant to purchase 18,750 shares of the Company's restricted Common Stock exercisable during the period in which the note is outstanding at an exercise price equal to 125% of the average closing price of the stock for the thirty (30) trading days immediately prior to February 1, 1999, which warrants contain piggy-back registration rights; and (iii) twenty-five (25) of the Company's Senior
Convertible Preferred shares. In the event of a default in repayment of the notes, all outstanding Senior Convertible Preferred shares shall be converted into Common Stock of the Company in an amount which will equal 51% of the issued and outstanding shares, warrants and options of the Company. For such offering, the Company relied upon Section 4(2) of the Act and Rule 506 and Section 14-4-126(f) of the Arizona Code, Section 25102(f) of the California Code,
Section  517.061(11) of the Florida Code,  Section 130.293 of the Illinois Code,
Section 191-50.14(502) of the Iowa Code, Section 451.803.7 of the Michigan Code,
Section 359(f)(2)(d) of the New York Code and Section 70P.S.1-211 of the Pennsylvania Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In March and April 1999, the Company sold 875,000 shares of its unrestricted Common Stock to one (1) investor for $350,000. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504. No state exemption was required, as the investor was a Bahamian corporation. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In March 1999, the Company entered into a consulting agreement with Buying Power Network ("BPN") to provide financial public relations consulting services to the Company for which the Company agreed to pay $40,000 for the first month, and $30,000 for the second and third months, with subsequent months to be agreed upon, each of which is payable in unrestricted shares of the Company's Common Stock the number of which is determined by dividing the monthly payment by $1.00. The contract term was through September 1999 and has expired without renewal. In exchange for services rendered by BPN, the Company issued 100,000 shares of its unrestricted Common Stock valued at $106,200 to Joyce Research Group, of which BPN is a division. For the fourth, fifth and sixth months of the contract, the Company granted Joyce Research Group options to purchase 150,000 shares of the Company's restricted Common Stock at an exercise price equal to 60%, 65% and 70% of the market price respectively. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504 and Florida Code
Section 517.061(11). See Part I, Item 1. "Description of Business (b) Business of Issuer Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In April 1999, the Company entered into a share exchange agreement with SATLINK 3000, Inc. d/b/a Independent Network Services, a Nevada corporation formed in April, 1998, ("INS") whereby the Company exchanged 250,000 shares of its Redeemable Convertible Preferred stock valued at $500,000 for all of the outstanding capital stock of INS. Such Redeemable Convertible Preferred stock contains 1 for 1 conversion rights after one (1) year and is redeemable at $2.00 per share. The President of INS, Peter M. Stazzone, remained with the Company as the President of the subsidiary. At the time of the exchange Mr. Stazzone became

Secretary, Treasurer and Chief Financial Officer of the Company under an employment agreement. Also at the time of the exchange, Mr. Stazzone received 50,000 shares of the Redeemable Convertible Preferred Stock of the Company. Pursuant to the Employment Agreement, Mr. Stazzone received 200,000 shares of the Company's Restricted Common Stock, a stock bonus of 100,000 shares of the Restricted Common Stock deemed earned on the date of the Share Exchange Agreement, but to be delivered on the earlier of (i) the first anniversary date or (ii) Mr. Stazzone's termination and options to purchase an additional 200,000 shares of the restricted Common Stock of the Company exercisable for a period of three (3) years at an exercise price of $1.00 per share. It was represented that INS had acquired certain assets, including the rights to INS' name, from the Bankruptcy Court in the Chapter 11 filing on behalf of Telsave Corporation ("Telsave"). Mr. Stazzone was the Chief Financial Officer of Telsave at the time the bankruptcy was filed and the Bankruptcy Court was provided with disclosure of his involvement with INS prior to the Court's approval of the sale of certain Telsave assets to INS. In June 1998, Mr. Stazzone was loaned $100,000 by INS, which loan bears no interest and has no stated repayment terms. At the time of the acquisition of INS, the Company believed that it was acquiring the rights to the carrier identification code 10-10-460 ("CIC Code"). The purchase price was based in part upon an appraisal of the value of the CIC Code which is loaded in approximately 60% of the domestic market. However, during the course of the audit, it was discovered that clear title may not have passed to INS and subsequently the Company as the owner of INS. Therefore, the Board resolved that, in the event clear title had not passed to the Company, it would be in the best interest of the shareholders to unwind the transaction. The Company sought a legal opinion on the status of such title and just prior to filing this Form 10SB discovered that there was no clear link between the ownership of the CIC Code and INS. Therefore the Company voted to unwind the transaction ab initio, to rescind the issuances made under the acquisition and the employment agreements and to terminate Mr. Stazzone's employment. For such offering, the Company relied upon Section 4(2) of the Act and Rule 506, Section 14-4-126(f) of the Arizona Code and Section 90.530(11) of the Nevada Code. See Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants";
Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In April 1999, the Company entered into a marketing agreement with Benae International, Inc., a Nevada Corporation ("Benae") to market the Company's telephony services and to register a minimum of one hundred (100) customers in the thirty (30) cities in which IPVC plans to offer telephony services within twelve(12) months in exchange for 200,000 shares of the unrestricted Common Stock of the Company valued at $206,200. The shares are to be returned to the Company if the minimum is not met. For such offering, the Company relied upon
Section 3(b) of the Act and Rule 504 and Section 90.530(11) of the Nevada Code. See Part 1, Item 1. "Description of Business - Business of Issuer - Internet Telephony;" Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In April, 1999, the Company entered into a marketing and advertising agreement with Netgenie.com, Inc., an Arizona corporation ("NG") to provide marketing services to a minimum of 75,000 customers in thirty (30) cities designated by IPVC within a twelve (12) month period in exchange for 100,000 shares of the restricted Common Stock of the Company valued at $103,100, which shares must be returned if NG fails to deliver a minimum of eight (8) cities with a total of 75,000 customers before December 31, 1999. In addition, NG may earn performance bonuses of: 50,000 restricted shares if eight (8) cities are delivered within ninety (90) days of execution; 50,000 restricted shares if fifteen (15) cities are delivered within one hundred fifty (150) days; and 10,000 restricted shares for each additional city thereafter before December 31, 1999 up to 30 cities. Further, NG will be granted warrants to purchase warrants to purchase 30,000 shares of the Company's restricted Common Stock exercisable for a period of two (2) years at an exercise price of $2.50 per share for every block of 5,000 pre-registered customers up to 75,000 pre-registered customers in a twelve (12) month period. For such offering, the Company relied upon Section 4(2) of the Act and Rule 506 and Section 14-4-126(F) of the Arizona Code. See
Part 1, Item 1. "Description of Business - Business of Issuer - Internet Telephony"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In September 1999, the Company issued 100,000 shares of its unrestricted Common Stock in exchange for legal services valued at $10,000. The shares were issued pursuant to an obligation incurred in 1998. The Company relied upon
Section 3(b) of the Act, Rule 504 and Florida Code Section 517.061(11). See Part II, Item 4. "Recent Sales of Unregistered Securities."

     See (b) "Business of Issuer" immediately below for a description of the Company's business.

     (b)  Business of Issuer.

Background of the Industry

     The $88.6 billion U.S. long distance industry is dominated by the nation's three largest long distance providers, AT&T, MCI/WorldCom and Sprint, which together generated approximately 80.3% of the aggregate revenue of all U.S long distance interexchange carriers in 1997. Other long distance companies, some with national capabilities, accounted for the remainder of the market.

   As published on the Federal Communications Commission ("FCC') Website located at www.fcc.gov/Bureaus/Common_Carrier/Reports/FCC-State_Link/socc/97socc.pdf, toll service revenues of U.S. long distance interexchange carriers have grown from $38.8 billion in 1984 to $88.6 billion in 1997. While industry revenues have grown at a compounded annual rate of 6.6% since 1984, the revenues of carriers other than AT&T, MCI/WorldCom and Sprint have grown at a compounded rate of 33.7% during the same period. As a result, the aggregate market share of all interexchange carriers other than AT&T, MCI/WorldCom and Sprint has grown from 2.6% in 1984 to 19.8% in 1997. During the same period, the market share of share of AT&T declined from 90.1% to 44.5%.

     Prior to the Telecommunications Act (the "TC Act"), signed by President Clinton on February 8, 1996, the long distance telecommunications industry had been principally shaped by a court decree between AT&T and the United States Department of Justice, known as the Modification of Final Judgment (the "Consent Decree") that in 1984 required the divestiture by AT&T of its twenty-two (22) Bell operating companies and divided the country into some two hundred (200) Local Access and Transport Areas, or "LATAs." The twenty-two (22) operating companies, which were combined into seven (7) Regional Bell Operating Companies, or "RBOCs", were given the right to provide local telephone service, local access service to long distance carriers and intraLATA toll service (service within LATAs), but were prohibited from providing interLATA service (service between LATAs). The right to provide interLATA service was maintained by AT&T and the other carriers.

     To encourage the development of competition in the long distance market, the Consent Decree and the Federal Communications Commission ("FCC") require most Local Exchange Carriers ("LECs") to provide all carriers with access to local exchange services that is equal in type, quality and price to that provided to AT&T and with the opportunity to be selected by customers as their preferred long distance carrier. These so-called equal access and related provisions are intended to prevent preferential treatment to AT&T.

     On February 8, 1996, the President signed the TC Act, which is intended to introduce more competition to the U.S. telecommunications markets. In addition to codifying the provisions of the Consent Decree, the TC Act codifies LECs equal access and non-discrimination obligations with respect to the local services market by requiring LECs to permit interconnection to their networks (i.e. customer's telephone or modem which connects to the service provider's equipment) and establishing among other things, LECs obligations with respect to access, resale, number portability (the capability of individuals, businesses, and organizations to retain their existing telephone number(s) and the same quality of service when switching to a new local service provider), dialing parity (the duty to provide dialing parity to competing providers of telephone exchange service and telephone toll service and the duty to permit all such providers to have non-discriminatory access to telephone numbers, operator services, directory assistance and directory listing, with no unreasonable dialing delays), access to rights-of-way (the duty to afford access to the poles, ducts, conduits and rights-of-way of a LECs to competing providers of telecommunications services at the same rates and on the same terms afforded by the LECs, and mutual compensation. In essence, the TC Act codifies the LECs duty to provide to independent service providers (such as the Company) access to the LECs network under the same terms and restrictions to which the LEC is subject. The TC Act allows the Company to compete with previously established long distance and local telephone providers under the same terms and conditions as those to which the providers are subject.

     Regulatory, judicial and technological factors have helped to create the foundation for smaller companies to emerge as competitive alternatives to AT&T,

MCI/WorldCom and Sprint for long distance telecommunications services. The FCC requires that AT&T not restrict the resale of its services, and the Consent Decree and regulatory proceedings have ensured that access to LECs networks are in most cases, available to all long distance carriers.

General

     The Company was formed in February 1997 and had little or no operations until March 1998, when it acquired IPVCDE. At the time of the acquisition, IPVCDE principally was involved in developing its MultiCom Business Management Software. Such software was developed by Anthony Welch, the Senior Vice President of the Company.

     With the acquisition of INS in April 1999, the Company intended to gain licenses to provide telecommunications services. INS is currently licensed in thirty-one (31) states and the District of Columbia and is pending tariff licensing in one other state. INS is a switchless reseller of long distance telephone services. At the time of the acquisition of INS, the Company believed that it was acquiring the CIC Code designated 10-10-460. As result of the audit, there appeared to be a question of whether INS gained title to the CIC Code and, in the event that it did not, the Company resolved to unwind the acquisition. Just prior to filing this Form 10SB, it was determined that there was no clear link between the ownership of the CIC Code and INS. Therefore the Company voted to unwind the transaction ab initio and to rescind the issuances made under the acquisition and the employment agreements. While such CIC Code is not operational at this time, if such title issue had been resolved and if the Company elected to make such service operational, it would have allowed the Company to diversify into distinct segments of the long distance market not currently provided by the Company. See Part I, Item 1. "Description of the Business - (b) Business of the Issuer - Government Regulation - State."

     Today, the Company focuses its attention on Internet telephony. In the fast moving world of communications, especially Internet telephony, the companies with systems in the market are currently establishing both open and closed systems. IPVC has developed an open system which it believes will have an edge on closed systems. In a closed system, the provider is limited to receiving calls only. In an open system, the provider can both send and receive calls from any other telephone carrier in the market.

     With the meteoric rise of the Internet (which is predicted to continue at a staggering rate), the Company believes that Internet telephony can provide cost savings to the consumer when such telephony services are provided by a small Internet telephone company providing this service. Smaller companies are able to compete with large established telecommunications companies in this market because it is easier for them to assimilate new technology and to adapt and make changed as they are developed. The Company believes that its billing, management network and marketing programs give it a competitive edge. AT&T and MCI currently are not utilizing Internet telephony.

     As the Internet telephony market continues to grow, which many industry analysts predict it will, it is an area that the large traditional telephone companies will certainly look to enter, probably through acquisitions. The

Company believes that with its ever-growing installed client base, a network of customers, its developing international presence and the software which it has developed, tested and implemented, IPVoice could be viewed as a potentially attractive buyout candidate.

Internet Telephony

     Traditional telephone networks give every call a nailed-down circuit. This means that a dedicated circuit must be utilized for the full time that the call is connected. Such circuitry wastes expensive resources because only one person can talk at a time and also because there are breaks in the conversation. In a normal conversation, one person speaks while the other listens, using half of the capacity of the dedicated circuit. At best, a traditional telephone network uses 25% of capacity for each call. This significantly inflates the costs of making telephone calls.

     Internet Protocol ("IP") is the most significant of the communication methods on which the Internet (and thus the World Wide Web) is based. It allows a packet of information (voice, video, e-mail, data, images, etc.) to cross multiple networks on its way to its final destination. Thus, instead of having one dedicated circuit for a call, the entire network is shared. The "conversation" (voice, data, images, video, etc.) is split into many small packets and each packet is sent down whichever path is open at that time. Packets are reassembled at the destination. Until recently, packet switching was very slow. New technology can zip packets around networks at lightning speed. Fast packet networks will make voice sound as good (and possibly better) than the circuit-switched voice networks used currently.

     Since its inception, the Company's MultiCom system has been installed and run in a carrier- grade switching environment to interact with voice over the internet applications. It is marketed under the product name of TrueConnect Gateways ("Gateway"). By introducing carrier-grade business management into the marketplace, IPVoice is poised to take advantage of the explosive potential in Internet telephony. IPVoice is in the final stages of developing products which allow companies and individuals to route their phone calls, faxes, and other data across the Internet at substantial cost savings with limited sacrifice of voice transmission quality.

     IPVoice has proprietary rights in state-of-the-art software and hardware solutions which it believes will bridge the gap between the telephone and the Internet. The Company's technology includes billing, management network and marketing programs.

     The  hardware  technology  to  route  calls  over  the  Internet  (Internet
Telephony) has existed since August 1998. It avoids traditional telephone networks, and is faster, more direct and efficient. These factors ultimately result in cheaper call cost than traditional telephone networks.

     Currently, competition in the industry is presently focused on the software applications necessary to operate an Internet Telephony network.

     The business of telephone companies is to sell minutes. Blocks of minutes represent the commodity of the industry. The more minutes you can switch through your network switches, the more money you make. Under traditional phone networks, a call from a home to New York City will pass through switches belonging to a local provider near the home, a regional provider, a national provider, a second regional provider and the local provider on the other end. Each provider benefits from the "per minute charge".

     Internet Telephony provides the ability to leapfrog the middle men, thereby creating a huge dollar savings to the customer, as well as allowing immediate monitoring of telephone services which were not available prior to the new technology.

     The deregulation of the telephone industry which resulted from the Consent Decree and the TC Act allowed independent companies access to the lucrative telephone market. The Company's technology can achieve savings of 30% to 70% over circuit-switched voice for both domestic and international calls.

     The potential market for Internet telephony appears to be without limit. Industry analysts have speculated that revenues could grow as much as sixteen-fold from 1995 to the turn of the century and International Data Corporation ("IDC") predicted that the IP Telephony market could be worth $560 million in 1999 and have a cumulative annual growth rate of over 382%

Products

     The Company's products have been designed and produced at its research and development site located in Denver, Colorado. Its products are made from company-designed software and hardware, as well as materials purchased from a few major suppliers. See Part I, Item 1. "Description of Business - (b) Business of Issuer - Sources and Availability of Raw Materials." In the first quarter of 1999, the Company commenced operation of its first Gateway in Hong Kong and is in the process of shipping its second Gateway for installation in London.

     The launch of its Gateway product, follows three years of extensive research and development, field-testing and trials of the MultiCom system, which is the business management software behind the Gateway. The Gateway bridges the public telephone system with the Internet and is able to conduct real-time, full duplex, high quality two-way voice communications over the Internet. It is anticipated that this method will produce substantial savings compared to standard long distance services.

     To support its Gateway product, the Company has developed several proprietary products that allow the Company and its distributors to offer a full solution in Internet Telephony. These products include: (i) MultiCom, which offers a complete order entry, billing, customer service, agent management and switching network management system for telecommunication businesses worldwide; and (ii) AuditRite, a software module add-on for the MultiCom system, which allows MultiCom to read and interpret carrier-supplied data-tapes. The AuditRite system provides a powerful tool for analyzing call patterns and finding possible errors in a vendor's billing. The Company also had developed 4Com, a switch
control software program for Summa Four  switches  and   ICBConnect,   a  data
interface software program for international callback for Harris switches, however due to advances in technology, these products have been discontinued. The Company also has developed TrueWeb, a Web interface to MultiCom, which the Company believes will change the way businesses function, when introduced to the world of IP Telephony. TrueWeb is a complete business management system available over the Internet and is scheduled for release in the first quarter of 2000. See Part I, Item 1. "Description of Business - (b) Business of Issuer - Patents, Trademarks and Copyrights."

     With the new technology, software applications control everything from routing to billing. Many companies entering the industry have concentrated on software which simply switches the minutes across the network, without any concern as to how they will manage the network, conduct billing and implement feature functionality. The Company's MultiCom, AuditRite and TrueConnect platforms were designed to handle the expansion of the manageability, billing, design upgrades and service options as future technology develops. The Company protects itself against pirating by randomly changing its source code on its software, up to four times daily.

     The company believes that it has a twelve (12) month advance on competing companies. Lucent Technologies Inc. ("Lucent") has begun buying up companies which it will use to develop Internet Telephony capabilities. Through the efforts of its President, Barbara S. Will, a former MCI marketing executive, the Company has established its network and has begun providing newer and better services which it believes can compete even with major players such as Lucent in the field.

IPVC software includes:

     Real-Time Billing - Not currently offered by other telephone companies, real-time billing provides a customer with the ability to secure reports on the volume of calls, locations called, exact amount owed and it provides a host of other features.

     Full Feature Functionality - IPVC can add services to its software at will, as a customer online or when requested. Traditional phone companies are saddled with huge costs and implementation time, as they update each switch individually across their network. IPVC can update its entire international network from its home base.

     Unrivaled Agent Control - A single agent can sit in front of a Gateway terminal and control the entire operation. Moreover, IPVC can directly control the entire network from its main office in the U.S. This has the capability to add and service customers from its home base without the need of onsite installation.

     IPVC's software can switch through multiple networks, both Internet and traditional, giving it a universal application. To the best of the Company's knowledge, no other stand-alone switch can do this. The Company's Gateways employ an open system, which means that the Gateways can both send and receive calls from any other telephone carrier in the market. Other telephone companies are limited to receiving calls only.

     IPVC's Gateway switches cost a partner from $55,000 for a domestic installation and $65,000 for an international installation and up to $135,000 installed (with volume discounts for multiple units). In addition, cost to the partner can be even less if it installs its unit or units itself. A single, similar traditional switch, with all the attendant hardware and support for services and billing functions, would cost anywhere from $500,000 to $5 million.

     The MultiCom software allows for the use of prepaid debit card and travel calling card functions which are already built into the system. The software modules have been designed to work seamlessly and efficiently with each other, to provide the most extensive and well thought out approach to the business end of the technology.

     Given its technology, IPVC's business plan is simple and flexible. It can set up its own switches, or partner with a local switching business and take a percentage of the minutes. Its Gateways can route calls over the Internet in areas where its network is established, or use traditional phone lines when desired or necessary and the Company can also procure bulk minutes at a lower rate.

Contractual Relationships

     In order to manufacture a Gateway, the Company currently relies upon an arrangement commenced in February 1998 with Natural Microsystems Corporation ("NMS"). For each shipment ordered under an invoice, the Company is granted a sixty (60) day evaluation period from the date it receives from NMS both hardware and the operating software for the Gateways. After such sixty (60) day period, the Company may purchase the product, or ship it back to NMS with no further obligation.

     Each of the Company's Gateways operates as a transporter between the incoming carrier (access) and the outgoing termination (egress). The Gateways can be installed in customer locations or under co-location agreements. The Company may construct some of its own locations in the future.

     Access/Egress Carriers (Local Providers): Carriers provide IPVC the ability to originate and terminate calls across their traditional telephone networks. In addition, the Company purchases wholesale minutes from them. The Company can acquire such services from a Local Bell Company or from an independent.

     In June 1999, the Company entered into an agreement with ICG Telecom Group, Inc. ("ITG") for local exchange service. The term of the contract is a period of three (3) years, although it is terminable by IPVC earlier in the event that ITG raises its prices twenty (20%) above the amounts stated in the contract. In addition, in the event IPVC wishes to purchase telecommunications services from a third party in ITG's areas of service, IPVC must first offer to purchase like services from ITG.

     In July 1999, the Company entered into an agreement with RSL Com U.S.A., Inc. ("RSL") for the purchase of wholesale long distance minutes for domestic and international calls.. The term is for a period of twelve (12) months and may be terminated by either party upon thirty (30) days written notice. The Company is required to purchase a minimum of 100,000 minutes per month.

     In August 1999, the Company entered into an agreement with Star Telecommunications, Inc. for telephone communications between its locations in New York and Los Angeles and the outbound to termination points around the world. The initial term is for six (6) months and it is automatically renewable on a month to month basis .

     In August 1999, the Company entered into an agreement with ILD Communications, Inc. ("IDL") for switching services and long distance wholesale minutes. The agreement is for a term of one (1) year and is automatically renewable.

     Internet (Bandwidth): Internet bandwidth provides the Company with the ability to transmit and receive information utilizing IP technology.

     In June 1999, the Company entered into an agreement with Level 3 Communications, LLC ("Level 3") for wholesale bandwidths. The contract is for no defined period of time and the terms of each order are governed by both a separate Customer Order Form which is filled out for each individual order as well as by the original agreement signed in June 1999.

     In August, 1999, the Company entered into an agreement with MCI WorldCom Technologies, Inc. for use of its UUNET network for wholesale bandwidths. The contract is for a term of three (3) years. Gateway Locations.

     The Company has entered into a series of agreements for customer locations of its Gateways.

     In March 1999, the Company entered into a TruePartner Agreement with Teleco Service International, Inc. ("Teleco"), wherein the Company granted Teleco the exclusive to market, advertise and sell the Company's products and services in China, Nicaragua, El Salvador, Guatemala, Honduras and Panama. Teleco and IPVC will share all revenues resulting from the proceeds of sales in the Teleco territory. The term of the agreement is for a period of two (2) years. Due to non-performance, Teleco lost the rights to China and Panama.

     In March 1999, the Company entered into a TruePartner Agreement with Billion Telecommunication Services, Ltd. ("Billion"), wherein the Company granted Billion the exclusive right to market, advertise and sell the Company's products and services in Hong Kong and Taiwan. As payment for these services, IPVC must pay Billion commissions on all sales of the Company's products and services. The term of the agreement is for a period of three (3) years. Billion has acquired the rights to China as well. The first Gateway was delivered to Billion and is in the testing stage.

     In May 1999, the Company entered into an agreement with FirstNet Telephony Ltd. ("FirstNet"), wherein the Company granted FirstNet the exclusive right to market, advertise and sell the Company's products and services in London and Manchester, with a right of first refusal in the remainder of the United Kingdom. As consideration for these services by FirstNet to the Company, FirstNet is entitled to purchase Company products and services at a wholesale rate. The term of the agreement is for a period of two (2) years. The FirstNet Gateway is scheduled to be delivered in October 1999.

     In July 1999, the Company entered into an agreement with MetroPlus Communication Technology, Inc. ("MetroPlus"), wherein the Company granted MetroPlus the exclusive right to market, advertise and sell the Company's products and services in certain cities in Canada, Washington and Oregon. As consideration for these services by MetroPlus to the Company, MetroPlus is entitled to purchase Company products and service at a wholesale rate. The term of the agreement is for a period of three (3) years. No date has been scheduled for this installation.

     IPVC is retaining the rights for New York, where it intends to install its own Gateway as a site for sale of networks.

     The Company has entered one agreement for co-location of its Gateways.

     In February 1999, the Company entered into an agreement with BluegrassNet ("Bluegrass"), wherein the Company has located one of its Gateways. The agreement is for a term of one (1) year. The Company pays $250 per month for each server at the location. This site is operational currently is being used for development testing. No production calls which would produce revenues are being processed at this time.

     The Company secures Gateway sales and sales of other products and services, as well as assistance in the acquisition of wholesale minutes, co-locations and carriers through a series of agency agreements.

     In July 1998, the Company entered into an agreement with Armstrong wherein the Company granted Armstrong the non-exclusive right to market, advertise and sell the Company's domestic and international calling services. As payment for these services, IPVC issued Armstrong warrants to purchase 50,000 shares of the Company's Common Stock exercisable at a price of $0.75 per share or, at the option of IPVC, for a total sum of $37,500 as well as commissions on sales of the Company's products and services. The term of the agreement is for a period of three (3) years. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In February 1999, the Company entered into an agreement with IIP wherein the Company granted IIP the non-exclusive right to market, advertise and sell the Company's domestic and international calling services. As payment for these services, IPVC must pay IIP commissions on sales of the Company's products and services. The term of the agreement is for a period of three (3) years.

     In March 1999, the Company entered into an agreement with Kenneth M. Brown ("Brown"), wherein the Company granted Brown the non-exclusive right to market, advertise and sell the Company's domestic and international calling services. As payment for these services, IPVC must pay Brown commissions on sales of the Company's products and services. The term of the agreement is for a period of three (3) years.

     In April, 1999, the Company entered into a marketing and advertising agreement with NG to provide marketing services to a minimum of 75,000 customers in thirty (30) cities designated by IPVC within a twelve (12) month period in exchange for 100,000 shares of the restricted Common Stock of the Company valued at $103,100, which shares must be returned if NG fails to deliver a minimum of eight (8) cities each for a total of 75,000 customers before December 31, 1999. In addition, NG may earn performance bonuses of: 50,000 restricted shares if eight (8) cities are delivered within ninety (90) days of execution; 50,000 restricted shares if fifteen (15) cities are delivered within one hundred fifty
(150) days; and 10,000 restricted shares for each additional city thereafter before December 31, 1999 up to 30 cities. Further, NG will be granted warrants to purchase warrants to purchase 30,000 shares of the Company's restricted Common Stock exercisable for a period of two (2) years at an exercise price of $2.50 per share for every block of 5,000 pre-registered customers up to 75,000 pre-registered customers in a twelve (12) month period. For such offering, the Company relied upon Section 4(2) of the Act and Rule 506 and Section 14-4-126(F) of the Arizona Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In April 1999, the Company entered into a marketing agreement with Benae to market the Company's telephony services and to register a minimum of one hundred
(100) customers in the thirty (30) cities in which IPVC plans to offer telephony services within twelve(12) months in exchange for 200,000 shares of the unrestricted Common Stock of the Company valued at $206,200. The shares are to be returned to the Company if the minimum is not met. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504 and Section 90.530(11) of the Nevada Code. See Part 1, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

Planned Additional Services

     In addition to the sale of the Gateways and the licensing of its software, the Company plans to derive its revenues from the sale of the following pre-paid services:

        -     flat-rate calling plans
        -     wholesale long distance services for other international carriers
        -     prepaid long distance calling card services

        -     corporate long distance, fax and data networking services
        - e-commerce communications services for businesses selling products and services over the internet
        -     other telecommunications applications and services

Flat25 - Flat-Rate Calling Plans

     The Company is in the process of establishing a flat-rate calling plan option to be marketed under the name Flat25 which will allow unlimited calling between cities in which the Company's Gateways are installed for a single rate per month of $25.

Wholesale Long Distance Services

     The Company plans to market its Internet telephony services to other international long distance carriers and wholesale customers which have a need for large blocks of long distance telephone time between selected locations. Although margins at the wholesale level are lower than retail margins, the sale of blocks of long distance time to other carriers will enable the Company to generate revenues with only a limited number of gateways installed. The Company is in the process of pre-marketing its services and has identified several potential wholesale sellers of block minutes.



Prepaid Calling Cards

     The Company plans to market prepaid calling cards to persons traveling to destinations such as Mexico, Central, and South America, Asia, Europe and other countries where long distance telephone calls are substantially more expensive than domestic long distance telephone calls. In September 1999, the Company shipped cards for which it received $50,000 in revenue. Based upon expressions of interest by the current buyer and others, the Company believes that this market could produce as much as $500,000 in monthly revenue within the next six
(6) months.

     A typical long distance telephone call from Mexico to Vancouver, British Columbia, made from a public payphone in Mexico can cost more than $2.00 per minute, and frequently surcharges are levied by third party credit card call processing companies located outside of Mexico. However, due to competition in North America, rates for calls from North America to Central and South America are significantly less expensive than calls made from this area to North America.

     The pre-paid calling cards will be sold through travel agents, tourist agencies, airline ticketing offices, tourist agencies, tour companies, car rental agencies and hotel personnel in denominations of $10, $20, $30 and $50 and an automated voice response system is planned to enable card holders to add time to their calling cards by charging their credit card while on the phone.

     The Company's calling card provides instructions for the use of the Company's system. To place a long distance call to North America, the cardholder dials a local access number (or an 800 number if an originating gateway does not exist in the local calling area) and is then prompted to dial the destination number as well as the cardholder's calling card number. The call is then routed to the nearest originating gateway. After reaching the originating gateway the call is transmitted over the Internet to the terminating gateway nearest the destination number. Once the call reaches the terminating gateway the call is then switched to the local telephone network and is routed to the destination number.

     Travelers making long distance calls from a local calling areas which do not have originating gateways will nevertheless be able to use the Company's calling cards. However, the Company's operating margin will be less since these calls must be routed via an 800 number to a distant originating gateway.

     By establishing gateways in North America and select foreign countries, the Company believes it can service a large and identifiable market of travelers with cost-effective prepaid calling cards to use in placing calls to North America.



Corporate Services

     The Company also plans to market its services on a selective basis to small-to-mid sized corporate customers who need a cost-effective means of combining long distance voice, fax and video communications between their international offices. The Company plans to begin marketing its corporate Internet Telephony services to medium sized US and Canadian corporations who operate branch offices or subsidiaries in the foreign countries in which the Company operates its Gateways.

E- Commerce Services

     The Company's software also will support "web-to-phone" and "call-me" services.

     "Web-to-phone" connections enable the users of multimedia PCs to establish a voice conversation with the owner of the website or their designated customer service representative. The Company will introduce this new capability to website owners and developers in those markets in which the Company has gateways and demand for e-commerce services is increasing. The Company believes that this service will contribute to the development of sales made through the Internet. "Web-to-phone" provides new capabilities for customers to speak directly with sales people and reservation agents while they are online and reviewing the content of a particular website. "Web-to-phone" personalizes the experience of shopping over the Internet and provides a new level of customer service.

     "Call-me" services enable the PC user to receive a telephone call from a merchant with a website at any telephone number and time of day the user designates by simply filling out an onscreen form. "Call-me" services offer businesses the opportunity to provide customers with greater convenience and more personalized service.

     In addition to developing and marketing these communications applications, the Company will also evaluate investing in or acquiring companies engaged in the development of innovative IP software and network applications.

Business Strategy

     The Company intends to attempt to corner the market with its products since many are the first their kind and competitors will be required to spend years in research to develop similar products. IPVC's technology is capable of transforming competitors into customers, as IPVC's billing and management software can communicate with other platforms due to its own open platform design. Current competitors lack a critical component to their solutions: effective datamanagement and billing. IPVC is capable of providing the following unique features:

     1. IP Telephony solutions and a mature, real-time billing system for ease of use, affordability and quality.

     2.   Real-time remote access and manageability of information.

     3. IP telephony technology, Internet remote-access technology and a comprehensive order-entry and invoicing system which can instantly address and secure new marketplaces and opportunities.

     The Company has targeted international markets and supports its sales efforts by participating in trade shows targeting the telecommunication industry and large businesses. The Company also utilizes professional articles, peer-reviewed studies, direct calls and a comprehensive marketing campaign in its sales.

     The Company has already executed TruePartner agreements for Gateway installations in the following locations:

     Billion: Hong Kong and Taiwan (China was originally granted to Teleco, but has since been assigned to Billion.) The Billion Gateway is operational and in the testing stage.

     FirstNet: London and Manchester, England. This Gateway is scheduled for shipment.

     MetroPlus: certain major Canadian cities, Oregon and Washington. This Gateway has not been scheduled for shipment.

     IPVC is retaining the rights for New York, where it intends to install its own Gateway as a site for sale of networks.

     In addition, the Company has entered into a series of agency agreements for the sale of its Gateways and other products and for assistance in the acquisition of wholesale minutes, co- locations and carriers. The Company intends to seek associations with professional agents who will help promote their products and services.

Marketing and Distribution

Marketing

     According to industry sources, the global telecommunications market could generate revenues in excess of $250 billion annually. According to IDC, international switched telecommunications traffic grew from 28 billion minutes of use in 1989 to 81.8 billion minutes in 1997 and is projected to reach between approximately 128.7 and 158.6 billion minutes by 2001. Also according to IDC, in the United States, residential long distance calls represent a $67 billion dollar market. In its infancy today, the IP telephony services market is estimated to increase to $1.8 billion by the year 2001. Due to deregulation, competition has reduced rates for both business and residential calls placed within North America. However this is not the case for international calls to certain countries where higher per minute rates are common. The international telecommunications industry is growing rapidly due to:

            -     deregulation
            -     privatization
            -     expansion of telecommunications infrastructure
            -     technological improvements
            -     globalization of the world's economies; and
            -     free trade

     In addition to the growth in the telecommunications industry, significant improvements have occurred in the compression and transmission of voice over the Internet over the last several years. The quality of service of Internet Telephony is now capable of being equivalent to that of a digital cellular phone or a quality analog cell phone connection. Internet Telephony technology is evolving continuously and it is expected that further improvements will allow it to rival conventional telephony networks. The Gateway equipment being deployed by the Company utilizes the newest digital signal processing and error correction technologies for improved voice sampling and compression and reduced latency. Latency is the time spent waiting for a signal to travel from one Gateway to another and it is affected network conditions between the Gateways as well as the processing time required to create the signal for transmission. These technologies enable the Company to provide high quality, commercial voice services with carrier class reliability (99.999% availability of service). Carrier class reliability is determined by how often the system is operational.

It is the Company's goal to have at least the same if not better reliability as those systems commonly used by the large telecommunications companies such as AT&T and MCI.

     INS's telecommunication services are currently licensed by the FCC and has tariffs in the states of Arizona, Arkansas, California, Colorado, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Kansas, Kentucky, Massachusetts, Minnesota, Mississippi, Missouri, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Washington and Wisconsin. Additionally, INS is certified to do business in, but not required to file tariffs for, the states of Iowa and Michigan and no filing is required in Utah, Virginia and the District of Columbia. INS's tariff is pending in Louisiana. The Company intends to unwind the INS acquisition ab initio.

     The Company plans to market its products and services using four methods. The first of those methods is to rely upon its agreements for marketing with NG, Armstrong, IIP and Brown. There can be no assurances that such agreements will continue, that the efforts of such parties will be successful or that the Company will be able to develop additional agreements in the future. The second method of marketing the Company's products and services is through outside telemarketing agencies. These firms are paid on a commission only basis. The Company has not engaged any such firm to date and there can be no assurance that they will engage one, or that if engaged, that such firm would be successful. The third method of marketing the Company's products and services utilizes its own sales force. The sales force currently consists of Ms. Will and Mr. Stazzone who both have extensive experience in the telecommunications business. There can be no assurance that these endeavors will be successful. The fourth method of marketing the Company's products and services utilizes the Internet. The Company currently markets and distributes its products and services through the Internet utilizing its IPVoice.com web page. There can be no assurances that such web page will generate sufficient interest as a marketing tool.

     The Company believes these four marketing methods will be adequate to sustain the Company now and for the foreseeable future.

Distribution

     The Company distributes its products through agreements for its Gateway locations with Teleco, Billion, FirstNet and MetroPlus and through agency agreements with Armstrong, IIP, Brown, NG and Benae. See Part I, Item 1.
"Description of Business - (b) Business of Issuer Internet Telephony - Contractual Relationships."

     The Company intends to seek other professional agents who wish to promote its products.

Status of Publicly Announced New Products and Services

     TrueConnect Gateways are the Company's in-house-produced telephony gateways for the delivery of IP Telephony services. This system is based on Natural

MicroSystems hardware and is controlled by the Company's in-house developed software that controls the hardware as well as interfaces to MultiCom. TrueConnect Gateways are being deployed now. Enhancements are made on an "as needed" basis.

     MultiCom is a complete telecommunications and network management system addressing every aspect of operating and managing a telecommunications network and operations which provides a complete "backoffice" solution. MultiCom provides a low barrier of entry for partners and alliances of the Company as it does not require special computers for access. The Company, as well as its partners, can access MultiCom and manage their business operations from any location at any time of day. The MultiCom Data Management platform is fully functional and complete. Enhancements are made on an "as needed" basis.

     AuditRite is a software module add-in for MultiCom that allows MultiCom to read and interpret carrier-supplied data-tapes. AuditRite provides a tool for analyzing call patterns and finding possible errors in a vendor's billing. AuditRite system is fully active.

     4Com for Summa Four Switches is a switch-control software program for Summa Four switches. This software technology is no longer supported as it has been made obsolete by changing technology.

     ICB for Harris Switches ICBConnect, a data-interface software program for International CallBack, for Harris switches. This software technology are no longer supported as it has been made obsolete by changing technology.

     TrueWeb is a soon-to-be-released web-browser interface to MultiCom. Included within the functions of this interface is its ability to display and interact with the user in his or her native language, including the native alphabet. The Company believes the TrueWeb multi-lingual capability to be unique to the Company. TrueWeb is currently in alpha-production. The Company expects to release the initial version by the first quarter 2000.

Competition

     Two significant barriers to entry in the traditional long distance telephone market are size (minimum efficient scale of operations) and regulatory constraints which preclude smaller companies from gaining significant market share. Internet telephony effectively eliminates or reduces these barriers since it is presently unregulated and enjoys economies of scope and scale by using the Internet and private IP networks as a common voice video and data network. Internet telephony will decrease barriers to entry and increase competition in the long distance industry.

     The Company believes that its ability to compete in the Internet Telephony Industry successfully will depend upon a number of factors, including the pricing policies of competitors and suppliers; the capacity, reliability, availability and security of the Internet telephony infrastructure; marketing; the timing of introductions of new products and services into the industry; the

Company's ability to support existing and emerging industry standards; the Company's ability to balance network demand with the fixed expenses associated with network capacity; and industry and general economic trends.

     The market for telecommunications services is extremely competitive and there are a growing number of competitors in the Internet Telephony Industry. There are many companies that offer business communications services and which will compete with the Company at some level. These include large telecommunications companies and carriers such as AT&T, MCI, and Sprint;
smaller, regional resellers of telephone line access; and other existing Internet telephony companies. These companies, as well as others, including manufacturers of hardware and software used in the business communications industry such as Lucent, could in the future develop products and services that could compete with those of the Company on a direct basis. Many of these entities have far greater financial and organizational resources than the Company and control significant market share in their respective industry segments. There is no assurance that the Company will be able to successfully compete in the Internet telephony Industry.

     Certain large public telephone companies are positioning themselves to enter the Internet telephony market to protect their dominant domestic market from competition. Many of these companies are testing existing Internet telephony gateway technology which at the present time has limited call volume capabilities. A number of companies are waiting for gateway manufacturers to introduce advanced gateways that will be able to handle larger call volumes and provide better quality and service.

     In North America considerable discounting has been experienced in recent years as competition has increased. While in many countries outside of North America local telephone companies have begun offering discounts to very large business and government customers with high call volumes, there are few discounts available for individuals or small and medium sized companies. It is expected that competition in the United States will be led by carriers providing low cost but high quality internet telephony services at rates of $0.05 to $0.09 per minute. Smaller Internet service providers and new carriers are expected to focus primarily on international or niche markets.

     International markets are attractive to smaller carriers and new entrants while large carriers are still evaluating the technology and marketplace and contending with competition and deregulation in their domestic markets. With international long distance rates n many countries costing well in excess of $0.50 per minute, the Company believes that it can earn attractive gross profit margins while offering service at substantial discounts to currently available long distance rates.

     Although the Company anticipates that its primary competitors will be other internet telephony companies which offer phone-to-phone services, none have as of yet addressed the international market which the Company plans to continue to pursue with Gateway installations and its pre-paid calling cards, nor has any competitor introduced a full billing system or an integrated product offering containing corporate and e-commerce communications services.

Sources and Availability of Raw Materials

     IPVoice products are made from company-designed software and company designed hardware as well as materials purchased from a few major suppliers. They include the following:

     In February 1998, the Company entered into an agreement with NMS. Under the terms of the contract, the Company acquires both hardware and software for its Gateways. With regard to both hardware and software, the Company takes advantage of free shipping and a no-risk sixty (60) day trial period, after which the Company may purchase the product, or ship it back to NMS with no further obligation.

Dependence on Major Customers

     In March 1999, the Company entered into an agreement with Teleco for installation of Gateways in China, Nicaragua, El Salvador, Guatemala, Honduras and Panama. Teleco lost the rights to China and Panama due to non-performance.

     In March 1999, the Company entered into an agreement with Billion for the installation of a Gateway in Hong Kong. This unit is installed and in the testing phase.

     In May 1999, the Company entered into an agreement with FirstNet, wherein the Company granted FirstNet the exclusive right to market, advertise and sell the Company's products and services in London and Manchester, with a right of first refusal in the remainder of the United Kingdom. This installation is scheduled to begin in October 1999.

     In July 1999, the Company entered into an agreement with MetroPlus , wherein the Company granted MetroPlus the exclusive right to market, advertise and sell the Company's products and services in certain cities in Canada, Washington and Oregon. The installation date has not been scheduled.

Patents, Trademarks and Copyrights

     On August 18, 1998, the Company filed for service mark protection with the United States Patent and Trademark Office ("USPTO") for IPVoice, MultiCom, AuditRite, 4Com, ICB Connect, TrueConnect and IPJack Design.

     In March 30, 1999, the USPTO issued Office Actions on MultiCom, 4Com and TrueConnect, finding that MultiCom could be confused with an existing trademark; finding that 4Com's identification of goods was unacceptable as indefinite; and finding that TrueConnect could be confused with an existing trademark. The Company's trademark attorney has been authorized to file responses to each of these and did file the responses on September 30, 1999.

     On April 7 and 8, 1999, the USPTO issued Office Actions on AuditRite, TruePartner and ICB Connect finding that AuditRite's identification of goods was unacceptable as indefinite finding that TruePartner could be confused with an exisiting trademark; and finding that ICB Connect's identification of goods was unacceptable as indefinite. The Company's trademark attorney has been authorized to file responses to each of these. Responses for AuditRite and TruePartner were filed October 7, 1999 and a response for ICB Connect was filed October 8, 1999.

     On April 23, 1999, the USPTO issued Office Actions on IPVOICE stylized and design finding that IPVOICE design's recitation of services was unacceptable as indefinite; and finding that IPVOICE stylized was an inappropriate mark since it merely describes the applicant's services. The response was due October 14, 1999.

     On September 4, 1998, the Company filed for service mark protection with the USPTO for IPJack. On June 7, 1999, the USPTO issued an Office Action on IPJACK finding the drawing unacceptable because the mark is not typed entirely in capital letters. The Company's trademark attorney has been authorized to file a response to this. The response is due December 7, 1999.

     On October 16, 1998, the Company filed for service mark protection with the USPTO for COMMUNICATIONS OUT OF THE BOX and COMMUNICATIONS OUT OF THE BOX stylized. The filing receipt has been received.

     The Company is in the process of filing for service mark protection with the USPTO for IPVOICE.NET, IPVOICE.COM and FLAT25. The filing receipts have been received.

Government Regulation

Federal

     The Company has a current license with the FCC. The Company uses the Internet for transmission of long distance telephone calls. Presently, the FCC does not regulate companies that provide Internet Telephony services as common carriers or telecommunications service providers. Notwithstanding the current state of the rules, the FCC's potential jurisdiction over the Internet is broad because the Internet relies on wire and radio communications facilities and services over which these regulatory authorities have long-standing authority.

     In Canada, the Canadian Radio-Television and Telecommunication Commission ("CRTC") determined in 1998 that Internet Telephony services providers must pay local contribution charges for calls terminating on local telephone networks, while those calls that originate and terminate on computers are not subject to these charges. The possibility exists that regulatory authorities may one day make a determination to apply international call termination fees or otherwise tariff Internet telephony.

     The Company also will be required to comply with the regulations regarding the operation of its business in several foreign jurisdictions and will be subject to compliance with the requirements of the authorities of these locales regarding the establishment and operation of its business.

     Access charges are assessed by local telephone companies to long distance companies for the use of the local telephone network to originate and terminate long distance calls generally on a per minute basis. Access charges have long been a source of dispute; with long distance companies arguing that the access rates are substantially in excess of cost and local telephone companies arguing that access rates are needed to subsidize lower local rates for end user and other purposes. The FCC currently is considering whether subscriber calls to Internet service providers should be classified as "local" or "interstate" calls. Although the FCC to date has determined that Internet service providers should not be required to pay interstate access charges to local telephone companies, this decision may be reconsidered in the future if the FCC finds these calls to be "interstate." The Company's costs for doing business would increase if the Company were required to pay interstate access charges.


State

     The Company is subject to varying levels of regulation in the states in which it currently anticipates providing intrastate telecommunications services. The vast majority of the states require the Company to apply for certification to provide intrastate telecommunications services, or at least to register or to be found exempt from regulation, before commencing intrastate service. The vast majority of states also require the Company to file and maintain detailed tariffs listing its rates for intrastate service.

     Many states also impose various reporting requirements and/or require prior approval for transfers of control of certified carriers, corporate reorganizations, acquisitions of telecommunications operations, assignments of carrier assets, including subscriber bases, carrier stock offerings and incurrence by carriers of significant debt obligations. Certificates of authority can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law and the rules, regulations and policies of the state regulatory authorities. Fines and other penalties, including the return of all monies received for intrastate traffic from residents of a state, may be imposed for such violations. In certain states, prior regulatory approval may be required for acquisitions of telecommunications operations.

     As the Company expands its efforts to resell long distance services, the Company will have to remain attentive to relevant federal and state regulations. FCC rules prohibit switching a customer from one long distance carrier to another without the customer's consent and specify how that consent can be obtained. Most states have consumer protection laws that further define the framework within which the Company's marketing activities must be conducted. The Company intends to comply fully with all laws and regulations, and the constraints of federal and state restrictions could impact the success of direct marketing efforts.


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



     INS's telecommunication services are currently licensed by the FCC and has tariffs in the states of Arizona, Arkansas, California, Colorado, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Kansas, Kentucky, Massachusetts, Minnesota, Mississippi, Missouri, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Washington and Wisconsin. Additionally, INS is certified to do business in, but not required to file tariffs for, the states of Iowa and Michigan and no filing is required in Utah, Virginia and the District of Columbia. INS's tariff is pending in Louisiana. The Company intends to unwind the INS acquisition ab initio.

     The Company is not currently subject to any State regulation with respect to its Internet related services. However, there can be no assurances that the Company will not be subject to such regulations in the future. Additionally, the Company is not aware of any pending legislation that would have a material adverse effect on the Company's operations.



Effect of Existing or Probable Governmental Regulation on the Business

     As the Company's services are available over the Internet in multiple states and foreign countries, these jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state and foreign country. New legislation or the application of laws and regulations from jurisdictions in this area could have a detrimental effect upon the Company's business.

     In a report to Congress, the FCC has stated its intention to consider whether to regulate voice and fax telephony services provided over the Internet as "telecommunications" even though Internet access itself would not be regulated. The FCC is also considering whether such Internet-based telephone service should be subject to universal service support obligations, or pay carrier access charges on the same basis as traditional telecommunications companies.

     A governmental body could impose sales and other taxes on the provision of the Company's services, which could increase the costs of doing business. A number of state and local government officials have asserted the right or indicated a willingness to impose taxes on Internet-related services and commerce, including sales, use and access taxes; however, no such laws have become effective to date. The Company cannot accurately predict whether the imposition of any such taxes would materially increase its costs of doing business or limit the services which it provides, since it may be possible to pass on some of these costs to the consumer and continue to remain competitive.

     If, as the law in this area develops, the Company becomes liable for information carried on, stored on, or disseminated through its Gateways, it may be necessary for the Company to take steps to reduce its exposure to this type of liability through alterations in its equipment, insurance or other methods. This may require the Company to spend significant amounts of money for new equipment or premiums and may also require it to discontinue offering certain of its products or services.

     Due to the increasing popularity and use of the Internet, it is possible that additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, privacy, access to adult content by minors, pricing, bulk e-mail (spam), encryption standards, consumer protection, electronic commerce, taxation, copyright infringement and other intellectual property issues. IPVC cannot predict the impact, if any, that future regulatory changes or developments may have on the Company's business, financial condition, or results of operation. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes that directly or indirectly affect telecommunication costs or increase the likelihood or scope of competition from regional telephone companies or others, could increase the Company's operating costs, limit its ability to offer services and reduce the demand for its services.

     Local telephone companies assess access charges to long distance companies for the use of the local telephone network to originate and terminate long distance calls, generally on a per-minute basis. Access charges have been a matter of continuing dispute, with long distance companies complaining that the rates are substantially in excess of cost, and local telephone companies arguing that access rates are justified to subsidize lower local rates for end users and other purposes. Both local and long distance companies, however, contend that Internet-based telephony should be subject to these charges. Since the Company has current plans to install its Gateways and to offer telephony, it would be directly affected by these developments. However, IPVC cannot predict whether these debates will cause the FCC to reconsider its current policy of not regulating Internet service providers.

Cost of Research and Development

     All research and development was completed prior to the formation of IPVCDE and its acquisition by the Company.

     At the current time, there are no costs associated with research and development, and accordingly, none will be bourne directly or indirectly by the customer; however there is no guarantee that such costs will not be bourne by customers in the future and, at the current time, the Company does not know the extent to which such costs will be bourne by the customer, if at all.

Cost and Effects of Compliance with Environmental Laws

     The Company's business is not subject to regulation under the state and Federal laws regarding environmental protection and hazardous substances control, including the Occupational Safety and Health Act, the Environmental Protection Act, and Toxic Substance Control Act. The Company is unaware of any bills currently pending in Congress which could change the application of such laws so that they would affect the Company.

Employees and Consultants

     At September 30, 1999, the Company employed seven (7) persons all of whom are employed on a full-time basis. None of these employees are represented by a labor union for purposes of collective bargaining. The Company considers its relations with its employees to be excellent.

     The Company has employment agreements with Barbara Will, Anthony Welch and Peter Stazzone, who respectively act as the President, Senior Vice President and Secretary/Treasurer of the Company. The Board has voted to unwind the INS acquisition ab initio, rescind the issuances under the acquisition and employment agreement and to terminate Mr. Stazzone's employment. See Part I,
Item 6. "Executive Compensation - Employee Contracts and Agreements."

     In November 1997, prior to its acquisition by the Company, IPVCDE entered into a consulting agreement with Condor, whereby Condor agreed to provide certain sales, marketing and public relations services in exchange for 600,000 shares of IPVCDE's unrestricted Common Stock to be issued upon listing of IPVCDE's stock on the OTC Bulletin Board. Such shares were never issued and the agreement was amended in July 1998 deleting the issuance of such shares. The consulting agreement was modified in July 1998 to 500,000 shares of the restricted Common Stock of the Company. The term of the Agreement was for a period of six (6) years and is still in effect. James K. Howson, the Company's Chairman and CEO, serves as the Chairman and CEO of Condor and he is the beneficial owner of Condor. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; and Part I, Item 7. "Certain Relationships and Related Transactions".

     In March 1998, the Company's predecessor, Nova, entered into a share exchange agreement with IPVCDE and its shareholders whereby Nova issued 9,000,000 shares of its restricted Common Stock valued at $9,000 to IPVCDE's shareholders for all of the outstanding capital stock of IPVCDE, which then became a wholly-owned subsidiary of Nova. In connection with the agreement, the Company entered into employment agreements with Barbara Will, its current Director, Chief Operating Officer and President and with Anthony Welch, designer of the Company's proprietary software, who currently serves as the Senior Vice-President of Research and Development. As part of the exchange, Ms. Will, Mr. Welch and Condor each received 3,000,000 shares of the Company's restricted common stock. Mr. Howson, the Company's Chairman and Chief Executive Officer, is the beneficial owner of Condor. For such offering, the Company relied upon
Section 4(2) of the Act, Rule 506, Section 11-51-308(1)(j) of the Colorado Code,
Section 7309(b)(9) of the Delaware Code and Section 90.530(17) of the Nevada code. The Company relied on no state exemption for the issuance to Condor, which is a Bahamian corporation. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."


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



     In July 1998, the Company entered into a consulting agreement with Calpe, to provide public relations consulting services valued at $85,000 to the Company in exchange for 850,000 shares of the Company's unrestricted Common Stock, of which 200,000 shares were given to ICG pursuant to its consulting contract (as more fully described herein) and 23,000 shares were given to CI pursuant to its consulting contract (as more fully described herein). In consideration of its 627,000 shares, Calpe agreed to forego commissions equal to $62,700 from IPVC product sales. The term of the Agreement was for a period of three (3) years and is still in effect. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504. No state exemption was necessary for the Calpe shares, as Calpe is a Bahamian corporation. However, the Company relied upon Section 10-5-9(13) of the Georgia Code for the ICG shares and Section 14-4-140 of the Arizona Code for the CI shares. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In July, 1998, the Company entered into a consulting agreement with ICG to provide financial public relations and direct marketing advertising and consulting services to the Company. For such services, the Company agreed to pay ICG $75,000 over the term of the Agreement and to issue 200,000 shares of the unrestricted Common Stock of the Company, and to grant warrants to purchase 100,000 shares of the restricted Common Stock of the Company exercisable for a period of two (2) years at an exercise price of $2.00 per share. Such warrants have piggy-back registration rights. Such issuance of shares were valued at $20,000, while the warrants were valued at $0. IPVC has a right of first refusal to buy back any shares proposed to be sold by ICG to any third party. Of the 850,000 shares of its unrestricted Common Stock issued to Calpe, 200,000 shares were given to ICG pursuant to its contract. The contract term was for a period of six (6) months and has since terminated. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504. The Company relied upon
Section 10-5-9(13) of the Georgia Code for the issuance of ICG shares. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item
4. "Recent Sales of Unregistered Securities."

     In July 1998, the Company entered into a consulting agreement with CI to provide public and investor relations consulting services to the Company in exchange for 23,000 shares of the Company's unrestricted Common Stock. The Agreement was for a term of three (3) months and terminated automatically in November 1998. Of the 850,000 shares of its unrestricted Common Stock issued to Calpe, 23,000 shares were given to CI pursuant to its contract. The Company relied upon Section 3(b) of the Act and Rule 504. The Company relied upon
Section 14-4-140 of the Arizona Code for the issuance of CI shares.  See Part I,
Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In September 1998, the Company entered into a consulting agreement for a term of six (6) months with First Capital, to provide financial consulting services to the Company. In the event that First Capital was successful in securing debt or equity financing for the Company, First Capital would be granted warrants to purchase 125,000 shares of the restricted Common Stock of the Company exercisable for a period of three (3) years at an exercise price of $1.00 per share. Such warrants would have piggy-back registration rights. See
Part I, Item 7. "Certain Relationships and Related Transactions"

     In October 1998, the Company entered into a consulting agreement with IIP, memorializing an oral agreement made in July 1998, to provide financial, consulting and advisory services valued at $35,000 in exchange for the issuance of 350,000 shares, of which 243,760 are unrestricted Common Stock of the Company and 106,240 are restricted Common Stock of the Company, the grant of warrants to purchase an additional 1,600,000 shares of the unrestricted Common Stock of the Company exercisable without time limitation at an exercise price of $0.06 per share, the grant of warrants to purchase an additional 350,000 shares of the restricted Common Stock of the Company exercisable without time limitation at an exercise price of $3.90 per share and in consideration of $100 the grant of warrants to purchase an 5% of the restricted Common Stock of the Company on a fully-diluted basis at a price of $1.00 per share. IIP exercised its warrant to purchase 1,600,000 shares in April 1999 at an exercise price of $26,000. The Agreement is for a period of three (3) years and is still in effect. The Company must also pay a monthly fee of $4,000 the first year, $6,000 the second year and $8,000 the third year. For the unrestricted shares and warrants to purchase unrestricted shares, the Company relied upon Section 3(b) of the Act and Rule
504. For the restricted shares and warrants to purchase restricted shares, the Company relied upon Section 4(2) of the Act and Rule 506. No state exemption was necessary, as IIP is an Irish corporation. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In October, 1998, the Company entered into a consulting agreement with Inside.com to provide media relations services and consulting advice to the Company valued at $41,250 in exchange for the issuance of 275,000 shares of the unrestricted Common Stock of the Company and the grant of warrants to purchase an additional 155,000 shares of the unrestricted Common Stock of the Company exercisable for a period of one (1) year at a price of $0.645 per share. Inside.com exercised its warrant to purchase 155,000 shares in April 1999 at an exercise price of $100,000. The Agreement is for a term of one (1) year and is still in effect. For such issuance, the Company relied upon Section 3(b) of the Act and Rule 504 and Section 517.061(11) of the Florida Code. See Part I, Item
7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In March 1999, the Company entered into a consulting agreement with BPN to provide financial public relations consulting services to the Company for which the Company agreed to pay $40,000 for the first month, and $30,000 for the second and third months, with subsequent months to be agreed upon, each of which is payable in unrestricted shares of the Company's Common Stock the number of which is determined by dividing the monthly payment by $1.00. The contract term was through September 1999 and has expired without renewal. In exchange for services rendered by BPN, the Company issued 100,000 shares of its unrestricted Common Stock valued at $106,200 to Joyce Research Group, of which BPN is a division. For the fourth, fifth and sixth months of the contract, the Company granted Joyce Research Group options to purchase 150,000 shares of the Company's restricted Common Stock at an exercise price equal to 60%, 65% and 70% of the market price respectively. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504 and Florida Code Section 517.061(11). See Part I,
Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of

Unregistered Securities."

     In April 1999, the Company entered into a share exchange agreement with INS whereby the Company exchanged 250,000 shares of its Redeemable Convertible Preferred stock valued at $500,000 for all of the outstanding capital stock of INS. Such Redeemable Convertible Preferred stock contains 1 for 1 conversion rights after one (1) year and is redeemable at $2.00 per share. The President of INS, Peter M. Stazzone, remained with the Company as the President of the subsidiary. At the time of the exchange Mr. Stazzone became Secretary, Treasurer and Chief Financial Officer of the Company under an employment agreement. Also at the time of the exchange, Mr. Stazzone received 50,000 shares of the Redeemable Convertible Preferred Stock of the Company. Pursuant to the Employment Agreement, Mr. Stazzone received 200,000 shares of the Company's Restricted Common Stock, a stock bonus of 100,000 shares of the Restricted Common Stock deemed earned on the date of the Share Exchange Agreement, but to be delivered on the earlier of (i) the first anniversary date or (ii) Mr. Stazzone's termination and options to purchase an additional 200,000 shares of the restricted Common Stock of the Company exercisable for a period of three (3) years at an exercise price of $1.00 per share. It was represented that INS had acquired certain assets, including the rights to INS' name, from the Bankruptcy Court in the Chapter 11 filing of Telsave. Mr. Stazzone was the Chief Financial Officer of Telsave at the time the bankruptcy was filed and the Bankruptcy Court was provided with disclosure of his involvement with INS prior to the Court's approval of the sale of certain Telsave assets to INS. In June 1998, Mr.
Stazzone was loaned $50,000 by INS, which loan bears no interest and has no stated repayment terms. At the time of the acquistion of INS, the Company believed that it was acquiring the rights to the CIC Code. The purchase price was based in part upon an appraisal of the value of the CIC Code which is loaded in approximately 60% of the domestic market. However, during the course of the audit, it was discovered that clear title may not have passed to INS and subsequently the Company. Therefore, the Board resolved that, in the event clear title had not passed to the Company, it would be in the best interest of the shareholders to unwind the transaction. The Company sought a legal opinion on the status of such title and just prior to filing this Form 10SB discovered that there was no clear link between the ownership of the CIC Code and INS. Therefore the Company voted to unwind the transaction ab initio, to rescind the issuances made under the acquisition and the employment agreements and to terminate Mr. Stazzone's employment. For such offering, the Company relied upon Section 4(2) of the Act and Rule 506, Section 14-4-126(f) of the Arizona Code and Section 90.530(11) of the Nevada Code. See Part I, Item 4. "Security Ownership of
Certain Beneficial Owners and Management"; Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

Facilities

     The Company maintains its executive offices at 5050 No. 19th Avenue, Suite 416/417, Phoenix, Arizona 85015. Its telephone number is (602) 335-1231 and its facsimile number is (602) 335-1577 which serves as its executive offices.

     The Company leases approximately three thousand five hundred sixty-five (3,565) square feet of office space. This space is also occupied by INS, and replaces INS' existing lease at the same location. The lease is for a term of one (1) year commencing August 1, 1999 and ending July 31, 2000. The Company pays monthly rent in the amount of $3,862.08 plus a ratable cost adjustment and taxes. See Part I, Item 3. "Description of Property."


Risk Factors

     Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

     1. History of Losses. Although the Company has been in business since February, 1997, it is mostly recently starting to exit the development stage as it is beginning to deploy its network. As of December 31, 1998, the Company had total assets of $191,513, a net loss of $507,685 on revenues of $41,254 and stockholders deficit of $530,666. As of December 31, 1997, the Company had total assets of $1,745, a net loss of $22,981 with no revenues and stockholders deficit of $12,255. Due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenue will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least the second quarter 2000, and there can be no assurance that losses will not continue thereafter. The ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities. The Company is subject to all of the risks inherent in the operation of a development stage business and there can be no assurance that the Company will be able to successfully address these risks. See Part I, Item 1. "Description of Business."

     2. Minimal Assets. Working Capital and Net Worth. As of December 31, 1998, the Company's total assets in the amount of $191,513, consisted, principally, of the sum of $908 in cash, $152,980 in inventory and $37,625 in property and equipment. As a result of its minimal assets and a net loss from operations, in the amount of $507,685, as of December 31, 1998, the Company had a negative net worth of $115,616. Further, there can be no assurance that the Company's financial condition will improve. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its expansion plan, the Company is not expected to proceed with its expansion without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any. See Part I, Item 1. "Description of Business"

     3. Need for Additional Capital. Without an infusion of capital or profits from operations, the Company is not expected to proceed with its expansion as planned. Accordingly, the Company is not expected to overcome its history of losses unless sales exceed the current levels and/or additional equity and/or debt financing is obtained. While the Company anticipates the receipt of increased operating revenues, such increased revenues cannot be assured. Further, the Company may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the stage of its business, its limited personnel and other resources and its lack of a widespread client base and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated. The Company has no identified sources of additional capital funds, and there can be no assurance that resources will be available to the Company when needed. See Part I, Item 1. "Description of Business (b) Business of Issuer."

     4. Dependence on Management. The possible success of the Company is expected to be largely dependent on the continued services of its President , Barbara S. Will and its Senior Vice President, Anthony Welch. Virtually all decisions concerning the marketing, distribution and sales of the Company's products and services will be made or significantly influenced by the Company's officers. These officers are expected to devote only such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers. The loss of the services of any of these officers would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently has no employment agreements with any of its officers. See Part I, Item 1. "Description of Business - (b) Business of Issuer and Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons."

     5. Limited Distribution Capability. The Company's success depends in large part upon its ability to distribute its products and services. As compared to the Company, which lacks the financial, personnel and other resources required to compete with its larger, better-financed competitors, virtually all of the Company's competitors or potential competitors have much larger budgets for securing customers. Although the Company has entered into TruePartner agreements, these have produced only limited revenues to date. Depending upon the level of operating capital or funding obtained by the Company, management believes, without assurance, that it will be possible for the Company to attract additional customers for its products and services. However, in the event that only limited funds are available from operations or obtained, the Company anticipates that its limited finances and other resources may be a determinative factor in the decision to go forward with planned expansion. Until such time, if ever, as the Company is successful in generating sufficient cash flow from operations or securing additional capital, of which there is no assurance, it intends to continue marketing its products through its current distribution arrangement. However, the fact that these arrangement have not thus far produced significant revenue may adversely impact the Company's chances for success. See
Part I, Item 1. "Description of Business," (b) "Business of Issuer - Sales and Marketing- Distribution of Products."

     6. Inability to expand its IP Telephony Infrastructure. The Company may be required to expand and adapt its IP Telephony infrastructure as the number of users and the amount of information they wish to transfer increases. The expansion and adaptation of the Company's infrastructure will require substantial financial, operational and management resources. There can be no assurance, however, that the Company will be able to expand or adapt its infrastructure to meet additional demand or subscribers' changing requirements on a timely basis, at a commercially reasonable cost, or at all, or that the Company will be able to deploy successfully any necessary infrastructure expansion. Any failure of the Company to expand its infrastructure, as needed, on a timely basis or to adapt to changing subscriber requirements or evolving industry standards could have a material adverse effect on the Company's overall business, financial condition and results of operations. See Part I, Item 1. "Description of Business," (b) "Business of Issuer."

     7. High Risks and Unforeseen Costs Associated with the Company's Expanded Entry into the IP Telephony Industry. There can be no assurance that the costs for the establishment of TruePartner arrangements and creation of a client base for its products and services will not be significantly greater than those estimated by Company management. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by the Company without development of additional markets for its products. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect the Company. Further, unfavorable general economic conditions and/or a downturn in customer confidence could have an adverse affect on the Company's business. Additionally, competitive pressures and changes in customer mix, among other things, which management expects the Company to experience in the uncertain event that it achieves commercial viability, could reduce the Company's gross profit margin from time to time. Accordingly, there can be no assurance that the Company will be capable of establishing itself in a commercially viable position in local, state, nationwide and international IP Telephony markets. See Part I, Item 1. "Description of Business," (b) "Business of Issuer."

     8. Significant Customer and Product Concentration. To date, a limited number of customers and distributors have accounted for substantially all of the Company's revenues with respect to product sales. Although the company entered into TruePartner agreements, there is no assurance that the Company will be able to obtain adequate distribution of its products to the intended end user. The Company's ability to achieve revenues in the future will depend in significant part upon its ability to obtain additional Gateway outlets, maintain relationships with and provide support to, existing and new distributors, as well as the condition of its distributors. As a result, any cancellation, reduction or delay may materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company's revenues will increase in the future or that the Company will be able to support or attract customers. See "Part I, Item. 1. "Description of Business - (b) Business of Issuer Marketing and Distribution- Distribution; and
- Dependence on Major Customers" and Part I, Item 2. Management's Discussion and Analysis of Financial Condition or Plan of Operation Revenues."

     9. Fluctuations in Results of Operations. The Company has experienced and may in the future experience significant fluctuations in revenues, gross margins and operating results. As with many developing businesses, the Company expects that some orders may not materialize or delivery schedules may have to be deferred as a result of changes in customer requirements, among other factors.

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



As a result, the Company's operating results for a particular period to date have been and may in the future be materially adversely affected by a delay, rescheduling or cancellation of even one purchase order. Moreover, purchase orders are often received and accepted substantially in advance of shipment, and the failure to reduce actual costs to the extent anticipated or an increase in anticipated costs before shipment could materially, adversely affect the gross margins for such order, and as a result, the Company's results of operations. A delay in a shipment near the end of a particular quarter, due, for example, to an unanticipated shipment rescheduling, to cancellations or deferrals by customers or to unexpected manufacturing difficulties, may cause net revenues in a particular quarter to fall significantly below the company's expectations and may materially adversely affect the Company's operating results for such quarter.

     A large portion of the Company's expenses are fixed and difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any revenue shortfall. Furthermore, announcements by the Company or its competitors of new products and technologies could cause customers to defer purchases of the Company's products or a reevaluation of products under development, which would materially adversely affect the Company's business, financial condition and results of operations. Additional factors that may cause the Company's revenues, gross margins and results of operations to vary significantly from period to period include: product development, patent processing, manufacturing efficiencies, costs and capacity and the timing of availability of new products by the Company or its customers, usage of different distribution and sales channels; customization of systems; and general economic and political conditions. In addition, the Company's results of operations are influenced by competitive factors, including the pricing and availability of and demand for, competitive products. All of the above factors are difficult for the company to forecast, and these or other factors could materially adversely affect the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. See Part I, Item. 2.
"Management's Discussion and Analysis of Financial Condition or Plan of Operation."

     10. Potential for Changes or Unfavorable Interpretation of Government Regulation. In the event the government were to regulate the IP Telephony or telephone industry, as it has in the past, would have a material adverse effect on the sale of such products by the Company to such customers.

     The Company uses the Internet and private I.P networks for the transmission of long distance telephone, fax and data signals. Presently, the Federal Communication Commission in the United States ("FCC") does not regulate companies that provide Internet Telephony services as common carriers or telecommunications service providers. Notwithstanding the current state of the rules, the FCC's potential jurisdiction over the Internet is broad because the Internet relies on wire and radio communications facilities and services over which this regulatory authority has long-standing authority.

     The regulatory environment in which the Company operates is subject to change. Regulatory changes, which are affected by political, economic and technical factors, could significantly impact the Company's operations by restricting development efforts by the Company and its customers, making current products obsolete, making the delivery of telephonic services more costly or increasing the opportunity for additional competition. Any such regulatory changes could have a material adverse effect on the Company's business, financial condition and results of operations. The Company might deem it necessary or advisable to alter or modify its products to operate in compliance with such regulations. Such modifications could be extremely expensive and, especially if subject to regulatory review and approval, time-consuming. See
Part I, Item 1. "Description of Business," (b) "Business of Issuer Governmental Regulation."

     11. No Assurance of Product Quality. Performance and Reliability. The Company expects that its distributor and their customers will continue to establish demanding specifications for quality, performance and reliability. Although the Company attempts to only deal with manufacturers who adhere to good manufacturing practice standards, there can be no assurance that problems will not occur in the future with respect to quality, performance, reliability and price. If such problems occur, the Company could experience increased costs, delays in or cancellations or rescheduling of orders or shipments and product returns and discounts, any of which would have a material adverse effect on the Company's business, financial condition or results of operations.

     12. Future Capital Requirements. The Company's future capital requirements will depend upon many factors, including the development of new medical and health products, requirements to maintain adequate manufacturing facilities, the progress of the Company's research and development efforts, expansion of the Company's marketing and sales efforts and the status of competitive products and services. The Company believes that it will require additional funding in order to fully exploit its plan for operations. There can be no assurance, however, that the Company will secure such additional financing. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate its research and development or manufacturing programs or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its existing or potential products or other assets. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations. See Part I, Item 2. "Management's Discussion and Analysis of Financial Condition or Plan of Operation."

     13.  Uncertainty  Regarding  Protection of Proprietary  Rights. The Company
attempts to protect its intellectual property rights through patents, trademarks, secrecy agreements, trade secrets and a variety of other measures. However, there can be no assurance that such measures will provide adequate protection for the Company's trade secrets or other proprietary information, that additional disputes with respect to the ownership of its intellectual property rights will not arise, that the Company's trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. There can be no assurance that any patent owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar products, duplicate the Company's products or design around the patents owned by the Company or that third parties will not assert intellectual property infringement claims against the Company. In addition, there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights abroad. The failure of the Company to protect its proprietary rights could have a material adverse effect on its business, financial condition and results of operations.

     Litigation may be necessary to protect the Company's intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation. See Part I, Item 1. Description of Business - (b) Business of Issuer - Patents, Trademarks and Copyrights."

     14. Ability to Grow. The Company expects to grow through acquisitions, internal growth and by expansion of its TruePartner relationships. There can be no assurance that the Company will be able to create a greater market presence, or if such market is created, to expand its market presence or successfully enter other markets. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition, one or more qualified strategic alliances and the Company's ability to maintain sufficient profit margins in the face of pricing pressures. The Company must also manage costs in a changing regulatory environment, adapt its infrastructure and systems to accommodate growth within the niche market which it has created.

     The Company also plans to expand its business, in part, through acquisitions. Although the Company will continuously review potential acquisition candidates, it has not entered into any agreement, understanding or commitment with respect to any additional acquisitions at this time. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions on favorable terms, or at all, or integrate acquired businesses into its operations. Moreover, there can be no assurance that acquisitions will not have a material adverse effect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions, while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as at then existing Company products or otherwise perform as expected. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisitions will be completed. The Company will be competing for acquisition and expansion opportunities with entities that have substantially greater resources than the Company. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, unanticipated problems or legal liabilities, and tax and accounting issues, some or all of which could have a material adverse effect on the Company's results of operations and financial condition. See Part I, Item 1. "Description of Business
(b) "Business Issuer."

     15. Competition. Telephone, Internet and software industries are highly competitive, with several major companies involved, including AT&T, MCI and Sprint, . The Company will be competing with these larger competitors in international, national, regional and local markets. In addition, the Company may encounter substantial competition from new market entrants. Many of the Company's competitors or potential competitors have significantly greater name recognition and have greater marketing, financial and other resources than the Company. There can be no assurance that the Company will be able to complete effectively against such competitors in the future. See Part I. Item 1. "Description of Business," (b) "Business of IssuerCompetition."

     16. Requirement for Response to Rapid Technological Change and Requirement for Frequent New Product Introductions. The markets for telephone, Internet and software products and services are subject to rapid technological change, frequent new product introductions and enhancements, product obsolescence and changes in end-user requirements. The Company's ability to be competitive in this market will depend in significant part upon its ability to successfully develop, introduce and sell new innovative proprietary products, services and enhancements thereof on a timely and cost-effective basis that respond to changing customer requirements. Any success of the Company in developing new and enhanced products and services will depend upon a variety of factors, including new product selection, timely and efficient completion of design, timely and efficient implementation of manufacturing and assembly process, a cost reduction program and the development, completion, performance, quality and reliability and development of competitive products and services by competitors. The Company may experience delays from time to time in completing development and introduction of new products and services. Moreover, there can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products and services. There can be no assurance that defects will not be found in the Company's products and services after commencement of commercial shipments, which could result in the loss of or delay in market acceptance. The inability of the Company to introduce in a timely manner new products and services that contribute to revenues could have a material adverse effect on the Company's business, financial condition and results of operations. See "Part I, Item. 1. "Description of Business (b) Business of Issuer - Competition."

     17. Possible Adverse Affect of Fluctuations in the General Economy and Business of Customers. Historically, the general level of economic activity has significantly affected the demand for new, technology products. As demands for cost reduction in telephone calling costs have increased, alternative services has seen a high degree of demand. There can be no assurance that an economic downturn would not adversely affect the demand for the Company's products and services.

     18. Lack of Working Capital Funding Source. Other than revenues from the sale of its products, which revenues have yet to produce a significant net profit, the Company has no current source of working capital funds, and should the Company be unable to secure additional financing on acceptable terms, its business, financial condition, results of operations and liquidity would be materially adversely affected.

     19. Uncertainty of Market Acceptance. The future operating results of the Company depend to a significant extent upon the continued development of products and services deemed necessary, useful, convenient, affordable and competitive. There can be no assurance that the Company has the ability to continuously introduce propriety products and services into the marketplace which will achieve the market penetration and acceptance necessary for the Company to grow and become profitable on a sustained basis, especially given the fierce competition that exists from companies more established and well financed than the Company. See "Part I, Item 1. "Description of Business -(b) Business of Issuer - Competition."

     To date, substantially all of the Company's product sales have been to a limited number of TruePartners. The Company's future results of operations will be dependent in significant part on its ability to penetrate markets in the United States and foreign countries in which the Company has not yet established a meaningful presence. There can be no assurance that the Company will be successful in penetration these additional markets.

     20. International Operations; Risks of Doing Business in Developing Countries. The Company anticipates that international sales will, as a result of various TruePartner distribution agreements entered into, account for more of its revenues from product sales for the foreseeable future. The Company's international sales may be denominated in foreign or United States currencies. The Company does not currently engage in foreign currency hedging transactions. As a result, a decrease in the value of foreign currencies relative to the United States dollar could result in losses from transactions denominated in foreign currencies. With respect to the Company's international sales that are United States dollar-denominated, such a decrease could make the Company's products less price-competitive. Additional risks inherent in the Company's international business activities include changes in regulatory requirements, costs and risks of local customers in foreign countries, availability of suitable export financing, timing and availability of export licenses, tariffs and other trade barriers, political and economic instability, difficulties in staffing and managing foreign operations, difficulties in managing distributors, potentially adverse tax consequences, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties and the possibility of difficulty in accounts receivable collections. Some of the Company's customer purchase agreements may be governed by foreign laws, which may differ significantly from U.S. laws. Therefore, the Company may be limited in its ability to enforce its rights under such agreements and to collect damages, if awarded. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Part I, Item 1. "Description of Business - (b) Business of Issuer - Sales and Marketing - Distribution of Products."

     21. Effects of the Reduction of Traditional Long Distance Services. The Company's rates for long distance telephone calls are generally less than the telephone charges for the same long-distance service that the customer would pay to a primary seller of such services. The Company's ability to undersell such primary seller arises as a result of the use of the Internet to transmit long distance telephone calls. Therefore, narrowing of the differential between the rates charged to Company's customers and the cost of long distance telecommunications services provided by competitors or traditional long distance carrier's customers would have a significant adverse effect on the Company. See "Part I, Item 1. "Description of Business - (b) Business of Issuer."

     22. Potential Year 2000 Problems. The "Year 2000" issue affects the Company's installed computer systems, network elements, software applications, and other business systems that have time-sensitive programs that may not properly reflect or recognize the year 2000. Because many computers and computer applications define dates by the last two digits of the year, "00" may not be properly identified as the year 2000. This error could result in miscalculations or system failures. The Year 2000 issue may also affect the systems and applications of the Company's suppliers. There can be no assurance that systems operated by third parties providing services to the Company will be Year 2000 compliant. See Part I, Item 2. "Management's Discussion and Analysis or Plan of Operation - Impact of the Year 2000 Issue."

     23. No Dividends. While payments of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future. See Part I,
Item 8. "Description of Securities - Description of Common Stock - Dividend Policy."

     24. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and a majority of the Company's outstanding Common Stock constitute a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company. See Part I, Item 8. "Description of Securities - Description of Common Stock."

     25. Control by Present Shareholders. The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management."

     26. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue shares of preferred stock. ("Preferred Stock"). The issuance of Preferred Stock does not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in its sole discretion, has the power to issue shares of Preferred Stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value of market price of the Common Stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company. See Part I, Item 1. "Description of Securities - Description of Preferred Stock."

     27. No Secondary Trading Exemption. Secondary trading in the Common Stock will not be possible in each state until the shares of Common Stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. If the Company fails to register or qualify, or to obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's Common Stock, a public market for the Common Stock will fail to develop and the shares could be deprived of any value. The Company was listed in Standard and Poor's Standard Corporation Records on July 29, 1998.

     28. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. Although trading volume indicates that a secondary trading market has developed to a certain extent for the shares of Common Stock of the Company, the Common Stock is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The SEC has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

Item 2.   Management's Discussion and Analysis or Plan of Operation

     The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

Discussion and Analysis

     The Company, IPVoice Communications, Inc. is a Nevada chartered development stage corporation which conducted business from its headquarters in Denver, Colorado until August 1999 when it relocated to Phoenix, Arizona. The Company was incorporated on February 19,1997, as Nova Enterprises, Inc. and changed its name to IPVoice Communications in March, 1998.

     The Company is principally involved in the internet telephony industry. Current activities include software and hardware development, raising additional equity, and negotiating with key personnel and facilities.

     Inventory consists mainly of computer parts to be used in the assembly of units to be sold to customers, or utilized by the Company in its operations. Once the assembly is complete, the respective computer part costs are charged to operations or reclassified to property and equipment based on the nature of the transaction. Inventory is valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

     In March 1998, IPVoice Communications, Inc., a Nevada corporation, acquired 100% of the issued and outstanding shares of the common stock of IPVoice Communications, Inc., a Delaware corporation, in a reverse merger, which was accounted for as a reorganization of the Delaware company.

     The Company is in the development stage, it is acquiring the necessary operating assets and it is beginning its proposed business. While the Company is developing tools necessary to enter the internet telephony market, there is no assurance that any benefit will result from such activities. The Company will receive limited operating revenues and will continue to incur expenses during its development, possibly in excess of revenue.

     The ability of the Company to continue as a going concern is dependent upon increasing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking financing to allow it to begin its planned operations.

     On April 7, 1999, the Company acquired all of the issued and outstanding common stock of INS. The Company issued 250,000 shares of redeemable convertible preferred shares, each convertible on or after one (1) year after Closing into one share of the Company's common stock or, at the sellers' option, redeemable by the Company at a redemption price of $2.00 per share. The Company rescinded this transaction ab initio just prior to filing this Form 10SB after finding that there was no clear link between the ownership of the CIC Code and INS.

     The purchase was done to acquire FCC tariffs, corporate certification in over 30 states in the United States, and the INS name. At the time of the acquisition, the Company believed that it was acquiring the CIC. The Company also obtained all cash, furniture and equipment, staff and office space in Arizona. An independent business valuation solely of the intangible assets, which are comprised of the CIC code and state certifications and tariffs, concluded a fair market value at the date of acquisition of $460,000. During the course of the audit, it was discovered that clear title may not have passed to INS and subsequently the Company. The Company believed that the acquisition of INS would provide the Company with an operational and marketing advantage in the United States, by being tariffed and, provided clear title had passed to the Company, by having the CIC.

     The acquisition was subject to IPVC entering into agreements with the Company's President and Chief Executive Officer, including but not limited to, an employment agreement, consulting agreement, compensation agreement, stock option agreement, and stock grant agreement. The Employment/Compensation Agreement provides compensation for services performed in the capacity of Director and Chief Financial Officer of the Company. In addition, certain stock incentives were provided. The Board has voted to unwind the transaction ab initio, to rescind the issuances made under the acquisition and employment agreements and to terminate Mr. Stazzone's employment.

     During the second quarter of 1999, the Company raised $1,150,000 through the issuance of forty-six (46) investment units in the amount of $25,000. Each unit consisted of a two-year note in the principal amount of $24,900 including interest payable quarterly in cash at 9% per annum; a warrant for the purchase of 18,750 shares of restricted stock of the Company; and twenty five (25) Senior Convertible Preferred shares. Management anticipates the net proceeds, less initial expenses payable, will provide sufficient working capital to meet the Company's capital needs through the first quarter of 2000 and anticipates that it may generate sufficient revenue and/or be required to raise additional capital in order to meet its needs through calendar year 2000. However, there can be no assurance that sufficient revenues will be generated or that additional capital can be raised, if needed.

     On May 24, 1999 the Company formally changed its name to IPVoice.com, Inc.

Results of Operations - Full Fiscal Years - December 31, 1998 and December 31, 1997

Revenues

     Revenues for the twelve month period ended December 31, 1998 was $41,254 and no revenue was generated during calendar year 1997. The Company rendered consulting services which resulted in revenues for the twelve months ended December 31, 1998.

Operating Expenses

     Operating Expenses for the twelve months of calendar year 1998 were $548,939 versus $23,000 in the comparable period in calendar year 1997. Net loss was $507,685 and $22,981 for the twelve months ended December 31,1998 and 1997, respectively.

     During 1998, consulting fees of $35,000 were paid to an officer and $25,000 in professional fees were paid to a shareholder of the Company. There were no outstanding amounts owed in respect to these fees as of December 31, 1998.

Assets and Liabilities

     Assets were $191,513 as of December 31, 1998, and $1,745 as of December 31, 1997. As of December 31, 1997,assets consisted of cash of $1,745. As of December 31, 1998, assets consisted primarily of inventory of $152,980 and equipment with a net book value of $37,625. Liabilities were $307,129 and $14,000 as of December 31, 1998 and December 31, 1997 respectively. As of December 31, 1998, liabilities consisted primarily of accounts payable of $191,817, payroll and payroll related liabilities of $35,730, and advances and payables to officers and shareholders of $79,582.

     During 1997, the Company incurred certain organization expenses totaling $14,000, which were paid for by a company under common control. The balance owed to this related party at December 31, 1997 was paid in full during 1998.

     At December 31, 1998, the Company owed one of its officers $34,268 for reimbursement of expenses paid on behalf of the Company.

     During the year ended December 31, 1998, the Company owed two of its shareholders $20,564 for consulting services performed on behalf of the Company. Total consulting fees incurred to these shareholders during the year amounted to $31,096. Also during the year ended December 31, 1998, one of the Company's shareholders advanced funds totaling $24,750 for payment of general operating expenses.

Stockholders' Equity

     Stockholders' equity was ($115,616) as of December 31, 1998 and ($12,255) as of December 31, 1997. The Company had 12,578,999 and 10,400,000 shares of common stock issued and outstanding at December 31, 1998 and 1997, respectively.

     In February 1997, the Company issued 9,000,000 shares to its founders for services rendered to the Company valued at par value, or $9,000. In March 1998, a majority shareholder donated 9,000,000 shares of common stock to the Company. These shares were simultaneously issued for the acquisition of IPVoice Communications, Inc., a Delaware corporation. In the fourth quarter of 1998, the Company issued 275,000 shares of common stock for services rendered, valued at the current market rate of $41,250.

     As of December 31,1998, stockholders' equity consisted primarily of $477,750 raised in the Company's offering of its Common Stock, offset primarily by the accumulated deficit at December 31, 1998 of $530,666.

Financial Condition, Liquidity and Capital Resources

     At December 31,1998 the Company had cash of $908 as compared to $1,745 at December 31, 1997. In March 1997, the Company completed a Regulation D Rule 504 Placement for 1,400,000 shares in exchange for $14,000 cash.

     During 1997, the Company incurred certain organization expenses totaling $14,000, which were paid for by a company under common control. The balance owed to this related party at December 31, 1997 was paid in full during 1998.

     During the second quarter of 1998, the Company issued 144,000 shares of common stock for $144,000 in cash. During the third quarter, the Company issued 183,333 shares of common stock for $85,000 in cash, and 627,000 shares of common stock for a subscription receivable of $62,700. In the fourth quarter of 1998, 476,666 shares of common stock were issued for $74,500 in cash.

     During the year ended December 31, 1998, one of the Company's shareholders advanced funds totaling $24,750 for payment of general operating expenses. At December 31, 1998, the Company owed one of its officers $34,268 for reimbursement of expenses paid on behalf of the Company.

     During the second quarter of 1999, the Company raised $1,150,000 through the issuance of forty-six (46) investment units in the amount of $25,000. Each unit consisted of a two-year note in the principal amount of $24,900 including interest payable quarterly in cash at 9% per annum; a warrant for the purchase of 18,750 shares of restricted stock of the Company; and twenty five (25) Senior Convertible Preferred shares. Management anticipates the net proceeds, less initial expenses payable, will provide working capital for the Company through the first quarter of 2000.

     The Company may raise additional capital through private and/or public sales of securities in the future but has no definite commitments at this time.

Results of Operations for the Six Months Ended June 30, 1999 and June 30, 1998

Revenues

     No revenue was generated during the six month period ending June 30, 1999. Revenues for the six month period ended June 30, 1998 was $40,384. The Company rendered consulting services which resulted in revenues for the six month period ended June 30, 1998

     The Company continues to concentrate on developing its voice-over-IP network and expanding its customer base and distributors. The Company is currently working on several new projects which it anticipates will diversify its customer base and increase revenues in both the near and long-term. While the certainty of these efforts becoming future revenues for the Company cannot be measured at this point in time, and the Company has not yet realized the anticipated product sales, the management of the Company continues to be encouraged by the inquiries it is receiving concerning its products and services and the contracts which it has executed.

Operating Expenses

     Operating Expenses for the six months of calendar year 1999 were $796,028 versus $114,616 in the comparable period in calendar year 1998. Net loss was $806,189 and $74,232 for the six months ended June 30,1999 and 1998, respectively. Interest expense was $11,547 for the six months ended June 30, 1999 reflecting interest on the financing completed in the second quarter of 1999, offset by $6,386 of interest income earned during the same period for monies on deposit.

Assets and Liabilities

     Assets were $1,291,909 as of June 30, 1999, and $112,773 as of June 30, 1998. As of June 30, 1999, assets consisted primarily of cash of $1,069,856; inventory of $168,771 and equipment with a net book value of $48,912. As of June 30, 1998, assets consisted primarily of cash of $22,932; inventory of $36,030; accounts receivable of $28,686; and equipment with a net book value of $25,125. Liabilities were $1,268,550 and $42,986 as of June 30, 1999 and June 30, 1998 respectively. As of June 30, 1999, liabilities consisted primarily of accounts payable of $111,603, accrued expenses of $11,547; and notes payable of $1,145,400. As of June 30, 1998, liabilities were comprised of accounts payable of $42, 986.

Stockholders' Equity

     Stockholders' equity was $23,359 as of June 30, 1999 and $69,787 as of June 30, 1998. The Company had 1,150 of Senior Convertible Preferred issued and outstanding as of June 30, 1999 and no shares of preferred stock issued and outstanding at June 30, 1998. The Company had 16,202,758 and 10,544,000 shares of common stock issued and outstanding at June 30, 1999 and 1998, respectively.

     As of June 30,1999, stockholders' equity consisted primarily of $1,350,614 from the Company's offering of its Common Stock and issued for services rendered, offset primarily by the accumulated deficit at June 30, 1999 of $1,331,855. As of June 30,1998, stockholders' equity consisted primarily of $167,000 raised in the Company's offering of its Common Stock, offset primarily by the accumulated deficit at June 30, 1998 of $97,213.

     In the first half of 1999, the Company issued 493,760 shares of common stock for services rendered, valued at the current market rate of $429,564.

     During the second quarter of 1999, the Company raised $1,150,000 through the issuance of forty-six (46) investment units in the amount of $25,000. Each unit consisted of a two-year note in the principal amount of $24,900 including interest payable quarterly in cash at 9% per annum; a warrant for the purchase of 18,750 shares of restricted stock of the Company; and twenty five (25) Senior Convertible Preferred shares. Management anticipates the net proceeds, less initial expenses payable, will provide working capital for the Company through the first quarter of 2000.

Financial Condition, Liquidity and Capital Resources

     At June 30,1999 the Company had cash of $1,069,856 as compared to $22,932 at June 30, 1998.

     During the second quarter of 1998, the Company issued 144,000 shares of common stock for $144,000 in cash. During the third quarter, the Company issued 183,333 shares of common stock for $85,000 in cash, and 627,000 shares of common stock for a subscription receivable of $62,700. In the fourth quarter of 1998, 476,666 shares of common stock were issued for $121,800 in cash.

     During the first six months of 1999, the Company issued 3,129,999 shares of common stock for $446,000 in cash and a subscription receivable of $175,000.

     During the second quarter of 1999, the Company raised $1,150,000 through the issuance of forty-six (46) investment units in the amount of $25,000. Each unit consisted of a two-year note in the principal amount of $24,900 including interest payable quarterly in cash at 9% per annum; a warrant to purchase 18,750 shares of restricted stock of the Company; and twenty five (25) Senior Convertible Preferred shares. Management anticipates the net proceeds, less initial expenses payable, will provide working capital for the Company through the first quarter of 2000.

     The Company believes that its anticipated funds from operations, funds from the prior sale of equity interests, and funds from the sale of its recent offering of investment units, may be insufficient to fund its capital expenditures, working capital, and other cash requirements for the next twelve
(12) months. In that event, the Company will be required to seek additional funds to finance its long term operations; however, it has no definite commitments for such funds at this time. Should the Company fail to raise any additional funds, the Company will have insufficient funds for the Company's intended operations and capital expenditures for the next twelve (12) months and will have a material adverse effect on the Company's long-term results of operations.

Impact of the Year 2000 Issue

     The Year 2000 Issue is the result of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g. 98 for 1998). On January 1, 2000, any clock or date recording mechanism including date sensitive software which uses only two digits to represent the year, may recognize the date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar activities.

     The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. All software used for the Company's systems is supplied by software vendors or outside service providers. The Company has confirmed with such providers that its present software is Year 2000 Compliant.

     The Company believes, after investigation, that all software and hardware products that it is currently in the process of developing (directly or through vendors) are Year 2000 compliant. The Company believes, after investigation, that its own software operating systems are Year 2000 compliant.

     The Company believes that it has disclosed all required information relative to Year 2000 issues relating to its business and operations. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse affect on the Company's systems.

Forward-Looking Statements

     This Form 10-SB includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this

Form 10-SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), demand for the Company's products and services, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The Company assumes no obligations to update any such forward-looking statements.

Item 3.    Description of Property

     The Company maintains its executive offices at 5050 No. 19th Avenue, Suite 416/417, Phoenix, Arizona 85015. Its telephone number is (602) 335-1231 and its facsimile number is (602) 335-1577.

     The Company leases approximately three thousand five hundred sixty-five (3,565) square feet of office space in Phoenix, Arizona which now serve as its executive offices. This space is also occupied by INS, and this lease replaces INS' previous lease at the same location. The lease is for a term of one (1) year commencing August 1, 1999 and ending July 31, 2000. The Company pays monthly rent in the amount of $3,862.08 plus a ratable cost adjustment and taxes.

     The Company owns no real property and its personal property consists of hardware, inventory, software, furniture, fixtures and equipment, prototype molds and leasehold improvements with an original cost of $41,968 on December 31, 1998.

     INS acquired phone system equipment under the provisions of two long-term leases from the Telesave bankruptcy. These leases expire in August 2003. The lease property had an original equipment cost of $61,010. The Company has not resolved how this equipment will be effected by the unwinding of the transaction or whether such equipment is necessary for its operation.

     The Company currently employs its capital reserves in a sweep account. Activity is monitored on a daily basis.

Item 4. Security Ownership of Certain Beneficial Owners and Management:

     The following table sets forth information as of September 30, 1999, regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five percent (5%) of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the share of Common Stock beneficially owned.

Name and Address of                     Title of       Amount and Nature of     Percent of
-------------------------------------------------------------------------------------------
Beneficial Owner                        Class          Beneficial Owner (1)     Class
-------------------------------------------------------------------------------------------
James Howson (2)(3)                     Common                 0                 0.0%
7553 South Mount Zirkel
Littleton, CO 80127

Barbara S. Will(3)                      Common         3,000,000                18.052%
8027 East La Junta Road
Scottsdale, AZ 85255

Anthony K. Welch(3)                     Common         2,856,523                17.188%
6554 South Olympian Road
Evergreen, CO 80439

Peter M. Stazzone(4)                    Common           300,000                 1.805%
800 West Funt Street
Chandler, AZ 85224

Russell Watson                          Common                 0                 0.0%
105 Leader Heights Road
York, PA 17403

John Raycraft                           Common                 0                 0.0%
7776 South Pointe Parkway West
Phoenix, AZ 85044

Condor Worldwide, Ltd. (3)              Common         3,000,000                18.052%
328 Bay Street
Nassau, The Bahamas

All Executive Officers and
Directors as a Group
(Six (6) persons)                                      6,156,823                37.045%
----------

(1) The percentages are based upon 16,618,998 shares of Common Stock outstanding as of September 30, 1999. In addition to the shares owned by the Executive Officers and Directors, said officers and directors own (including those beneficially held) options to purchase zero (0) shares of the Company's Common Stock. In the event all such options to purchase were exercised, this group would own a total of 9,156,823 shares of the Company's Common Stock which would represent 37.045% of the total shares of Common Stock outstanding. None of these options may be exercised within 60 days.

(2) In November 1997, prior to its acquisition by the Company, IPVCDE entered into a consulting agreement with Condor, whereby Condor agreed to provide certain sales, marketing and public relations services in exchange for 600,000 shares of IPVCDE's unrestricted Common Stock to be issued upon listing of IPVCDE's stock on the OTC Bulletin Board. Such shares were never issued and the agreement was amended in July 1998 deleting the issuance of such shares. The consulting agreement was modified in July 1998 to 500,000 shares of the restricted Common Stock of the Company. The term of the Agreement was for a period of six (6) years and is still in effect. James K. Howson, the Company's Chairman and CEO, serves as the Chairman and CEO of Condor and he is the beneficial owner of Condor. See Part I, Item 7. "Certain Relationships and Related Transactions".

(3) In March 1998, the Company's predecessor, Nova, entered into a share exchange agreement with IPVCDE and its shareholders whereby Nova issued 9,000,000 shares of its restricted Common Stock valued at $9,000 to IPVCDE's shareholders for all of the outstanding capital stock of
         IPVCDE, which then became a wholly-owned subsidiary of Nova. In connection with the agreement, the Company entered into employment agreements with Barbara Will, its current Director, Chief Operating Officer and President and with Anthony Welch, designer of the Company's proprietary software, who currently serves as the Senior VicePresident of Research and Development. As part of the exchange, Ms. Will, Mr. Welch and Condor each received 3,000,000 shares of the Company's restricted common stock. Mr. Howson, the Company's Chairman and Chief Executive Officer, is the beneficial owner of Condor. For such offering,  the Company  relied upon Section 4(2) of the Act,  Rule 506,
         Section 11-51-308(1)(j) of the Colorado Code, Section 7309(b)(9) of the Delaware Code and Section 90.530(17) of the Nevada code. The Company relied on no state exemption for the issuance to Condor, which is a Bahamian corporation. See Part I, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(4) In April 1999, the Company entered into a share exchange agreement with INS whereby the Company exchanged 250,000 shares of its Redeemable Convertible Preferred stock valued at $500,000 for all of the outstanding capital stock of INS. Such Redeemable Convertible Preferred stock contains 1 for 1 conversion rights after one (1) year and is redeemable at $2.00 per share. The President of INS, Peter M. Stazzone, remained with the Company as the President of the subsidiary. At the time of the exchange Mr. Stazzone became Secretary,

         Treasurer and Chief Financial Officer of the Company under an employment agreement. Also at the time of the exchange, Mr. Stazzone received 50,000 shares of the Redeemable Convertible Preferred Stock of the Company. Pursuant to the Employment Agreement, Mr. Stazzone received 200,000 shares of the Company's Restricted Common Stock, a stock bonus of 100,000 shares of the Restricted Common Stock deemed earned on the date of the Share Exchange Agreement, but to be delivered on the earlier of (i) the first anniversary date or (ii) Mr. Stazzone's termination and options to purchase an additional 200,000 shares of the restricted Common Stock of the Company exercisable for a period of three (3) years at an exercise price of $1.00 per share. It was represented that INS had acquired certain assets, including the rights to INS' name, from the Bankruptcy Court in the Chapter 11 filing of Telsave. Mr. Stazzone was the Chief Financial Officer of Telsave at the time the bankruptcy was filed and the Bankruptcy Court was provided with disclosure of his involvement with INS prior to the Court's approval of the sale of certain Telsave assets to INS. In June 1998, Mr. Stazzone was loaned $50,000 by INS, which loan bears no interest and has no stated repayment terms. At the time of the acquistion of INS, the Company believed that it was acquiring the rights to the CIC Code. The purchase price was based in part upon an appraisal of the value of the CIC Code which is loaded in approximately 60% of the domestic market. However, during the course of the audit, it was discovered that clear title may not have passed to INS and subsequently the Company. Therefore, the Board resolved that, in the event clear title had not passed to the Company, it would be in the best interest of the shareholders to unwind the transaction. The Company sought a legal opinion on the status of such title and just prior to filing this Form 10SB discovered that there was no clear link between the ownership of the CIC Code and INS. Therefore the Company voted to unwind the transaction  ab  initio,  to  rescind  the  issuances  made  under  the acquisition and the employment agreements and to terminate Mr. Stazzone's employment. For such offering, the Company relied upon
         Section 4(2) of the Act and Rule 506, Section 14-4-126(f) of the Arizona Code and Section 90.530(11) of the Nevada Code. See Part I,
         Item 6. "Executive  Compensation - Employee  Contracts and Agreements";
         Part I, Item 7. "Certain Relationships and Related  Transactions";  and
         Part II, Item 4. "Recent Sales of Unregistered Securities."

         There are no arrangements which may result in the change of control of the Company by such certain beneficial owners and management.

Item 5. Directors, Executive Officers, Promoters and Control Persons:

Executive Officers and Directors

     Set forth below are the names, ages, positions, with the Company and business experiences of the executive officers and directors of the Company.


Name                     Age        Position(s) with Company
--------------           ---        --------------------------------------------
Barbara S. Will          46         Director, President and Chief Operating
                                    Officer

Anthony Welch            31         Director, Senior Vice President of Research
                                    and Development

James L.  DeSalle        53         Acting Chief Financial Officer

James K. Howson          57         Chairman, Chief Executive Officer

Russell Watson           50         Director

John Raycraft            52         Director

         All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. The officers and directors will devote such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and/or directors of the Company.

Family Relationships

         There are no family relationships between or among the executive officers and directors of the Company.

Business Experience

         Barbara S. Will, age 46, currently serves as Director, President and COO. She has served as a Director, President and COO since March 1998. She previously served as Chairman between March 1998 to June 1999. Ms. Will has over twenty (20) years of experience in all areas of telecommunications, both domestic and international. Prior to joining IPVC, from 1984 to 1997, Ms. Will was in a senior capacity with MCI and was responsible for signing some of the largest contracts with a carrier/reseller in MCI's history. Her vast industry experience includes international and international private line; International 800; data; DSO, DSI, DSC, OC3; dedicated in and outbound; One-Plus; calling and debit cards; Operator Assistance; Internet; Enhanced Services; and Enhanced Network. During her time at MCI, she received numerous awards for her outstanding performance. Ms. Will attended Colorado State University and graduated in 1972 with a B.A.
degree in Communications and Business Administration.

         Anthony K. Welch, age 31, current serves as a Director and the Senior Vice-President. He has served as a Director and Senior Vice President since March, 1998 and as Senior Vice President of Research and Development since August 1999. Anthony Welch is the original designer of the MultiCom, AuditRite, and TrueConnect platforms and has served as Special Consultant to various telecommunications organizations. From 1997 to 1998, Mr. Welch was involved in the formation of the Company and the development of the MultiCom Business Management Software. From 1991 to 1997, Mr. Welch served as Special Consultant and Project Design Leader for such organizations as Nation's Bank CS Headquarters, Frito-Lay Worldwide Headquarters, NEC America Mobile Radio/Cellular/Pager Division Headquarters, and Southwestern Bell Mobile (Cellular/Pager) Systems Headquarters. Mr. Welch has received numerous awards and recognition for his work in Artificial Intelligence - both in Military and Academic circles - and has applied this experience to creating technology solutions that are both intelligent and flexible. The technology behind the MultiCom system has received recognition from several telecom trade magazines ("Computer Telephony" and "Telephony" magazines). Mr. Welch obtained first place in the International Science competition for Artificial Intelligence at the age of 17. Mr. Welch attended the University of Mississippi and was the first freshman in the history of the college to be admitted into the artificial intelligence Ph.D. Program.

     James L. DeSalle, age 53, currently serves as Acting Chief Financial Officer. He has served as Acting Chief Financial Officer since October 29, 1999. Since March 1999, Mr. DeSalle has been a consultant to IIP. From 1997 to March 1999, he was a self employed as a consultant. From 1988 to 1997, Mr. DeSalle was employed by Phico Group, initially serving as the Controller and then as Vice President and Treasurer of Phico Services Co. Mr. DeSalle received a B.S degree in Accounting from LaSalle University, Philadelphia, Pennsylvania in 1968. He is licensed as a Certified Public Accountant in Pennsylvania.

     James K. Howson, age 57, currently serves as Chairman and Chief Executive Officer. He has served as Chairman since June1999 and as Chief Executive Officer since September 1999. Mr. Howson is an entrepreneur and has been an investor for thirty (30) years in small businesses and start-up companies in Europe, Latin American and the United States. From 1991 to 1996, Mr. Howson was an investor in and consultant to Mid-America Venture Capital Partners, Inc., a privately held company that provided seed capital to promising young businesses. Mr. Howson was also an investor in Environmental Systems, Inc. located in Lancaster, Pennsylvania. Mr. Howson attended Roan College in London England in 1959.

     Russell Watson, age 50, currently serves as a Director. He has served as a Director since September, 1999. Currently, Mr. Watson is the Business Manager for Behrwood Capital Service, Inc., an investment management company which he joined in 1998. Also, he is the Vice President of Operations for Venison America, Inc., a meat processor and distributor which he joined in 1998. From 1994 to 1998, Mr. Watson was Operations Manager for Mid-Atlantic Snack, Inc., a snack food distributor. Mr. Watson owned and operated a snack food marketing business from 1993 to 1994. From 1974 to 1993, Mr. Watson was CFO and Operations Manager for Weyerhauser Company, Hardwood Division. Mr. Watson received a B.S. degree from Indiana University of Pennsylvania in 1971.

     John Raycraft, age 52, currently serves as a Director. He has served as a Director since July, 1999. Mr. Raycraft is Chief Executive Officer and a director of First American Health Concepts, Inc., an optical insurance company which he joined in 1991. From 1981 to 1991, Mr.Raycraft was associated with California Vision Services Plan and AVP Vision Plan. Mr. Raycraft received a B.S. degree in Economics from the California State University in Sacremento in 1972.

Item 6.                    Executive Compensation


Name and           Year     Annual      Annual    Annual    LT       LT         LTIP          All
Post                        Comp        Comp      Comp      Comp     Comp       Payouts       Other
                            Salary      Bonus     Other     Rest     Options                   (1)
                                        ($)                 Stock
-----------------------------------------------------------------------------------------------------
Barbara            1997     $   -0-     $ -0-                                                 $-0-
S. Will,           1998     $48,000     $ -0-                                                 $-0-
Director,          1999     $51,996     $ -0-                                                 $-0-
President and
COO
-----------------------------------------------------------------------------------------------------
Anthony            1997     $   -0-     $ -0-                                                 $-0-
K. Welch,          1998     $48,000     $ -0-                                                 $-0-
Director and       1999     $51,996     $ -0-                                                 $-0-
Senior Vice-
President of
Research and
Development
-----------------------------------------------------------------------------------------------------
Peter M.           1997     $   -0-     $ -0-                                                 $-0-
Stazzone,          1998     $   -0-     $ -0-                                                 $-0-
Director,          1999     $ 3,834     $ -0-                                                 $-0-
Secretary,
Treasurer and
Chief Financial
Officer and
President of INS (3)
------------------------------------------------------------------------------------------------------
James K.           1997                           $   -0-                                     $-0-
Howson,            1998                           $35,000                                     $-0-
Chairman and       1999                           $   -0-                                     $-0-
Chief                                                (2)
Executive
Officer
------------------------------------------------------------------------------------------------------
Michael            1997     $   -0-                                                           $-0-
McKim, Vice        1998     $44,076                                                           $-0-
President of       1999     $39,583                                                           $-0-
Research and
Development
(3)
------------------------------------------------------------------------------------------------------

(1) All other compensation includes certain health and life insurance benefits paid by the Company on behalf of its employee.

(2) Mr. Howson was a consultant to the Company prior to becoming the Chief Executive Officer in June 1999.

(3) Mr. Stazzone was terminated on October 29, 1999. Mr. DeSalle, who replaced Mr. Stazzone, is retained as the Acting Chief Financial Officer on a consulting basis and has received no compensation to date. Mr. McKim resigned in September 1999.

Employee Contracts and Agreements

     In April 1998, the Company entered into an employment agreement with Barbara S. Will, the Company's President and COO for a term of three (3) years at a salary of $150,000 per year. Ms. Will received 3,000,000 shares of the Company's Common Stock at the time of the share exchange agreement between the Company and IPVCDE. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In April 1998, the Company entered into an employment agreement with Anthony K. Welch, the Company's Senior Vice President of Research and Development for a term of three (3) years at a salary of $150,000 per year. Mr. Welch received 3,000,000 shares of the Company's Common Stock at the time of the share exchange agreement between the Company and IPVCDE in consideration of all of his rights, title and interest in the Company's proprietary software. See
Part I, Item 7. "Certain Relationships and Related  Transactions";  and Part II,
Item 4. "Recent Sales of Unregistered Securities."

     In April 1999, the Company entered into an employment/compensation agreement with Peter M. Stazzone, the President of INS and Chief Financial Officer, Treasurer an Secretary of the Company for term of three (3) years at a base annual salary of $140,000 commencing August 1999. Pursuant to the Employment Agreement, Mr. Stazzone received 200,000 shares of the Company's Restricted Common Stock, a stock bonus of 100,000 shares of the Restricted Common Stock deemed earned on the date of the Share Exchange Agreement, but to be delivered on the earlier of (i) the first anniversary date or (ii) Mr. Stazzone's termination and options to purchase an additional 200,000 shares of the restricted Common Stock of the Company exercisable for a period of three (3) years at an exercise price of $1.00 per share. The Company voted to unwind the INS transaction ab initio, to rescind the issuances made under the acquisition and the employment agreements and to terminate Mr. Stazzone's employment. See
Part I, Item 7. "Certain Relationships and Related  Transactions";  and Part II,
Item 4. "Recent Sales of Unregistered Securities."

Key Man Life Insurance

         The Company does not have nor does it intend to apply for Key Man Life Insurance.

Employee and Consultants Stock Purchase and Stock Option Plans

         There is currently no employee or consultant stock purchase or stock option plan in place, although the Company plans to adopt such plans and to submit such plans to the shareholders within a twelve (12) month period.

Compensation of Directors

         The Company has no standard arrangements for compensating the Directors of the Company for their attendance at meetings of the Board of Directors.

Item 7.    Certain Relationships and Related Transactions

         In November 1997, prior to its acquisition by the Company, IPVCDE entered into a consulting agreement with Condor, whereby Condor agreed to provide certain sales, marketing and public relations services in exchange for 600,000 shares of IPVCDE's unrestricted Common Stock to be issued upon listing of IPVCDE's stock on the OTC Bulletin Board. Such shares were never issued and the agreement was amended in July 1998 deleting the issuance of such shares. The consulting agreement was modified in July 1998 to 500,000 shares of the restricted Common Stock of the Company. The term of the Agreement was for a period of six (6) years and is still in effect. James K. Howson, the Company's Chairman and CEO, serves as the Chairman and CEO of Condor and he is the beneficial owner of Condor.

         During 1997, the Company incurred certain organizational expenses totalling $14,000 which were paid for by a company under common control. The balance owed to this related party at December 31, 1997 was paid in full during 1998.

         In March 1998, the Company's predecessor, Nova, entered into a share exchange agreement with IPVCDE and its shareholders whereby Nova issued 9,000,000 shares of its restricted Common Stock valued at $9,000 to IPVCDE's shareholders for all of the outstanding capital stock of IPVCDE, which then became a wholly-owned subsidiary of Nova. In connection with the agreement, the Company entered into employment agreements with Barbara Will, its current Director, Chief Operating Officer and President and with Anthony Welch, designer of the Company's proprietary software, who currently serves as the Senior Vice-President of Research and Development. As part of the exchange, Ms. Will, Mr. Welch and Condor each received 3,000,000 shares of the Company's restricted common stock. Mr. Howson, the Company's Chairman and Chief Executive Officer, is the beneficial owner of Condor. For such offering, the Company relied upon

Section 4(2) of the Act, Rule 506, Section 11-51-308(1)(j) of the Colorado Code,
Section 7309(b)(9) of the Delaware Code and Section 90.530(17) of the Nevada code. The Company relied on no state exemption for the issuance to Condor, which is a Bahamian corporation. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In July 1998, the Company entered into a consulting agreement with Calpe, to provide public relations consulting services valued at $85,000 to the Company in exchange for 850,000 shares of the Company's unrestricted Common Stock, of which 200,000 shares were given to ICG pursuant to its consulting contract (as more fully described herein) and 23,000 shares were given to CI pursuant to its consulting contract (as more fully described herein). In consideration of its 627,000 shares, Calpe agreed to forego commissions equal to $62,700 from IPVC product sales. The term of the Agreement was for a period of three (3) years and is still in effect. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504. No state exemption was necessary for the Calpe shares, as Calpe is a Bahamian corporation. However, the Company relied upon Section 10-5-9(13) of the Georgia Code for the ICG shares and Section 14-4-140 of the Arizona Code for the CI shares. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In July, 1998, the Company entered into a consulting agreement with ICG to provide financial public relations and direct marketing advertising and consulting services to the Company. For such services, the Company agreed to pay ICG $75,000 over the term of the Agreement and to issue 200,000 shares of the unrestricted Common Stock of the Company, and to grant warrants to purchase 100,000 shares of the restricted Common Stock of the Company exercisable for a period of two (2) years at an exercise price of $2.00 per share. Such warrants have piggy-back registration rights. Such issuance of shares were valued at $20,000, while the warrants were valued at $0. IPVC has a right of first refusal to buy back any shares proposed to be sold by ICG to any third party. Of the 850,000 shares of its unrestricted Common Stock issued to Calpe, 200,000 shares were given to ICG pursuant to its contract. The contract term was for a period of six (6) months and has since terminated. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504. The Company relied upon
Section 10-5-9(13) of the Georgia Code for the issuance of ICG shares. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In July 1998, the Company entered into a consulting agreement with CI to provide public and investor relations consulting services to the Company in exchange for 23,000 shares of the Company's unrestricted Common Stock. The Agreement was for a term of three (3) months and terminated automatically in November 1998. Of the 850,000 shares of its unrestricted Common Stock issued to Calpe, 23,000 shares were given to CI pursuant to its contract. The Company relied upon Section 3(b) of the Act and Rule 504. The Company relied upon
Section 14-4-140 of the Arizona Code for the issuance of CI shares. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

     In July 1998, the Company entered into an agreement with Armstrong wherein the Company granted Armstrong the non-exclusive right to market, advertise and sell the Company's domestic and international calling services. As payment for these services, IPVC issued Armstrong warrants to purchase 50,000 shares of the Company's Common Stock exercisable at a price of $0.75 per share or, at the option of IPVC, for a total sum of $37,500 as well as commissions on sales of the Company's products and services. The term of the agreement is for a period of three (3) years. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In September 1998, the Company entered into a consulting agreement for a term of six (6) months with First Capital, to provide financial consulting services to the Company. In the event that First Capital was successful in securing debt or equity financing for the Company, First Capital would be granted warrants to purchase 125,000 shares of the restricted Common Stock of the Company exercisable for a period of three (3) years at an exercise price of $1.00 per share. Such warrants would have piggy-back registration rights.

     In October 1998, the Company entered into a consulting agreement with IIP, memorializing an oral agreement made in July 1998, to provide financial, consulting and advisory services valued at $35,000 in exchange for the issuance of 350,000 shares, of which 243,760 are unrestricted Common Stock of the Company and 106,240 are restricted Common Stock of the Company, the grant of warrants to purchase an additional 1,600,000 shares of the unrestricted Common Stock of the Company exercisable without time limitation at an exercise price of $0.06 per share, the grant of warrants to purchase an additional 350,000 shares of the restricted Common Stock of the Company exercisable without time limitation at an exercise price of $3.90 per share and in consideration of $100 the grant of warrants to purchase an 5% of the restricted Common Stock of the Company on a fully-diluted basis at a price of $1.00 per share. IIP exercised its warrant to purchase 1,600,000 shares in April 1999 at an exercise price of $26,000. The Agreement is for a period of three (3) years and is still in effect. The Company must also pay a monthly fee of $4,000 the first year, $6,000 the second year and $8,000 the third year. For the unrestricted shares and warrants to purchase unrestricted shares, the Company relied upon Section 3(b) of the Act and Rule
504. For the restricted shares and warrants to purchase restricted shares, the Company relied upon Section 4(2) of the Act and Rule 506. No state exemption was necessary, as IIP is an Irish corporation. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In October, 1998, the Company entered into a consulting agreement with Inside.com to provide media relations services and consulting advice to the Company valued at $41,250 in exchange for the issuance of 275,000 shares of the unrestricted Common Stock of the Company and the grant of warrants to purchase an additional 155,000 shares of the unrestricted Common Stock of the Company exercisable for a period of one (1) year at a price of $0.645 per share. Inside.com exercised its warrant to purchase 155,000 shares in April 1999 at an exercise price of $100,000. The Agreement is for a term of one (1) year and is still in effect. For such issuance, the Company relied upon Section 3(b) of the Act and Rule 504 and Section 517.061(11) of the Florida Code. See Part II, Item
4. "Recent Sales of Unregistered Securities."

     At December 31, 1998, the Company owed Ms. Will $34,268 for reimbursement of expenses paid on behalf of the Company of which $6,338 remained outstanding on June 30, 1999. During the year ended December 31, 1998, the Company owed two of its shareholders, Condor and IIP, $20,564 for consulting services performed on behalf of the Company of which $14,912 remained outstanding on June 30, 1999. Total consulting fees incurred to these shareholders during the year ended

December 31, 1998 amounted to $31,096 and for the six month period ended June 30, 1999 amounted to $41,824. During 1998, additional consulting fees of $35,000 were paid to Mr. Howson and $25,000 in professional fees were paid to ICG, a shareholder in the Company. There were no outstanding amounts owed respective to these fees as of December 31, 1998. For the six month period ended June 30, 1999 additional consulting fees of $35,693 were paid to Mr. Howson and professional fees in the amount of $-0- were paid to ICG. During the year ended December 31, 1998, IIP advanced funds totally $24,750 for payment of general operating expenses of which $-0- remained outstanding on June 30, 1999.

     During the period ended December 31, 1998, one of the shareholder's who received a portion of the Company's Redeemable Convertible Preferred Stock at the acquisition of INS paid consulting fees in the amount of $5,000 on behalf of INS. This amount was outstanding at December 31, 1998 and was paid in March 1999.

     In March 1999, the Company entered into a consulting agreement with BPN to provide financial public relations consulting services to the Company for which the Company agreed to pay $40,000 for the first month, and $30,000 for the second and third months, with subsequent months to be agreed upon, each of which is payable in unrestricted shares of the Company's Common Stock the number of which is determined by dividing the monthly payment by $1.00. The contract term was through September 1999 and has expired without renewal. In exchange for services rendered by BPN, the Company issued 100,000 shares of its unrestricted Common Stock valued at $106,200 to Joyce Research Group, of which BPN is a division. For the fourth, fifth and sixth months of the contract, the Company granted Joyce Research Group options to purchase 150,000 shares of the Company's restricted Common Stock at an exercise price equal to 60%, 65% and 70% of the market price respectively. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504 and Florida Code Section 517.061(11). See Part II,
Item 4. "Recent Sales of Unregistered Securities."

     In April 1999, the Company entered into a share exchange agreement with INS whereby the Company exchanged 250,000 shares of its Redeemable Convertible Preferred stock valued at $500,000 for all of the outstanding capital stock of INS. Such Redeemable Convertible Preferred stock contains 1 for 1 conversion rights after one (1) year and is redeemable at $2.00 per share. The President of INS, Peter M. Stazzone, remained with the Company as the President of the subsidiary. At the time of the exchange Mr. Stazzone became Secretary, Treasurer and Chief Financial Officer of the Company under an employment agreement. Also at the time of the exchange, Mr. Stazzone received 50,000 shares of the Redeemable Convertible Preferred Stock of the Company. Pursuant to the Employment Agreement, Mr. Stazzone received 200,000 shares of the Company's Restricted Common Stock, a stock bonus of 100,000 shares of the Restricted Common Stock deemed earned on the date of the Share Exchange Agreement, but to be delivered on the earlier of (i) the first anniversary date or (ii) Mr. Stazzone's termination and options to purchase an additional 200,000 shares of the restricted Common Stock of the Company exercisable for a period of three (3) years at an exercise price of $1.00 per share. It was represented that INS had acquired certain assets, including the rights to INS' name, from the Bankruptcy Court in the Chapter 11 filing of Telsave. Mr. Stazzone was the Chief Financial Officer of Telsave at the time the bankruptcy was filed and the Bankruptcy Court was provided with disclosure of his involvement with INS prior to the Court's approval of the sale of certain Telsave assets to INS. In June 1998, Mr.
Stazzone was loaned $50,000 by INS, which loan bears no interest and has no stated repayment terms. At the time of the acquistion of INS, the Company believed that it was acquiring the rights to the CIC Code. The purchase price was based in part upon an appraisal of the value of the CIC Code which is loaded in approximately 60% of the domestic market. However, during the course of the audit, it was discovered that clear title may not have passed to INS and subsequently the Company. Therefore, the Board resolved that, in the event clear title had not passed to the Company, it would be in the best interest of the shareholders to unwind the transaction. The Company sought a legal opinion on the status of such title and just prior to filing this Form 10SB discovered that there was no clear link between the ownership of the CIC Code and INS. Therefore the Company voted to unwind the transaction ab initio, to rescind the issuances made under the acquisition and the employment agreements and to terminate Mr. Stazzone's employment. For such offering, the Company relied upon Section 4(2) of the Act and Rule 506, Section 14-4-126(f) of the Arizona Code and Section 90.530(11) of the Nevada Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In April 1999, the Company entered into a marketing agreement with Benae to market the Company's telephony services and to register a minimum of one hundred
(100) customers in the thirty (30) cities in which IPVC plans to offer telephony services within twelve(12) months in exchange for 200,000 shares of the unrestricted Common Stock of the Company valued at $206,200. The shares are to be returned to the Company if the minimum is not met. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504 and Section 90.530(11) of the Nevada Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In April, 1999, the Company entered into a marketing and advertising agreement with NG to provide marketing services to a minimum of 75,000 customers in thirty (30) cities designated by IPVC within a twelve (12) month period in exchange for 100,000 shares of the restricted Common Stock of the Company valued at $103,100, which shares must be returned if NG fails to deliver a minimum of eight (8) cities for a total of 75,000 customers before December 31, 1999. In addition, NG may earn performance bonuses of: 50,000 restricted shares if eight
(8) cities are delivered within ninety (90) days of execution; 50,000 restricted shares if fifteen (15) cities are delivered within one hundred fifty (150) days; and 10,000 restricted shares for each additional city thereafter before December 31, 1999 up to 30 cities. Further, NG will be granted warrants to purchase warrants to purchase 30,000 shares of the Company's restricted Common Stock exercisable for a period of two (2) years at an exercise price of $2.50 per share for every block of 5,000 pre-registered customers up to 75,000 pre-registered customers in a twelve (12) month period. For such offering, the Company relied upon Section 4(2) of the Act and Rule 506 and Section 14-4-126(F) of the Arizona Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."



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


Item 8.  Description of Securities

Description of Capital Stock

         The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, $.001 par value per share and 10,000,000 shares of Preferred Stock (including both Senior Convertible Preferred and Preferred shares), $.001 par value per share. As of September 30, 1999, the Company had 16,618,998 shares of its Common Stock outstanding, 1,150 shares of its Senior Convertible Preferred and 250,000 of its Redeemable Convertible Preferred Stock outstanding. The Company voted to unwind the INS transaction ab initio, to rescind the issuances made under the acquisition and the employment agreements and to terminate Mr. Stazzone's employment. Consequently, on the date hereof, of the 16,618,998 shares of Common Stock outstanding, 300,000 shares issued to Mr. Stazzone are to be rescinded and all of the Redeemable Convertible Preferred Shares will be canceled.

Description of Common Stock

     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the Preferred shares. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable.

Dividend Policy

     Holders of shares of Common Stock are entitled to share pro rata in dividends and distribution with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefore, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred shares, if any, have been met. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

Description of the Preferred Shares

Senior Convertible Preferred

     The Senior Convertible Preferred shares are without dividends and contain a conversion feature providing that, in the event of a default in payment on the Notes issued pursuant to the February 1, 1999 offering which is not reasonably cured, all outstanding Senior Convertible Preferred shares shall be converted


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



into Common Stock of the Company in an amount of shares which shall, immediately after issuance, equal 51% of the issued and outstanding shares, warrants and options of the Common Stock of the Company. Upon default, the Company also agrees to promptly call a special stockholder meeting in order to provide the stockholders with the opportunity to elect a majority of the Board from the Noteholders' group. All Senior Convertible Preferred shares are redeemable at no cost to the Company at the time that each Note is fully paid.

Redeemable Preferred Stock

     Shares of Redeemable Preferred Stock were issued in connection with the INS acquisition. Each share is convertible on or after April 7, 2000 (one (1) year from the date of the INS acquisition) to one (1) share of the Company's common stock or, at the option of the holder, redeemable at a redemption price of $2.00 per share. The Company voted to unwind the INS transaction ab initio, to rescind the issuances made under the acquisition and the employment agreements and to terminate Mr. Stazzone's employment. Consequently, on the date hereof, of the 16,618,998 shares of Common Stock outstanding, 300,000 shares issued to Mr. Stazzone are to be rescinded and all of the Redeemable Convertible Preferred Shares will be canceled.



Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Company's Common and Preferred Stock is Interwest Transfer Co., Inc. which is located at 1981 E. Murray Holladay Road, Suite 100, Salt Lake City, UT 84117, telephone (801) 272-9294, facsimile (801) 277-3147.


                                    PART II.

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

a)   Market Information.

     The Common Stock of the Company currently is quoted on the OTC Bulletin Board under the symbol "IPVC" and has been since July 1998. The high, low and average bid information for each quarter since July 1998 to the present are as follows:

Quarter                   High Bid         Low Bid        Average Bid

Third Quarter 1998        1.17              .55             .86
Fourth Quarter 1998        .56              .10             .24
First Quarter 1999        1.38              .19             .95
Second Quarter 1999       7.50              .75            3.13
Third Quarter 1999        3.06             1.50            2.17

     Please note that over-the-counter market quotations have been provided herein. The quotations reflect inter-dealer prices, without retail markup, mark-down or commission and may not represent actual transactions.

(b)  Holders.

     As of September 30, 1999 the Company had 78 shareholders of record of its 16,618,998 outstanding shares of Common Stock, 9,529,429 of which are restricted Rule 144 shares and 7,089,569 of which are free-trading. As of the date hereof, the Company has outstanding options to purchase 2,562,500 shares of Common Stock. Of the Rule 144 shares, 5,856,523 shares have been held by affiliates of the Company for more than one (1) year. The Company voted to unwind the INS transaction ab initio, to rescind the issuances made under the acquisition and the employment agreements and to terminate Mr. Stazzone's employment. Consequently, on the date hereof, of the 16,618,998 shares of Common Stock outstanding, 300,000 shares issued to Mr. Stazzone are to be rescinded and all of the Redeemable Convertible Preferred Shares will be canceled.

(c)  Dividends.

     The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

Item 2.    Legal Proceedings

     No legal proceedings have been initiated either by or against the Company to date.

Item 3.    Changes in and Disagreements with Accountants

     The Company has used the firm of Durland & Company, CPA's since inception. Their address is 340 Royal Palm Way, Suite 201, Palm Beach, Florida 33480. There has been no change in the Company's independent accountant during the period commencing with the Company's retention of Durland & Company, CPA's through the date hereof.

Item 4.    Recent Sales of Unregistered Securities

     The Company relied upon Section 4(2) of the Act and Rule 506 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering, (ii) there were no more than thirty-five (35) investors (excluding "accredited investors"), (iii) each investor who was not an accredited investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any


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



sale that such purchaser comes within this description, (iv) the offers and sales were made in compliance with Rules 501 and 502, (v) the securities were subject to Rule 144 limitations on resale and (vi) each of the parties was a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of the due diligence conducted by the purchaser or available to the purchaser prior to the transaction.

     The Company relied upon Section 3(b) of the Act and Rule 504 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based on the following: (i) the aggregate offering price of the offering of the shares of Common Stock and warrants did not exceed $1,000,000, less the aggregate offering price for all securities sold with the twelve months before the start of and during the offering of shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact that the Company had not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Act of 1934, as amended,
(b) and an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or (c) a development stage company that either had no specific business plan or purpose or had indicated that its business plan was to engage in a merger or acquisition with an unidentified company or companies or other entity or person.

     The Company relied upon Florida Code Section 517.061(11) for several Rule 504 or Rule 506 transactions. In each instance, such reliance is based on the following: (i) sales of the shares of Common Stock were not made to more than thirty-five (35) persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of the Company or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under Section 517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In the regard, the Company supplied such information and was available for such questioning (the "Florida Exemption").

     The Company relied upon Nevada Code Section 90.530(11) for several Rule 504 or Rule 506 transactions. In each instance, the following transactions are exempt from NRS 90.460 and 90.560, except as otherwise provided in such subsection. A transaction pursuant to an offer to sell securities of an issuer if: (a) the transaction is part of an issue in which there are no more than twenty-five (25) purchasers in Nevada, other than those designated in subsection 10, during any twelve (12) consecutive months; (b) no general solicitation or general advertising is used in connection with the offer to sell or sale of the securities; (c) no commission or other similar compensation is paid or given, directly or indirectly, to a person, other than a broker-dealer licensed or not required to be licensed under such chapter, for soliciting a prospective purchaser in Nevada; and (d) one of the following conditions is satisfied: (1) the seller reasonably believes that all the purchasers in Nevada, other than those designated in subsection 10, are purchasing for investment; or (2) immediately before and immediately after the transaction, the issuer reasonably believes that the securities of the issuer are held by 50 or fewer beneficial owners, other than those designated in subsection 10, and the transaction is part of an aggregate offering that does not exceed $500,000 during any twelve
(12) consecutive months. The administrator may by rule or order as to a security or transaction or a type of security or transaction, withdraw or further condition the exemption set forth in such subsection or waive one or more of the conditions of the exemption. (the "Nevada Exemption").

     The Company relied upon Geogia Code Section 10-5-9(13) for several transactions. In each instance such reliance is based on the following: (i) the number of Georgia purchasers did not exceed fifteen (15); (ii) the securities were  not  offered  for  sale  by  means  of  any  form  of  general  or  public
solicitations   or   advertisements;   (iii)  a  legend  was  placed   upon  the
certificates; and (iv) each purchaser represented that he purchased for investment. (the "Georgia Exemption").

     In February 1997, prior to its acquisition of IPVCDE, the Company sold 1,400,000 shares of its unrestricted Common Stock to sixty-nine (69) individuals for $14,000. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504 and the Florida Exemption, Section 4[5/4](G) of the Illinois Code, the Nevada Exemption, Section 78 A-17(9) of the North Carolina Code, Section 48-2-103(b)(4) of the Tennessee Code and Section 5[581-5]I(c) of the Texas Code. No state exemption was necessary for the sales made to Bahamian, Canadian or French investors. A Form D was filed with the Securities and Exchange Commission ("SEC").

     For purposes of Section 4[5/4] of the Illinois code, the facts upon which the Company relied are: (i) sales had an aggregate sales price of not more than $1,000,000; (ii) no general advertising was used; and (iii) no commission, discount or other remuneration exceeded 20% of the sales price. Although a report was required by the Rule, none was filed. The failure to file a report does not affect the availability of the exemption.

     For purposes of Section 78 A-17(9) of the North Carolina code, the facts upon which the Company relied are: (i) the offer was directed to not more than twenty-five (25) persons in North Carolina; (ii) the Company believed that all buyers in North Carolina purchased for investment; (iii) no commission, discount, finder's fee or other similar remuneration was paid for soliciting any prospective purchaser in North Carolina; (iv) the disclosure document used in this offering contained a North Carolina legend; and (v) no form of general solicitation or general advertising was used. Although a filing with the State was required by the Rule, no filing was made.

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



     For purposes of Section 48-2-103(b)(4) of the Tennessee code, the facts upon which the Company relied are: (i) the number of purchasers in Tennessee did not exceed fifteen (15); (ii) the securities were not offered by means of publicly disseminated advertisements or sales literature; and (iii) all purchasers represented that they purchased for investment.

     For purposes of Section 5[581-5]I(c) of the Texas code, the facts upon which the Company relied are: (i) sales were made to not more than fifteen (15) persons in Texas; and (ii) purchasers represented that they purchased for investment.

     In March 1998, the Company's predecessor, Nova, entered into a share exchange agreement with IPVCDE and its shareholders whereby Nova issued 9,000,000 shares of its restricted Common Stock valued at $9,000 to IPVCDE's shareholders for all of the outstanding capital stock of IPVCDE, which then became a wholly-owned subsidiary of Nova. In connection with the agreement, the Company entered into employment agreements with Barbara Will, its current Director, Chief Operating Officer and President and with Anthony Welch, designer of the Company's proprietary software, who currently serves as the Senior Vice-President of Research and Development. As part of the exchange, Ms. Will, Mr. Welch and Condor each received 3,000,000 shares of the Company's restricted common stock. Mr. Howson, the Company's Chairman and Chief Executive Officer, is the beneficial owner of Condor. For such offering, the Company relied upon
Section 4(2) of the Act, Rule 506, Section 11-51-308(1)(j) of the Colorado Code,
Section 7309(b)(9) of the Delaware Code and Section 90.530(17) of the Nevada code. The Company relied on no state exemption for the issuance to Condor, which is a Bahamian corporation. A Form D was filed with the SEC.

     For purposes of Section 11-51-308(1)(j) of the Colorado Code, the facts upon which the Company relied are: (i) the offering was directed to not more than twenty (20) persons in Colorado; (ii) the securities were sold to not more than ten (10) buyers in Colorado; (iii) all purchasers represented that they purchased for investment; (iv) no commission or other remuneration was paid or given for soliciting any prospective buyer in Colorado.

     For purposes of Section 7309(b)(9) of the Delaware code, the facts upon which the Company relied are: (i) the securities were offered to not more than twenty-five (25) persons in Delaware; and (ii) all purchasers represented that they were purchasing for investment.

     For purposes of Section 90.530(17) of the Nevada code, the facts upon which the Company relied are: (i) the transaction was pursuant to a merger, consolidation, exchange of securities, sale of assets or other reorganization;
and (ii) the securities which were distributed were not required to be registered under the Act. Although a filing was required, none was made.

     In April 1998, the Company sold 154,000 shares of its unrestricted Common Stock to five (5) investors for $154,000. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504 and the Florida Exemption and Section 359(f)(2)(d) of the New York Code. No state exemption was necessary for the shares sold to a United Kingdom corporation. A Form D was filed with the SEC.

     The facts upon which the Company relied upon for purposes of Section 359(f)(2)(d) of the New York Code are: (i) the securities were sold in a limited offering to not more than forty (40) persons. Although a filing was required, none was made.

     In July 1998, the Company sold 53,333 shares of its unrestricted Common Stock to one (1) investor for $40,000. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504 and the Florida Exemption. A Form D was filed with the SEC.

     In July 1998, the Company entered into a consulting agreement with Calpe, to provide public relations consulting services valued at $85,000 to the Company in exchange for 850,000 shares of the Company's unrestricted Common Stock, of which 200,000 shares were given to ICG pursuant to its consulting contract (as more fully described herein) and 23,000 shares were given to CI pursuant to its consulting contract (as more fully described herein). In consideration of its 627,000 shares, Calpe agreed to forego commissions equal to $62,700 from IPVC product sales. The term of the Agreement was for a period of three (3) years and is still in effect. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504. No state exemption was necessary for the Calpe shares, as Calpe is a Bahamian corporation. However, the Company relied upon the Georgia Exemption for the ICG shares and Section 14-4-140 of the Arizona Code for the CI shares. A Form D was filed with the SEC.

     The facts upon which the Company relied upon for purposes of Section 14-4-140 of the Arizona Code are: (i) offers by the issuer were made only by the Company's employees, officers and directors who were not retained for the primary purpose of making offers; (ii) the sale of securities did not exceed $1,000,000; (iii) the Company was not a development stage company with no specific business plan or a development stage company that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; (iv) offers specified that they would be made only to accredited investors and sales were made only to accredited investors; (v) a legend was placed on all offering documents; and
(vi) the issuer, any of its predecessors, affiliates, directors, officers, beneficial owners of ten (10) percent or more of any class of its equity securities did not fall within the disqualification provisions. Although a filing and the placement of a legend on the certificates was required by the Rule, neither were done.

     In July, 1998, the Company entered into a consulting agreement with ICG to provide financial public relations and direct marketing advertising and consulting services to the Company. For such services, the Company agreed to pay ICG $75,000 over the term of the Agreement and to issue 200,000 shares of the unrestricted Common Stock of the Company, and to grant warrants to purchase 100,000 shares of the restricted Common Stock of the Company exercisable for a period of two (2) years at an exercise price of $2.00 per share. Such warrants have piggy-back registration rights. Such issuance of shares were valued at $20,000, while the warrants were valued at $0. IPVC has a right of first refusal to buy back any shares proposed to be sold by ICG to any third party. Of the 850,000 shares of its unrestricted Common Stock issued to Calpe, 200,000 shares were given to ICG pursuant to its contract. The contract term was for a period of six (6) months and has since terminated. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504. The Company relied upon the Georgia Exemption for the issuance of ICG shares. A Form D was filed with the SEC.

     In July 1998, the Company entered into a consulting agreement with CI to provide public and investor relations consulting services to the Company in exchange for 23,000 shares of the Company's unrestricted Common Stock. The Agreement was for a term of three (3) months and terminated automatically in November 1998. Of the 850,000 shares of its unrestricted Common Stock issued to Calpe, 23,000 shares were given to CI pursuant to its contract. The Company relied upon Section 3(b) of the Act and Rule 504. The Company relied upon
Section 14-4-140 of the Arizona Code for the issuance of CI shares. A Form D was filed with the SEC.

     The facts upon which the Company relied upon for the purposes of Section 14-4-140 of the Arizona Code are: (i) offers by the issuer were made only by the Company's employees, officers and directors who were not retained for the primary purpose of making offers; (ii) the sale of securities did not exceed $1,000,000; (iii) the Company was not a development stage company with no specific business plan or a development stage company that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; (iv) offers specified that they would be made only to accredited investors and sales were made only to accredited investors; (v) a legend was placed on all offering documents; and
(vi) the issuer, any of its predecessors, affiliates, directors, officers, beneficial owners of ten (10) percent or more of any class of its equity securities did not fall within the disqualification provisions. Although a filing and the placement of a legend on the certificates was required by the Rule, neither were done.

     In July 1998, the Company entered into an agreement with Armstrong wherein the Company granted Armstrong the non-exclusive right to market, advertise and sell the Company's domestic and international calling services. As payment for these services, IPVC issued Armstrong warrants to purchase 50,000 shares of the Company's Common Stock exercisable at a price of $0.75 per share or, at the option of IPVC, for a total sum of $37,500 as well as commissions on sales of the Company's products and services. The term of the agreement is for a period of three (3) years. For such offering, the Company relied upon Section 4(2) of Act and Rule 506 and the Florida Exemption. A Form D was filed with the SEC.

     In September 1998, the Company sold 20,000 shares of its unrestricted Common Stock to one (1) investor for $10,000. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504 and the Florida Exemption. A Form D was filed with the SEC.

     In September 1998, the Company sold 100,000 shares of its unrestricted Common Stock to one (1) investor for $25,000. For such offering, he Company relied upon Section 3(b) of the Act and Rule 504 and Section 49:3-50(b)(9) of the New Jersey Code. A Form D was filed with the SEC.

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     The facts  upon  which the  Company  relied  upon for  purposes  of Section
49:3-50(b)(9) of the New Jersey Code are: (i) sales were made to not more than ten (10) persons in New Jersey; (ii) all purchasers represented that they purchased for investment; (iii) no commission or other remuneration was paid or given for soliciting any prospective buyer in New Jersey; and (iv) the securities were not offered or sold by general solicitation or any general advertisement.

     In September 1998, the Company sold 80,000 shares of its unrestricted Common Stock to one (1) investor for $15,000. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504 and the Florida Exemption. A Form D was filed with the SEC.

     In September 1998, the Company issued 100,000 shares of its unrestricted common stock in exchange for legal services valued at $10,000. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 and the Florida Exemption. A Form D was filed with the SEC.

     In October 1998, the Company entered into a consulting agreement with IIP, memorializing an oral agreement made in July 1998, to provide financial, consulting and advisory services valued at $35,000 in exchange for the issuance of 350,000 shares, of which 243,760 are unrestricted Common Stock of the Company and 106,240 are restricted Common Stock of the Company, the grant of warrants to purchase an additional 1,600,000 shares of the unrestricted Common Stock of the Company exercisable without time limitation at an exercise price of $0.06 per share, the grant of warrants to purchase an additional 350,000 shares of the restricted Common Stock of the Company exercisable without time limitation at an exercise price of $3.90 per share and in consideration of $100 the grant of warrants to purchase an 5% of the restricted Common Stock of the Company on a fully-diluted basis at a price of $1.00 per share. IIP exercised its warrant to purchase 1,600,000 shares in April 1999 at an exercise price of $26,000. The Agreement is for a period of three (3) years and is still in effect. The Company must also pay a monthly fee of $4,000 the first year, $6,000 the second year and $8,000 the third year. For the unrestricted shares and warrants to purchase unrestricted shares, the Company relied upon Section 3(b) of the Act and Rule
504. For the restricted shares and warrants to purchase restricted shares, the Company relied upon Section 4(2) of the Act and Rule 506. No state exemption was necessary, as IIP is an Irish corporation. A Form D was filed with the SEC.

     In October, 1998, the Company entered into a consulting agreement with Inside.com to provide media relations services and consulting advice to the Company valued at $41,250 in exchange for the issuance of 275,000 shares of the unrestricted Common Stock of the Company and the grant of warrants to purchase an additional 155,000 shares of the unrestricted Common Stock of the Company exercisable for a period of one (1) year at a price of $0.645 per share. Inside.com exercised its warrant to purchase 155,000 shares in April 1999 at an exercise price of $100,000. The Agreement is for a term of one (1) year and is still in effect. For such issuance, the Company relied upon Section 3(b) of the Act and Rule 504 and the Florida Exemption. A Form D was filed with the SEC.

     From December 1998 through January 1999, the Company sold 896,665 shares of its unrestricted Common Stock to eight (8) investors for $134,500. For such


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offering,  the  Company  relied  upon  Section  3(b) of the Act and Rule 504 and
Section 11-51-308(1)(j) of the Colorado Code, the Florida Exemption and Section 49:3-50(b)(9) of the New Jersey Code. No state exemption was required for two
(2) Bahamian investors. A Form D was filed with the SEC.

     For purposes of Section 11-51-308(1)(j) of the Colorado Code, the facts upon which the Company relied are: (i) the offering was directed to not more than twenty (20) persons in Colorado; (ii) the securities were sold to not more than ten (10) buyers in Colorado; (iii) all purchasers represented that they purchased for investment; (iv) no commission or other remuneration was paid or given for soliciting any prospective buyer in Colorado.

     For purposes of Section 11-51-308(1)(j) of the New Jersey Code, the facts upon which the Company relied are: (i) sales were made to not more than ten (10) persons in New Jersey; (ii) all purchasers represented that they purchased for investment; (iii) no commission or other remuneration was paid or given for soliciting any prospective buyer in New Jersey; and (iv) the securities were not offered or sold by general solicitation or any general advertisement.

     From February 1999 through May 1999, the Company sold forty-six (46) units to twenty-four (24) investors for $1,150,000. Each unit consisted of: (i) a note payable in two (2) years with an option for the Company to extend it for an additional two (2) years in the principal amount of $24,900 bearing interest at 9% per annum payable quarterly in cash or, at the option of the Company, in unrestricted shares of the Company's Common Stock; (ii) a warrant to purchase 18,750 shares of the Company's restricted Common Stock exercisable during the period in which the note is outstanding at an exercise price equal to 125% of the average closing price of the stock for the thirty (30) trading days immediately prior to February 1, 1999, which warrants contain piggy-back registration rights; and (iii) twenty-five (25) of the Company's Senior
Convertible Preferred shares. In the event of a default in repayment of the notes, all outstanding Senior Convertible Preferred shares shall be converted into Common Stock of the Company in an amount which will equal 51% of the issued and outstanding shares, warrants and options of the Company. For such offering, the Company relied upon Section 4(2) of the Act and Rule 506 and Section 14-4-126(f) of the Arizona Code, Section 25102(f) of the California Code, the Florida Exemption, Section 130.293 of the Illinois Code, Section 191-50.14(502) of the Iowa Code, Section 451.803.7 of the Michigan Code, Section 359(f)(2)(d) of the New York Code and Section 70P.S.1-211 of the Pennsylvania Code. A Form D was filed with the SEC.

     For purposes of Section 14-4-126(f) of the Arizona Code, the facts upon which the Company relied are: (i) Units were sold to less than thirty-five (35) persons; (ii) each purchaser who was not an accredited investor either alone or with purchaser representative had such knowledge and experience in financial and business matters sufficient to evaluate the merits and risks of the prospective investment; (iii) the bad boy provisions of the rule apply to neither the Company nor its predecessors or affiliates; and (iv) neither the issuer nor any person acting on its behalf offered or sold the securities by any form of general solicitation or general advertising. Although a filing was required by the Rule, none was made.


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



     For purposes of Section 25102(f) of the California Code, the facts upon which the Company relied are: (i) units were sold to not more than thirty-five
(35) persons, including persons not in California; (ii) all purchasers had a preexisting relationship with the offeror or its officers, directors or by reason of business or financial experience or by reason of their professional advisors had the capacity to protect their own interests; (iii) each purchaser represented that they were purchasing for their own account and with a view to or for sale in connection with any distribution; and (iv) the offer and sale were not accomplished by the publication of any advertisement. Although the Rule required the filing of notice, none was filed. Failure to file notice did not affect the applicability of the exemption.

     In both Illinois and Iowa, the Company failed to file notice, as required by the Rules of those states.

     For purposes of Section 451.803.7 of the Michigan Code, the facts upon which the Company relied are: (i) no commissions were paid or given to any person for soliciting any prospective purchaser in Michigan unless such person was appropriately registered in Michigan as a broker-dealer, agent, finder or investment adviser; (ii) no bad boy provisions set forth in the Rule were applicable; and (iii) in all sales to nonaccredited investors, the Company believed either (a) the investment was suitable for the purchaser; (b) the purchaser had sufficient knowledge and experience in financial and business matters sufficient to evaluate the merits and risks of the prospective investment. Although a filing was required by the Rule, no filing was made.

     For purposes of Section 359(f)(2)(d) of the New York Code, the facts upon which the Company relied are: (i) the securities were sold in a limited offering to not more than forty (40) persons. Although a filing was required, none was made.

     In Pennsylvania, the Company relied upon the National Securities Markets Improvement Act of 1996 ("NSMIA"), which pre-empted states' ability to regulate the sale of federally covered securities. Although the NSMIA preserved the rights of states to require a notice filing and although Pennsylvania requires such filing, none was made.

     In March and April 1999, the Company sold 875,000 shares of its unrestricted Common Stock to one (1) investor for $350,000. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504. No state exemption was required, as the investor was a Bahamian corporation. A Form D was filed was filed with the SEC.

     In March 1999, the Company entered into a consulting agreement with BPN to provide financial public relations consulting services to the Company for which the Company agreed to pay $40,000 for the first month, and $30,000 for the second and third months, with subsequent months to be agreed upon, each of which is payable in unrestricted shares of the Company's Common Stock the number of which is determined by dividing the monthly payment by $1.00. The contract term was through September 1999 and has expired without renewal. In exchange for services rendered by BPN, the Company issued 100,000 shares of its unrestricted


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


Common Stock valued at $106,200 to Joyce Research Group, of which BPN is a division. For the fourth, fifth and sixth months of the contract, the Company granted Joyce Research Group options to purchase 150,000 shares of the Company's restricted Common Stock at an exercise price equal to 60%, 65% and 70% of the market price respectively. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504 and the Florida Exemption. A Form D was filed with the SEC.

     In April 1999, the Company entered into a share exchange agreement with INS whereby the Company exchanged 250,000 shares of its Redeemable Convertible Preferred stock valued at $500,000 for all of the outstanding capital stock of INS. Such Redeemable Convertible Preferred stock contains 1 for 1 conversion rights after one (1) year and is redeemable at $2.00 per share. The President of INS, Peter M. Stazzone, remained with the Company as the President of the subsidiary. At the time of the exchange Mr. Stazzone became Secretary, Treasurer and Chief Financial Officer of the Company under an employment agreement. Also at the time of the exchange, Mr. Stazzone received 50,000 shares of the Redeemable Convertible Preferred Stock of the Company. Pursuant to the Employment Agreement, Mr. Stazzone received 200,000 shares of the Company's Restricted Common Stock, a stock bonus of 100,000 shares of the Restricted Common Stock deemed earned on the date of the Share Exchange Agreement, but to be delivered on the earlier of (i) the first anniversary date or (ii) Mr. Stazzone's termination and options to purchase an additional 200,000 shares of the restricted Common Stock of the Company exercisable for a period of three (3) years at an exercise price of $1.00 per share. It was represented that INS had acquired certain assets, including the rights to INS' name, from the Bankruptcy Court in the Chapter 11 filing of Telsave. Mr. Stazzone was the Chief Financial Officer of Telsave at the time the bankruptcy was filed and the Bankruptcy Court was provided with disclosure of his involvement with INS prior to the Court's approval of the sale of certain Telsave assets to INS. In June 1998, Mr.
Stazzone was loaned $50,000 by INS, which loan bears no interest and has no stated repayment terms. At the time of the acquistion of INS, the Company believed that it was acquiring the rights to the CIC Code. The purchase price was based in part upon an appraisal of the value of the CIC Code which is loaded in approximately 60% of the domestic market. However, during the course of the audit, it was discovered that clear title may not have passed to INS and subsequently the Company. Therefore, the Board resolved that, in the event clear title had not passed to the Company, it would be in the best interest of the shareholders to unwind the transaction. The Company sought a legal opinion on the status of such title and just prior to filing this Form 10SB discovered that there was no clear link between the ownership of the CIC Code and INS. Therefore the Company voted to unwind the transaction ab initio, to rescind the issuances made under the acquisition and the employment agreements and to terminate Mr. Stazzone's employment. For such offering, the Company relied upon Section 4(2) of the Act and Rule 506, Section 14-4-126(f) of the Arizona Code and Section 90.530(11) of the Nevada Code. A Form D was filed with the SEC.

     For purposes of Section 14-4-126(f) of the Arizona Code, the facts upon which the Company relied are: (i) units were sold to less than thirty-five (35) persons; (ii) each purchaser who was not an accredited investor either alone or with purchaser representative had such knowledge and experience in financial and business matters sufficient to evaluate the merits and risks of the prospective

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investment;  (iii)  the bad boy  provisions  of the rule  apply to  neither  the
Company nor its predecessors or affiliates; and (iv) neither the issuer nor any person acting on its behalf offered or sold the securities by any form of general solicitation or general advertising. Although a filing was required by the Rule, none was made.

     In April 1999, the Company entered into a marketing agreement with Benae to market the Company's telephony services and to register a minimum of one hundred
(100) customers in the thirty (30) cities in which IPVC plans to offer telephony services within twelve(12) months in exchange for 200,000 shares of the unrestricted Common Stock of the Company valued at $206,200. The shares are to be returned to the Company if the minimum is not met. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504 and the Nevada Exemption. A Form D was filed with the SEC.

     In April, 1999, the Company entered into a marketing and advertising agreement with NG to provide marketing services to a minimum of 75,000 customers in thirty (30) cities designated by IPVC within a twelve (12) month period in exchange for 100,000 shares of the restricted Common Stock of the Company valued at $103,100, which shares must be returned if NG fails to deliver a minimum of eight (8) cities for a total of 75,000 customers before December 31, 1999. In addition, NG may earn performance bonuses of: 50,000 restricted shares if eight
(8) cities are delivered within ninety (90) days of execution; 50,000 restricted shares if fifteen (15) cities are delivered within one hundred fifty (150) days; and 10,000 restricted shares for each additional city thereafter before December 31, 1999 up to 30 cities. Further, NG will be granted warrants to purchase warrants to purchase 30,000 shares of the Company's restricted Common Stock exercisable for a period of two (2) years at an exercise price of $2.50 per share for every block of 5,000 pre-registered customers up to 75,000 pre-registered customers in a twelve (12) month period. For such offering, the Company relied upon Section 4(2) of the Act and Rule 506 and Section 14-4-126(f) of the Arizona Code. A Form D was filed with the SEC.

     For purposes of Section 14-4-126(f) of the Arizona code, the facts upon which the Company relied are: (i) Units were sold to less than thirty-five (35) persons; (ii) each purchaser who was not an accredited investor either alone or with purchaser representative had such knowledge and experience in financial and business matters sufficient to evaluate the merits and risks of the prospective investment; (iii) the bad boy provisions of the rule apply to neither the Company nor its predecessors or affiliates; and (iv) neither the issuer nor any person acting on its behalf offered or sold the securities by any form of general solicitation or general advertising. Although a filing was required by the Rule, none was made.

     In September 1999, the Company issued 100,000 shares of its unrestricted Common Stock in exchange for legal services valued at $10,000. The shares were issued pursuant to an obligation incurred in 1998. The Company relied upon
Section 3(b) of the Act, Rule 504 and the Florida Exemption. A Form D was filed with the SEC.




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Item 5.   Indemnification of Directors and Officers

     The Company's Articles of Incorporation provide that: no director of this Corporation shall have personal liability to the Corporation or any of its stockholders for monetary damages for breach of any duty as a director or officers involving any act or omission of any such director or officer. The foregoing provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of the law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transactions from which the director derived an improper personal benefit. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

     The Company's Bylaws provide that no Officer or Director shall be personally liable for any obligations for the Corporation or for any duties or obligations arising out of any acts or conduct of said Officer or Director performed for or on behalf of the Corporation. The Corporation shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any time hereafter as a Director or Officer of the Corporation from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of any action alleged to have heretofore or hereafter taken or omitted to have been taken by him as such Director or Officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability, including power to defend such persons from all suits or claims as provided for under the provisions of the Nevada Revised Statutes.. The rights accruing to any person under the foregoing provisions of this section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the Corporation to indemnify or reimburse such person in any proper case, event though not specifically herein provided for. The Corporation, it's Directors, Officers, employees and agents shall be fully protected in taking any action or making any payment, or in refusing so to do in reliance upon the advice of counsel.

     The Nevada Revised Statutes ("NRS") provide that: (1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order settlement, conviction or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the


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corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful and (2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitles to indemnify for such expenses as the court deems proper.

     To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     The statutes also provide that any discretionary  indemnification under NRS
78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (1) by the stockholders; (2) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
(3) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (4) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     The articles of incorporation, the bylaws or an arrangement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsequent do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

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     The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (1) does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled
under  the  articles  of  incorporation  or  any  bylaw,   agreement,   vote  of
stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action and (2) continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

     PART F/S

         The Financial Statements of the Company required by Regulation S-X commence on page F-1 hereof.

                          IPVoice Communications, Inc.

                        (A Development Stage Enterprise)

                          Audited Financial Statements

                    For the Year Ended December 31, 1998 and
             from February 19, 1997 (Inception) through December 31, 1997

                          INDEX TO FINANCIAL STATEMENTS


Independent Auditors' Report............................................F-2

Consolidated Balance Sheets.............................................F-3

Consolidated Statements of Operations...................................F-4

Consolidated Statements of Changes in Stockholders' Deficiency..........F-5

Consolidated Statements of Cash Flows...................................F-6

Notes to Consolidated Financial Statements..............................F-7

                          INDEPENDENT AUDITORS' REPORT


TO:      The Board of Directors
         IPVoice Communications, Inc.
         (A Development Stage Enterprise)
         Denver, Colorado

We have audited the accompanying consolidated balance sheets of IPVoice Communications, Inc., a development stage enterprise, (the "Company") as of December 31, 1998 and 1997 and the related consolidated statements of operations, changes in stockholders' deficiency and cash flows for the year ended December 31, 1998 and from February 19, 1997(Inception) through December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997 and the results of their operations and their cash flows for the year ended December 31, 1998 and from February 19, 1997 (Inception) through December 31, 1997, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has experienced an operating loss since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Durland & Company
---------------------------
Durland & Company, CPAs, P.A.

Palm Beach,  Florida
August 20, 1999
except for Note 6
as to which the date is
October 28, 1999


                          IPVoice Communications, Inc.
                        (A Development Stage Enterprise)
                           Consolidated Balance Sheet



                                                                  December 31,       December 31,
                                                                      1998               1997
                                                                ----------------- -------------------
                             ASSETS
CURRENT ASSETS
  Cash                                                          $             908 $          1,745.00
  Inventory                                                               152,980                   0
                                                                ----------------- -------------------

          Total current assets                                            153,888               1,745
                                                                ----------------- -------------------

PROPERTY AND EQUIPMENT
     Computer equipment                                                    30,953                   0
     Office machines and equipment                                         11,015                   0
                                                                ----------------- -------------------
                                                                           41,968                   0
        Less accumulated depreciation                                      (4,343)                  0
                                                                ----------------- -------------------

          Total property and equipment                                     37,625                   0
                                                                ----------------- -------------------

Total Assets                                                    $         191,513 $             1,745
                                                                ================= ===================

            LIABILITIES AND SHAREHOLDER'S DEFICIENCY
CURRENT LIABILITIES
   Accounts payable
      Trade                                                     $         191,817 $                 0
      Officer                                                              34,268                   0
      Related party                                                             0              14,000
      Shareholder                                                          20,564                   0
   Accrued payroll taxes                                                   35,730                   0
   Advances from shareholder                                               24,750                   0
                                                                ----------------- -------------------

          Total current liabilities                                           307,129          14,000
                                                                ----------------- -------------------

Total Liabilities                                                         307,129              14,000
                                                                ----------------- -------------------

STOCKHOLDERS' DEFICIENCY
  Preferred stock, $0.001 par value, authorized 10,000,000
shares; 0 issued and  outstanding at December 31, 1998 and
1997                                                                            0                   0
  Common stock, $0.001 par value, authorized
     50,000,000 shares; 12,578,999 and 10,400,000
     issued and outstanding at December 31, 1998
     and 1997, respectively                                                12,579              10,400
  Additional paid-in capital                                              465,171              12,600
  Stock subscription receivable                                           (62,700)            (12,274)
  Deficit accumulated during the development stage                       (530,666)            (22,981)
                                                                ----------------- -------------------

          Total stockholders' deficiency                                 (115,616)            (12,255)
                                                                ----------------- -------------------

Total Liabilities and  Stockholders' Deficiency                 $         191,513 $             1,745
                                                                ================= ===================

     The accompanying notes are an integral part of the financial statements


                          IPVoice Communications, Inc.
                        (A Development Stage Enterprise)
                      Consolidated Statements of Operations


                                                                          Period from
                                                                         February 19,
                                                                             1997
                                                                          (Inception)
                                                      Year Ended            through
                                                     December 31,        December 31,           Cumulative
                                                         1998                1997             from Inception

                                                 --------------------- ----------------- ------------------------
REVENUES                                         $              41,254 $               0 $                 41,254
                                                 --------------------- ----------------- ------------------------
OPERATING EXPENSES
   Consulting fees - related party               $              45,000 $           9,000 $                 54,000
   Depreciation                                                  4,343                 0                    4,343
   General and administrative                                  275,709                 0                  275,709
   Organization expense - related party                              0            14,000                   14,000
   Professional fees - related party                            46,096                 0                   46,096
   Salaries
     Officers                                                  140,076                 0                  140,076
     Other                                                      37,715                 0                   37,715
                                                 --------------------- ----------------- ------------------------

   Total operating expenses                                    548,939            23,000                  571,939
                                                 --------------------- ----------------- ------------------------

INTEREST INCOME                                                      0                19                       19
                                                 --------------------- ----------------- ------------------------

Net loss                                         $            (507,685)$         (22,981)$               (530,666)
                                                 ===================== ================= ========================

Loss per weighted average common share           $               (0.04)$          (0.001)
                                                 ===================== ================= ========================

Number of weighted average common shares
outstanding                                                 11,620,451       10,192,405
                                                 ===================== ================= ========================














     The accompanying notes are an integral part of the financial statements


                          IPVoice Communications, Inc.
                        (A Development Stage Enterprise)
         Consolidated Statements of Changes in Stockholders' Deficiency




                                                                                                      Deficit
                                                                                                    Accumulated
                                                                      Additional       Stock        During the          Total
                                             Number of     Common      Paid-in     Subscription     Development     Stockholders'
                                               Shares      Stock       Capital      Receivable         Stage          Deficiency
                                            ------------ ---------- -------------- ------------- ----------------- ----------------
BEGINNING BALANCE,
February 19, 1997 (Inception)                          0 $        0 $            0 $           0 $               0 $              0

  2/97 - founder's services ($0.001/sh.)       9,000,000      9,000              0             0                 0            9,000
  3/97 - cash ($0.01/sh.)                      1,400,000      1,400         12,600       (12,274)                0            1,726

Net loss                                               0          0              0             0           (22,981)         (22,981)
                                            ------------ ---------- -------------- ------------- ----------------- ----------------

BALANCE, December 31, 1997                    10,400,000     10,400         12,600       (12,274)          (22,981)         (12,255)

  3/19 - donated - related party
   ($0.001/sh.)                               (9,000,000)    (9,000)         9,000             0                 0                0
  3/19 - issued for acquisition
   ($0.001/sh.)                                9,000,000      9,000         (9,000)            0                 0                0
  3/20 - cash paid for stock subscription              0          0              0        12,274                 0           12,274
  2nd quarter - cash ($1.00/sh.)                 144,000        144        143,856             0                 0          144,000
  3rd quarter - cash ($1.00/sh.)                  10,000         10          9,990             0                 0           10,000
  3rd quarter - cash ($0.75/sh.)                  53,333         53         39,947             0                 0           40,000
  3rd quarter - cash ($0.50/sh.)                  20,000         20          9,980             0                 0           10,000
  3rd quarter - cash ($0.25/sh.)                 100,000        100         24,900             0                 0           25,000
  3rd quarter - cash ($0.10/sh.)                 627,000        627         62,073       (62,700)                0                0
  3rd quarter - services ($0.10/sh.)             473,000        473         46,827             0                 0           47,300
  4th quarter - cash ($0.15/sh.)                 396,666        397         56,103             0                 0           59,500
  4th quarter - services ($0.15/sh.)             275,000        275         40,975             0                 0           41,250
  4th quarter - cash ($0.19/sh.)                  80,000         80         14,920             0                 0           15,000

Net loss                                               0          0              0             0          (507,685)        (507,685)
                                            ------------ ---------- -------------- ------------- ----------------- ----------------

BALANCE, December 31, 1998                    12,578,999 $   12,579 $      465,171 $     (62,700)$        (530,666)$       (115,616)
                                            ============ ========== ============== ============= ================= ================







     The accompanying notes are an integral part of the financial statements

                          IPVoice Communications, Inc.
                        (A Development Stage Enterprise)
                      Consolidated Statements of Cash Flows


                                                                                        Period from
                                                                                        February 19,
                                                                                           1997
                                                                                        (Inception)
                                                                           Year Ended    through
                                                                        December 31,   December 31,    Cumulative from
                                                                            1998           1997           Inception
                                                                       -------------- -------------- --------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss                                                             $     (507,685)$      (22,981)$           (530,666)
  Adjustments to reconcile net loss to net cash used by
      operating activities:
         Stock issued in exchange for services - related party                 88,550          9,000               97,550
         Depreciation                                                           4,343              0                4,343
  Changes in operating assets and liabilities
         Increase in inventory                                               (152,980)             0             (152,980)
         Increase in accounts payable - trade                                 191,817              0              191,817
         Increase in accounts payable - officer                                34,268              0               34,268
         Increase (decrease) in accounts payable - related party              (14,000)        14,000                    0
         Increase in accounts payable - shareholder                            20,564              0               20,564
         Increase in accrued payroll taxes                                     35,730              0               35,730
                                                                       -------------- -------------- --------------------

Net cash (used) provided by operating activities                             (299,393)            19             (299,374)
                                                                       -------------- -------------- --------------------

CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                          (41,968)             0              (41,968)
                                                                       -------------- -------------- --------------------

Net cash used by investing activities                                         (41,968)             0              (41,968)
                                                                       -------------- -------------- --------------------

CASH FLOW FROM FINANCING ACTIVITIES :
Advance from shareholder                                                       24,750              0               24,750
Common stock issued for cash                                                  303,500          1,726              305,226
Proceeds from stock subscription receivable                                    12,274              0               12,274
                                                                       -------------- -------------- --------------------

Net cash provided by financing activities                                     340,524          1,726              342,250
                                                                       -------------- -------------- --------------------

Net increase (decrease) in cash and equivalents                                  (837)         1,745                  908

CASH and equivalents, beginning of period                                       1,745              0                    0
                                                                       -------------- -------------- --------------------

CASH and equivalents, end of period                                    $          908 $        1,745 $                908
                                                                       ============== ============== ====================

NON-CASH FINANCING ACTIVITIES:
  Stock subscription receivable                                        $      (62,700)$      (12,274)$            (74,974)
                                                                       ============== ============== ====================

  Donated capital - related party                                      $        9,000 $            0 $              9,000
                                                                       ============== ============== ====================


The accompanying notes are an integral part of the financial statements

                          IPVoice Communications, Inc.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Principles
       The  Company  IPVoice   Communications,   Inc.,  is  a  Nevada  chartered
         development stage corporation which conducts business from its headquarters in Castle Rock, Colorado. The Company was incorporated on February 19, 1997 as Nova Enterprises, Inc., and changed its name to IPVoice Communications, Inc. in March 1998.

         The Company is principally involved in the internet telephony industry. Current activities include software and hardware development, raising additional equity, and negotiating with potential key personnel and facilities.

         The Company is in the development stage and is acquiring the necessary operating assets and is beginning its proposed business. While the Company is developing tools necessary to enter the internet telephony market, there is no assurance that any benefit will result from such activities. The Company will receive limited operating revenues and will continue to incur expenses during its development, possibly in excess of revenue.

         The following summarize the more significant accounting and reporting policies and practices of the Company:

         a) Use of estimates The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition, and revenues and expenses for the year then ended. Actual results may differ significantly from those estimates.

         b) Significant acquisition In March 1998, IPVoice Communications, Inc., a Nevada corporation, acquired 100% of the issued and outstanding shares of the common stock of IPVoice Communications, Inc., a Delaware corporation, in a reverse merger, which was accounted for as a reorganization of the Delaware company.

         c) Principles of consolidation The consolidated financial statements include the accounts of IPVoice Communications, Inc. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated.

         d) Net loss per share Basic loss per weighted average common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

         e) Stock compensation for services rendered The Company issues shares of common stock in exchange for services rendered. The costs of the services are valued according to generally accepted accounting principles and have been charged to operations.

                          IPVoice Communications, Inc.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Principles (Continued)

         f) Inventory Inventory consists mainly of computer parts to be used in the assembly of units to be sold to customers, or utilized by the Company in its operations. Once the assembly is complete, the respective computer part costs are charged to operations or reclassified to property and equipment based on the nature of the transaction. Inventory is valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

         g) Property and equipment All property and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges which do not increase the useful lives of the assets are charged to operations as incurred.

(2) Stockholders' Equity The Company has authorized 50,000,000 shares of $0.001 par value common stock and 10,000,000 shares of $0.001 par value preferred stock. The Company had 12,578,999 and 10,400,000 shares of common stock issued and outstanding at December 31, 1998 and 1997, respectively. In February 1997, the Company issued 9,000,000 shares to its founder for services rendered to the Company valued at $9,000 (See
         Note 1e). In March 1997, the Company completed a Regulation D Rule 504 Placement for 1,400,000 shares in exchange for $14,000 cash.

         In March 1998, a majority shareholder donated 9,000,000 shares of common stock to the Company. 9,000,000 shares were simultaneously issued for the acquisition of IPVoice Communications, Inc., a Delaware corporation (Note (1)(b)). During the second quarter of 1998, the Company issued 144,000 shares of common stock for $144,000 in cash. The Company issued 473,000 shares of common stock for services rendered, valued at the current market rate of $47,300, during the third quarter of 1998. Also during the third quarter, the Company issued 183,333 shares of common stock for $85,000 in cash, and 627,000 shares of common stock for a subscription receivable of $62,700. In the fourth quarter of 1998, the Company issued 275,000 shares of common stock for services rendered, valued at the current market rate of $41,250. In the same quarter, 476,666 shares of common stock were issued for $121,800 in cash.

(3) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry-forwards for income tax purposes of approximately $442,116, which expire beginning December 31, 2117.

                          IPVoice Communications, Inc.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements

(3) Income Taxes (Continued)

         The amount recorded as a deferred tax asset, cumulative as of December 31, 1998, is $66,317, which represents the amount of tax benefits of the loss carry-forwards. The Company has established a valuation allowance for this deferred tax asset of $66,317, as the Company has no history of profitable operations.

(4)      Going  Concern  As shown  in the  accompanying  consolidated  financial statements, the Company has incurred, from February 19, 1997 (Inception) through December 31, 1998, a total net loss of $530,666. The ability of the Company to continue as a going concern is dependent upon increasing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking financing to allow it to begin its planned operations.

(5) Related Parties During 1997, the Company incurred certain organization expenses totaling $14,000, which were paid for by a company under common control. The balance owed to this related party at December 31, 1997, which was paid in full during 1998, is presented in Accounts payable - related party.

         At December 31, 1998, the Company owed one of its officers $34,268 for reimbursement of expenses paid on behalf of the Company. This amount is represented in Accounts payable - officer.

         During the year ended December 31, 1998, the Company owed two of its shareholders $20,564 for consulting services performed on behalf of the Company. This amount is represented in Accounts payable - shareholder. Total consulting fees incurred to these shareholders during the year amounted to $31,096.

         During 1998, additional consulting fees of $35,000 were paid to an officer and $25,000 in professional fees were paid to a shareholder of the Company. There were no outstanding amounts owed respective to these fees as of December 31, 1998.

         During the year ended December 31, 1998, one of the Company's shareholders advanced funds totaling $24,750 for payment of general operating expenses. This amount is presented in Advance from shareholder.

(6) Subsequent Events - Significant Acquisition On April 7, 1999, the Company acquired all of the issued and outstanding common stock of SatLink 3000, Inc., d/b/a Independent Network Services, a Nevada Corporation (INS). The Company issued 250,000 shares of redeemable convertible preferred shares. Each share is convertible, on or after one year after Closing, into one share of the Company's common stock or, at the shareholder's option, redeemable by the Company at a price of $2 per share, giving a total valuation of $500,000 to this transaction.

                          IPVoice Communications, Inc.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements

(6) Subsequent Events - Significant Acquisition (Continued)

         The acquisition was accounted for as a purchase. Substantially all of the purchase price was assigned to intangibles, including state certifications, state and Federal tariffs and loaded carrier identification codes, and cash.

         The above agreement was subject to the Company entering into agreements with the President and Chief Executive Officer of SatLink 3000, Inc., including, but not limited to, an employment agreement, consulting agreement, compensation agreement, stock operation agreement, and stock grant agreement. The Employment/Compensation Agreement provides compensation to this individual as Director and Chief Financial Officer of the Company. In addition, certain stock incentives are provided. Certain of these are recognized in the amount of $318,600 as of April 7, 1999.

         During the course of the audit of the SatLink 3000, Inc. December 31, 1998 financial statements, certain information was disclosed to the Company. Based on this information, the Board of Directors elected, on October 29, 1999, to rescind the acquisition transaction and nullify the above-mentioned agreements with the President and Chief Executive Officer of SatLink 3000, Inc. These transactions are being treated as if they never occurred, except for the assumption of an office space lease. The annually renewable lease obligation commences August 1999, with monthly payments of $3,862.

         Change of Corporate Name On May 24, 1999, the Company formally changed its name to IPVoice.com, Inc.

         Private Offering During the second quarter of 1999, the Company raised $1,150,000 through the issuance of forty-six investment units in the amount of $25,000. Each unit consisted of a two year note in the principal amount of $24,900, with interest payable quarterly at 9% per annum; a warrant for 18,750 shares of stock of the Company; and twenty-five senior convertible preferred shares.

         Management anticipates the net proceeds, less initial expenses payable, will be applied to the business of the Company to provide working capital.


                        INDEX TO THE FINANCIAL STATEMENTS
Balance Sheets for the six months ended
June 30, 1999 and 1998 (unaudited)                                F-12

Statements of Operations for the six months ended
June 30, 1999 and 1998 (unaudited)                                F-13

Statement of Stockholder's Equity for the six
months ended June 30, 1999 (unaudited)                            F-14

Statements of Cash Flows for the six months
ended June 30, 1999 and 1998 (unaudited)                          F-15

Footnotes to the Financial Statements                             F-16


                                IPVoice.com, Inc.
                        (A Development Stage Enterprise)
                                 Balance Sheets
                         June 30, 1998 and June 30, 1999


                                                                      June 30,                  June 30,
                          ASSETS                                       1999                         1998
                                                                   (Unaudited)               (Unaudited)
                                                                 -------------               ------------
CURRENT ASSETS
         Cash                                                   $    1,069,856                   $22,932
         Accounts Receivable,                                            4,370                    28,686
         Inventory                                                     168,771                    36,030
                                                                 -------------               -----------
         Total Current Assets                                        1,242,997                    87,648
                                                                 -------------               -----------

FIXED ASSETS
         Computer Equipment                                             37,677                    17,132
         Office machines and equipment                                  20,438                     8,983
                                                                --------------               -----------
                                                                        58,115                    26,115
              Less: accumulated depreciation                           (9,203)                     (990)
                                                                --------------               -----------
                 Total Property and Equipment                           48,912                    25,125
                                                                --------------               -----------

         Total Assets                                            $   1,291,909               $   112,773
                                                                   ===========                 =========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
         Accounts Payable
                  Trade                                          $      90,353                $   34,307
                  Officer                                                6,338                     1,335
                  Shareholder                                           14,912                     7,344
         Accrued interest-shareholders                                  11,547
                                                                --------------               -----------
Total Current Liabilities                                              123,150                    42,986
                                                                --------------               -----------

Long-Term Liabilities
             Notes payables-shareholders                             1,145,400
                                                                --------------               -----------
Total Liabilities                                                    1,268,550                    42,986

STOCKHOLDERS' EQUITY
Preferred stock,  $0.001 par value,
authorized  10,000,000 shares;  1,150 and 0
shares issued and outstanding at
June 30, 1999 and 1998, respectively                                         1

Common stock, $0.001 par value, authorized 50,000,000
Shares, 16,202,758 and 10,544,000 issued and outstanding
At June 30, 1999 and 1998, respectively                                 16,203                    10,544
Additionally paid in capital                                         1,516,710                   156,456
Stock subscription receivable                                        (177,700)
Deficit accumulated during the development stage                   (1,331,855)                    (97,213)
                                                                --------------               ------------
         Total Stockholders' Equity                                    23,359                      69,787
                                                                --------------               ------------

Total Liabilities and Stockholders' Equity                        $1 ,291,909               $     112,773
                                                                   ===========               ============


                   The accompanying notes are an integral part
                     of the condensed financial statements


                                IPVoice.com, Inc.
                        (A Development Stage Enterprise)
                      Statements of Operations (Unaudited)



                                                              June 30,              June 30,
                                                                1999                  1998
                                                             -------------      -------------
Revenues

Sales                                                        $                  $      40,384

Cost of sales                                                          -                    -


      Gross Profit                                                     -               40,384

Expenses

Consulting fees-related party                                     35,693               21,944
Depreciation and amortization                                      4,860                  990
General and administrative                                       120,209               33,298
Professional fees-related party                                  457,324               17,032
Salaries
       Officers                                                  147,329               36,116
       Other                                                      30,613                5,236
                                                              ----------

       Total Operating Expenses                                  796,028              114,616
                                                               ---------

Loss from Operations                                            (796,028)             (74,232)

Other Expense-Interest                                           (11,547)                   -
Other Income-Interest                                              6,386                    -

Net Loss                                                     $  (801,189)       $     (74,232)
                                                             ===========

Basic loss per weighted average common share                 $      (0.05)      $       (0.01)
                                                             ============

Basic number of weighted average common shares outstanding     14,762,758           10,436,000




                 The accompanying notes are an integral part of
                       the condensed financial statements

                                IPVoice.com, Inc.
                        (A Development Stage Enterprise)
           Consolidated Statements of Changes in Stockholders' Equity



                                                                                                         Deficit
                                    Perferred   Common                                                  Accumulated
                                      Stock      Stock                       Additional       Stock      During the        Total
                                   Number of  Number of Perferred  Common    Paid-in      Subscription  Development   Stockholders'
                                     Shares     Shares    Stock     Stock    Capital       Receivable      Stage          Equity
                                    -------- ----------- -------- ---------  ---------- -------------- -------------- --------------
BALANCE, December 31, 1997                 0  10,400,000 $        $ 10,400   $  12,600  $   (12,274)   $    (22,981)  $     (12,255)

  3/19 - donated -                         0  (9,000,000)      0    (9,000)      9,000            0               0              0
related party ($0.001/sh.)
  3/19 - issued for                        0   9,000,000       0     9,000      (9,000)           0               0              0
acquisition ($0.001/sh.)
  3/20 - cash                              0           0       0         0           0       12,274               0         12,274
 2nd quarter - cash ($1.00/sh.)            0     144,000       0       144     143,856            0               0        144,000
 3rd quarter - cash ($1.00/sh.)            0      10,000       0        10       9,990            0               0         10,000
 3rd quarter - cash ($0.75/sh.)            0      53,333       0        53      39,947            0               0         40,000
 3rd quarter - cash ($0.50/sh.)            0      20,000       0        20       9,980            0               0         10,000
 3rd quarter - cash ($0.25/sh.)            0     100,000       0       100      24,900            0               0         25,000
 3rd quarter - cash ($0.10/sh.)            0     627,000       0       627      62,073      (62,700)              0              0
 3rd quarter - services ($0.10/sh.)        0     473,000       0       473      46,827            0               0         47,300
 4th quarter - cash ($0.15/sh.)            0     396,666       0       397      56,103            0               0         59,500
 4th quarter - services ($0.15/sh.)        0     275,000       0       275      40,975            0               0         41,250
 4th quarter - cash ($0.19/sh.)            0      80,000       0        80      14,920            0               0         15,000
Net loss                                   0           0       0         0          0             0        (507,685)      (507,685)
                                     ------- ----------- ------- ---------- ----------- ------------ --------------- --------------

BALANCE, December 31, 1998                 0  12,578,999       0    12,579     465,171      (62,700)       (530,666)      (115,616)
                                     ------- ----------- ------- ---------- ----------- ------------ --------------- --------------
 1st quarter-cash ($.15-.40/sh)            0     687,499       0       687     149,313            0               0        150,000
 1st quarter-stock issued for services     0     193,760       0       194     120,070            0               0        120,264
 1st quarter-subscription receivable       0     437,500       0       438     174,562     (175,000)              0              0
 2nd quarter-cash ($.06-.65/sh)            0   2,005,000       0     2,005     293,995            0               0        296,000
 2nd quarter-received from subscription    0           0       0         0           0       60,000               0         60,000
 2nd quarter-stock issued for services     0     300,000       0       300     309,000            0               0        309,300
 Issuance of Preferred Stock           1,150           0       1         0       4,599            0               0          4,600

Net loss                                   -           -       0         0           0            0        (801,189)      (801,189)
                                     ------- ----------- ------- ---------- ----------- ------------ --------------- --------------
BALANCE, June 30, 1999                 1,150  16,202,758 $     1 $  16,203  $ 1,516,710 $  (177,700) $    (1,331,855)$       23,359
(Unaudited)
                                     ======= =========== ======= ========== =========== ============ =============== ==============


                  The accompanying notes are an integral part of
                       the condensed financial statements


                                IPVoice.com, Inc.
                        (A Development Stage Enterprise)
                      Statements of Cash Flows (Unaudited)


                                                                                 June 30,       June 30,
                                                                                   1999           1998
                                                                              --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                    $     (801,189) $     (74,232)
  Adjustments to reconcile net loss to net cash used by
      operating activities:
         Stock issued in exchange for services - related party                       429,564
         Depreciation                                                                  4,860            990
  Changes in operating assets and liabilities
         (Increase) in inventory                                                     (15,791)       (36,030)
         (Increase) in accounts receivable                                            (4,370)       (28,686)
         (Decrease) Increase in accounts payable - trade                            (101,464)        34,307
         (Decrease) Increase in accounts payable - officer                           (27,930)         1,335
         (Decrease) Increase in accounts payable - related party                                    (14,000)
         (Decrease) Increase in accounts payable - shareholder                        (5,652)         7,334
         Increase in accrued interest payables                                        11,547
         (Decrease) in accrued payroll taxes                                         (35,730)
                                                                              --------------  --------------

Net cash (used) provided by operating activities                                    (546,155)      (108,972)
                                                                              --------------  --------------

CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                                 (16,147)       (26,115)
                                                                              --------------  --------------

Net cash used by investing activities                                                (16,147)       (26,115)
                                                                              --------------  --------------

CASH FLOW FROM FINANCING ACTIVITIES :
Repayment of shareholder advances                                                    (24,750)
Proceeds from notes payable                                                        1,145,400
Common stock issued for cash                                                         446,000        144,000
Preferred stock issued cash                                                            4,600
Stock subscription receivable                                                         60,000         12,274
                                                                              --------------  --------------

Net cash provided by financing activities                                          1,631,250        156,274
                                                                              --------------  --------------

Net increase (decrease) in cash and equivalents                                    1,068,948         21,187

CASH and equivalents, beginning of period                                                908          1,745
                                                                              --------------  --------------

CASH and equivalents, end of period                                           $    1,069,856  $       22,932
                                                                              ==============  ==============

NON-CASH FINANCING ACTIVITIES:
  Stock subscription receivable                                               $     (115,000)$      (12,274)
                                                                              ============== ==============

  Donated capital - related party                                                          $ $        9,000
                                                                              ============== ==============

                 The accompanying notes are an integral part of
                       the condensed financial statements

                                IPVoice.com, Inc.
                        (A Development Stage Enterprise)
              Notes to Unaudited Consolidated Financial Statements

(1) Summary of Significant Accounting Principles
        The  Company  IPVoice  Communications,   Inc.,  is  a  Nevada  chartered
        development stage corporation which conducts business from its headquarters in Denver, Colorado. The Company was incorporated on February 19, 1997, as Nova Enterprises, Inc. and changed its name to IPVoice Communications, Inc. in March 1998. On May 24, 1999, the Company formally changed its name to IPVoice.Com, Inc.

        The Company is principally involved in the internet telephony industry. Current activities include software and hardware development, raising additional equity, and negotiating with potential key personnel and facilities.

        The Company is in the development stage and is acquiring the necessary operating assets and is beginning its proposed business. While the Company is developing tools necessary to enter the internet telephony market, there is no assurance that any benefit will result from such activities. The Company will receive limited operating revenues and will continue to incur expenses during its development, possibly in excess of revenue.

        The financial statements for the six months ended June 30, 1999 and 1998 contain all adjustments, which in the opinion of management are necessary for fair presentation.

        The following summarize the more significant accounting and reporting policies and practices of the Company:

        a) Use of estimates The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition, and revenues and expenses for the year then ended. Actual results may differ significantly from those estimates.

        b) Principles of consolidation The consolidated financial statements include the accounts of IPVoice Communications, Inc. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated.

        c) Start-up costs Costs of start-up activities, including organization costs, are expensed as incurred, in accordance with Statement of Position (SOP) 98-5. This SOP sets forth the generally accepted accounting principles for costs of start-up activities as it applies to development stage entities.

        d) Net loss per share Basic loss per weighted average common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

        e) Stock compensation for services rendered The Company issues shares of common stock in exchange for services rendered. The costs of the services are valued according to generally accepted accounting principles and have been charged to operations.

        f) Accounts receivable No allowance for uncollectible accounts has been provided. Management has evaluated the accounts and believes they are all collectible.

        g) Inventory Inventory consists mainly of computer parts to be used in the assembly of units to be sold to customers, or utilized by the Company in its operations. Once the assembly is complete, the respective computer part costs are charged to operations or reclassified to property and equipment based on the nature

                                IPVoice.com, Inc.
                        (A Development Stage Enterprise)
              Notes to Unaudited Consolidated Financial Statements

(1) Summary of Significant Accounting Principles (Continued)

        g) Inventory (Continued)
        of the transaction. Inventory is valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

        h) Property and equipment All property and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges which do not increase the useful lives of the assets are charged to operations as incurred.

(2) Stockholders' Equity The Company has authorized 50,000,000 shares of $0.001 par value common stock. The Company had 16,202,758 and 10,544,000 shares of common stock issued and outstanding at June 30, 1999 and 1998, respectively. In February 1997, the Company issued 9,000,000 shares to its founder for services rendered to the Company valued at par value, or $9,000. In March 1997, the Company completed a Regulation D Rule 504 Placement for 1,400,000 shares in exchange for $14,000 cash.

        In March 1998, a majority shareholder donated 9,000,000 shares of common stock to the Company. These shares were simultaneously issued for the acquisition of IPVoice Communications, Inc., a Delaware corporation (Note (1)(b)). During the second quarter of 1998, the Company issued 144,000 shares of common stock for $144,000 in cash. The Company issued 473,000 shares of common stock for services rendered, valued at the current market rate of $47,300 during the third quarter of 1998. Also during the third quarter, the Company issued 183,333 shares of common stock for $85,000 in cash, and 627,000 shares of common stock for a subscription receivable of $62,700. In the fourth quarter of 1998, the Company issued 275,000 shares of common stock for services rendered, valued at the current market rate of $41,250. In the same quarter, 476,666 shares of common stock were issued for $121,800 in cash.

        In the first quarter of 1999, the Company issued 687,499 shares of common stock for $150,000 in cash and 193,760 shares of common stock for services rendered, valued at the current market rate of $120,264. Also during the first quarter, the Company issued 437,500 shares of common stock for a subscription receivable of $175,000. In the second quarter of 1999, the Company issued 2,005,000 shares of common stock for $296,000 in cash and 300,000 shares of common stock for service rendered, valued at the current market rate of $309,300.

        Additionally, the Company has authorized 1,000,000 shares of $0.001 par value preferred stock. There were 1,160 and 0 shares of preferred stock issued and outstanding at June 30, 1999 and 1998, respectively. As part of the Private Offering completed in the second quarter of 1999, the Company issued 1,150 twenty-five year senior convertible preferred shares for $4,600 in cash.

(3) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry-forwards for income tax purposes of approximately $1,332,000, which expire beginning December 31, 2117.

        The amount recorded as deferred tax assets, cumulative as of June 30, 1999, is $199,800 which represents the amount of tax benefits of loss carry-forwards. The Company has established a valuation allowance for this deferred tax asset of $199,800, as the Company has no history of profitable operations.

                                IPVoice.com, Inc.
                        (A Development Stage Enterprise)
              Notes to Unaudited Consolidated Financial Statements

(4) Going Concern As shown in the accompanying consolidated financial statements, the Company has incurred, from February 19, 1997 (Inception) through June 30, 1999, a total net loss of $1,331,855. The ability of the Company to continue as a going concern is dependent upon increasing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking financing to allow it to begin its planned operations.

(5) Related Parties During the six months ended June 30, 1998, the Company repaid funds totaling $14,000. This amount was paid a company under common control for organization expenses incurred on behalf of the Company in 1997.

        At June 30, 1998, the Company owed one of its shareholders $7,344 for consulting and professional services provided to the Company. This amount is presented in Accounts payable - shareholder. Total consulting and professional fees incurred to this shareholder during the six months ended June 30, 1998 amounted to $17,032. During 1998, the Company also paid consulting and professional fees to three other shareholders totaling $21,944. There were no outstanding amounts owed respective to these fees as of June 30, 1998.

        At June 30, 1999 and 1998, the Company owed one of its officers $6,338 and $1,335, respectively, for reimbursement of expenses paid on behalf of the Company. These amounts are presented in Accounts payable - officer.

        At June 30, 1999, the Company owed two of its shareholders $14,912 for consulting and professional services performed on behalf of the Company. This amounts is presented in Accounts payable - shareholder. Total consulting and professional fees incurred to these shareholders during the six months ended June 30, 1999 and 1998 amounted to $35,693 and $27,760, respectively.

        At June 30, 1999, the Company owed $11,547 to shareholders who participated in the Private Offering in the second quarter of 1999. This amount is presented in Accrued interest - shareholders

        During the six months ended June 30, 1999, the Company repaid $24,750 advanced from one of the Company's shareholders for payment of general operating expenses.

(6) Significant Acquisition In March 1998, IPVoice Communications, Inc., a Nevada corporation, acquired 100% of the issued and outstanding shares of common stock of IPVoice Communications, Inc., a Delaware corporation, in a reverse merger, which was accounted for as a reorganization of the Delaware company.

        On April 7, 1999, the Company acquired all of the issued and outstanding common stock of SatLink 3000, Inc., d/b/a Independent Network Services, a Nevada Corporation (INS). The Company issued 250,000 shares of redeemable convertible preferred shares. Each share is convertible, on or after one year after Closing, into one share of the Company's common stock or, at the shareholder's option, redeemable by the Company at a price of $2.00 per share, giving a total valuation of $500,000 to this transactions.

        The above acquisition was subject to the Company entering into agreements with the President and Chief Executive Officer of INS, including, but not limited to, an employment agreement, consulting agreement, compensation agreement, stock operation agreement, and stock grant agreement. The Employment/Compensation Agreement provides compensation to this individual as Director and Chief Financial Officer of the Company. In addition, certain stock incentives are provided. (See
        Note 9)

                                IPVoice.com, Inc.
                        (A Development Stage Enterprise)
              Notes to Unaudited Consolidated Financial Statements

 (7) Private Offering During the second quarter of 1999, the Company raised $1,150,000 through the issuance of forty-six investment units in the amount of $25,000. Each unit consisted of a two-year note in the principal amount of $24,900, with interest payable quarterly at 9% per annum; a warrant for 18,750 shares of stock of the Company; and twenty-five senior convertible preferred shares. The warrant exercise price is 125% of the average closing price of the Company's shares of common stock for the 30 trading days immediately prior to the offering date. The senior convertible preferred shares are convertible into shares of common stock representing 51% of the then issued and outstanding common stock of the Company. This conversion can only occur upon an event of default, which is not reasonably cured, of the two-year notes.

        Management anticipates the net proceeds, less initial expenses payable, will be applied to the business of the Company to provide working capital.

(8) Subsequent Events - Significant Acquisition During the course of the audit of the SatLink 3000, Inc. December 31, 1998 financial statements, certain information was disclosed to the Company. Based on this information, the Board of Directors elected on October 29, 1999, to rescind the acquisition transaction and nullify the above mentioned agreements with the President and Chief Executive Officer of SatLink 3000, Inc. These transactions are being treated as if they never occurred, except for the assumption of an office space lease. The annually renewable lease obligation commences August 1999, with monthly payments of $3,862.

                                                     PART III

Item 1.           Index to Exhibits

Item No.          Description


3.(i).1  *     Articles of Incorporation of Nova Enterprises, Inc.
               filed February 19, 1997.

3.(i).2  *     Certificate  of  Amendment  of  Articles  of  Incorporation
               changing name to IPVoice Communications,  Inc.
               filed March 24, 1998.

3.(i).3  *      Certificate  of  Amendment  of  Articles  of  Incorporation
               changing name to IPVC.com, Inc.

3.(i).4  *     Certificate  of  Amendment  of  Articles  of  Incorporation
               changing name to IPVoice.com, Inc.

3.(ii).1 *     Bylaws of Nova Enterprises, Inc.

4.1      *     Form of Private Placement Offering
               of 1,600,000 common shares at $0.01 per share.

4.2      *     Form of Private Placement Offering
               of 992,500 common shares at $1.00 per share.

4.3      *     Form of Private Placement Offering
               of 100,000 common shares at $0.50 per share.

4.4      *     Form of Private Placement Offering
               of 1,000,000 common shares at $0.15 per share.

4.5      *     Form of Private Placement Offering
               of 1,250,000 common shares at $0.40 per share.

4.6      *     Form of Private Placement Offering
               of 104 Units at $25,000.00 per unit.

4.7      *     Form of Promissory Note for Private Placement Offering
               of 104 Units at $25,000 per unit.

4.8      *     Form of Warrant for Private Placement Offering
               of 104 Units at $25,000 per unit.

10.1     *     Agreement dated March 1998 with Nova Enterprises, Inc.

10.2     *     Agreement dated April 1999 with Independent Network Services.

10.3     *     Agreement dated February 1998 with Natural MicroSystems Corp.

10.4     *     Agreement dated June 1999 with ICG Telecom Group, Inc.

10.5     *     Agreement dated August 1999 with RSL Com U.S.A., Inc.

10.6     *     Agreement dated July 1999 with Star Telecommunications, Inc.

10.7     *     Agreement dated August 1999 with ILD Communications, Inc.

10.8     *     Agreement dated June 1999 with Level 3 Communications LLC.

10.9     *     Agreement dated August, 1999 with Worldcom Technologies, Inc.

10.10    *     Agreement dated March 1999 with Teleco Service International,Inc.

10.11    *     Agreement dated March 1999 with Billion Telecommunication
               Services, Ltd.

10.12    *     Agreement dated May 1999 with Firstnet Telephany Ltd.

10.13    *     Agreement dated July 1999 with MetroPlus Communication
               Technology, Inc.

10.14    *     Agreement dated February 1999 with BlueGrass Net.

10.15    *     Agreement dated July 1998 with The Armstrong International
               Group, Inc.

10.16    *     Agreement dated February 1999 with International Investment
               Partners, Ltd.

10.17    *     Agreement dated March 1999 with Kenneth M. Brown

10.18    *     Agreement dated April 1999 with Netgenie.com LLC

10.19    *     Agreement dated April 1999 with Benae International Inc.

10.20    *     Consulting Agreement dated November 1997 with Condor
               Worldwide, Ltd.

10.21    *     Consulting Agreement dated July 1998 with Calpe, Ltd.

10.22    *     Consulting Agreement dated July 1998 with The Investor
               Communications Group, Inc.

10.23    *     Consulting Agreement dated July 1998 with Corporate Imaging.

10.24    *     Consulting Agreement dated September 1998 with First Capital
               Partners, Inc.

10.25    *     Consulting Agreement dated October 1998 with International
               Investment Partners, Ltd.

10.26    *     Consulting Agreement dated October 1998 with Insidestock.com, Inc

10.27    *     Consulting Agreement dated March 1999 with Buying Power Network.

10.28    *     Employment Agreement dated April 1998 with Barbara S. Will.

10.29    *     Employment Agreement dated April 1998 with Anthony K. Welch.

10.30    *     Employment Agreement dated April 1999 with Peter M. Stazzone.

10.31    *     Lease effective August 1, 1999 for Phoenix offices

27.1     *     Financial Data Sheet.
----------------

(*  Filed herewith)

Item 2.                    Description of Exhibits

         The  documents  required to be filed as Exhibits  Number 2 and 6 and in
Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3 , 5 or 7 in Part III of Form 1-A and the reference to such Exhibit Numbers is therefore omitted.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            IPVoice.com, Inc.
                             (Registrant)


Date: October 29, 1999      By:/s/ Barbara S. Will
                           -------------------------------
                              Barbara S. Will, Director, President
                              and Chief Operating Officer

                            By:/s/ James Howson
                           -------------------------------
                              James Howson, Chairman, Chief
                              Executive Officer

                            By:/s/ James L.  DeSalle
                           -------------------------------
                              James L.  DeSalle, Acting Chief
                              Financial Officer